

CELEBRATING 25 YEARS

COLONIAL BANCGROUP
2006 Annual Report

You'll like it here.

Colonial BancGroup Vision

To be the most admired financial institution by exceeding the expectations of our shareholders, our customers, our employees and the communities we serve.

Colonial BancGroup Mission

Dedicate our team and financial strength to help our shareholders, customers and communities achieve their aspirations and goals.

Table of Contents


COLONIAL BANK
FDIC

WELCOME,

YOU'LL LIKE IT AT

COLONIAL BANCGROUP





Robert E. Lowder
Chairman of the Board, Chief Executive Officer and President

Dear Shareholder:

Twenty-five years ago, Colonial BancGroup was created with the purchase of one bank with $166 million in assets based in Birmingham, Alabama. For the next 14 years, we grew – but only within the borders of Alabama. While we stayed in one state, we built a strong foundation for our franchise with the basic principles that would prove to be rock-solid as we experienced exponential growth during the next eleven years.

We hired smart, hard-working people who love their jobs. They became ambassadors who got to know our customers on a daily basis. They grew with us to create a management team as deep and broad as any in the industry. Twenty-five years later, we continue to believe that our people are our greatest strength.

When interstate banking came along, we decided to expand out of our homestate. We adopted the philosophy that we would expand into America's most dynamic growth markets. We were creating a bank franchise that would be built around population and new job growth, avoiding slow-growth states altogether.

Colonial Bank followed the road most traveled by people who were moving in search of good jobs. First, we went east to Atlanta. Then, in 1996, we bought our first bank in Florida. Later we went to Texas and Nevada, two of the fastest-growing states in the country.

Our growth has been as phenomenal as the states in which we operate. Today, we are the third-largest commercial bank headquartered in Alabama and the fifth-largest commercial bank in the State of Florida. Together, those states comprise 83% of our deposit franchise. In fact, our Florida franchise is bigger than our entire bank was just five years ago.

As we grew, we made another important decision. We kept in place local boards of directors that include business leaders. The local directors have helped us become an integral part of the communities we serve, and that is why we will always keep our local boards of directors.

Early on, we established a conservative credit culture. We make loans to people we know, and we do not sacrifice our credit standards. This philosophy has served us exceedingly well over the years. These lending decisions

Letter to Shareholders

Annualized Shareholder Return
(in percentages)

1 Year	**11.1%**
3 Year	**17.4%**
5 Year	**16.6%**

Solid Dividend Growth
(in dollars per share)


$.48
$.52
$.56
$.58
$.61
$.68
$.75*
2001
2002
2003
2004
2005
2006
2007

** estimated*

must first be approved by local loan committees, which include local directors, and not by individuals who might have significant lending authority. This is a key reason our credit quality remains remarkably strong. Even today, we have never been a bank to follow fads, particularly the unwise lending practices of some institutions in recent years.

As we expanded in additional states, we kept our community bank attitude. By that, I mean we want every customer, whether they're deposit customers or loan customers, to feel they have someone they can talk to at their local Colonial Bank. They don't have to make long-distance calls to Charlotte or Atlanta or New York. They can place a local call to get the assistance they need.

It is an attitude of personal service – the right way to treat people – which is every bit as appealing to the head of a large commercial organization as it is to the consumer checking account customer. While we are proud that we continue to maintain the personal touch that so many businesses have lost, we are not limited by it. In fact, Colonial is competitive with the biggest banks in America.

We've come a long way. Today, we have more than 300 branches with over $22 billion in assets. We recently joined an elite circle when we were recognized as one of only 18 banking institutions on *Forbes Magazine's* Platinum 400 list of the best large publicly traded companies in America.

Another honor came when we were invited to ring the closing bell at the New York Stock Exchange on January 29 in honor of the 25th anniversary of the founding of Colonial BancGroup. I know our shareholders and employees share my pride in this national recognition of their hard work and dedication.

As we head into our second quarter-century, I feel extremely optimistic about the future of Colonial. We will continue to focus on increasing the number of customers in the bank and on deepening our relationships with those customers. We've built strong new lines of business that complement our core services.

"IT IS OUR COMMITMENT TO THIS COMMUNITY BANKING PHILOSOPHY THAT MAKES COLONIAL BANK A SPECIAL PLACE FOR OUR CUSTOMERS, EMPLOYEES AND SHAREHOLDERS."


Total Assets Under Management
(in billions of dollars)
$13.2
$15.8
$16.3
$18.9
$22.9
$24.8
2001
2002
2003
2004
2005
2006


Consistent Earnings Per Share Growth
(diluted)
$1.06
$1.26
$1.16
$1.31
$1.52
$1.72
2001
2002
2003
2004
2005
2006

5-year Compound Annualized Growth Rate of 10%

We will continue to benefit from the depth and breadth of our management team and the local boards of directors who keep us in touch with their communities.

We believe our growth will come naturally as we follow the beliefs that have brought us so far. The population in our geographical footprint is expected to grow more than twice as fast as the United States as a whole over the next five years. Population growth and job growth drive the economy. Clearly, we picked the right places to do business – and the right ways to do business. Our high-growth areas are more robust than the national economy when times are good. Even if the economy is not as strong for the country as a whole, our states typically outperform.

We're aware of concerns that some economists have voiced about the year ahead. But our philosophy remains the same as it was 25 years ago. The economy is going to have its ups and downs. It's going to change. But the secret to a good bank is that it will play the cards that it is dealt. At Colonial, we simply believe we can play them better than our competition.

We started out as a community bank and, no matter how big we become, we will always maintain our original attitude toward the customer, while providing big bank services. Our small bank attitude is based on service. It's an attitude of knowing our customers and providing prompt, courteous and efficient service. It is our commitment to this community banking philosophy that makes Colonial Bank a special place for our customers, employees and shareholders.

Thank you for your continued support.

Robert E. Lowder
Chairman of the Board, Chief Executive Officer and President

For All The Right Reasons

You'll like it at

Colonial BancGroup



BIG BANK
PERFORMANCE, SMALL
BANK ATTITUDE



LINES OF BUSINESS

There's no doubt we're big – more than $22 billion in assets. And no doubt we're good – *Forbes Magazine* included us on its Platinum 400 list of the best large publicly traded companies in America. But what can't be measured is our small bank attitude – greeting customers by name, shaking hands, making personal visits – service you just don't find at big institutions anymore. We're highly competitive and even outshine the biggest banks in a lot of ways, but when it comes to how we treat our customers, we might as well be the corner diner.

Like the individual focus and service offered through Mortgage Banking, originators have access to a full line of more than 200 programs to make the dream of homeownership a reality for our customers. Colonial bankers know that successful neighbors make a successful community. They are devoted to helping local business leaders get the competitive edge by providing one-on-one service and products designed for individual business needs.

Association Services

Colonial serves more than 5,000 condominium and homeowner associations throughout our five-state footprint. A dedicated staff serves the specific needs of property management companies and self-managed associations, providing payment processing, reserve fund alternatives and customized loan products. Responding quickly to the needs of this industry has allowed us to double our asset size and number of units served since 2003.

Mortgage Warehouse Lending

Colonial has grown its Mortgage Warehouse Lending line of business into a "best of breed" operation with an impeccable track record of credit quality. This unit is one of the most knowledgeable in the warehouse lending business and is willing to start small and grow with a customer. The desire for close relationships and an unparalleled level of service enable Colonial to compete effectively across the country.

Treasury Management

One of Colonial's most established lines of business, Treasury Management solidifies the relationship with our commercial customer. Colonial offers a premier platform of treasury services, competitive with the largest banks in the country, yet maintains the personal, high-touch service that reinforces Colonial's community banking philosophy.

Colonial Wealth Management provides a full breadth of asset management and estate planning solutions, money management products and insurance through Colonial Brokerage, Inc. In addition, it offers resources, expertise and personal service to help private banking clients achieve their financial goals.

Colonial Bank Merchant Services meets business customers' needs for credit card processing and provides local support with the best products and services available in the industry. Colonial Bank Merchant Services strives to provide operational know-how and first-hand customer support.

Many say with growth comes change. But one thing that hasn't changed, and won't change, is our small bank attitude. It's who we are. It's who we've always been. And no matter where you go in Alabama, Florida, Georgia, Nevada or Texas, when you walk into a Colonial Bank branch you'll be treated like a friend and neighbor.



Credit Is Due for our Credit Quality



PC200LC



financing provided by...
COLONIAL BANK
You'll like it here.

Credit Quality

We established a conservative credit culture at the very beginning of our bank. And we've never wavered from it. In fact, in recent years our standards have gotten even tougher. As a result, our credit quality metrics continue to be superior to other banks.

No matter where the prevailing winds blow our competitors, Colonial Bank makes loans to customers we know. They are customers who make deposits in our bank. Sometimes they are customers of our customers. Or, we meet them through the business leaders on our local boards of directors. We perform significant due diligence – getting to know our future customers and their businesses.

Only when our community-based loan committees are satisfied do we make the loan. Compare that to institutions where an individual can make a snap loan decision for millions of dollars. We don't do business that way. Never have. Never will. Colonial will not sacrifice its

Nonperforming Assets Consistently Below Industry

(in percentages)



1.17% 1.25% .85% .78% .84% .71% .60% .55% .54% .64% .78% .65% .29% .21% .16%
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Colonial BancGroup
All FDIC Insured Commercial Banks

Net Charge-Offs/Average Loans

(in percentages)



.47% .33% .09% .13% .18% .23% .26% .21% .21% .28% .29% .31% .19% .14% .12%
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Colonial BancGroup
All FDIC Insured Commercial Banks

underwriting standards for growth. We are proud that we have grown to be a $22 billion institution without sacrificing credit quality.

As a result, Colonial has excellent credit quality – net charge-offs of 0.12% of average loans and a nonperforming assets ratio of 0.16% at December 31, 2006, an improvement over net charge-offs of 0.14% of average loans and a nonperforming assets ratio of 0.21% in 2005. We continue to be recognized for our solid credit quality metrics which are again well below the average *of all* FDIC insured commercial banks and many of our southern regional peers.

The bottom line of our credit culture is that we handle each loan today just like the first loans we made 25 years ago.


Order
Basic Properties of Integers
Entertainment 25%
Why We Save
College

We've Never gotten too big for Our Branches



Customer Service

Colonial got its start as a community bank, and we haven't forgotten our roots. In the past 25 years, Colonial Bank's roots have grown deep and strong – from 10 branches in Alabama to more than 300 throughout the Southeast, Texas and Nevada. The strength of those roots can be seen in Colonial's employees and directors through leadership and community involvement.

Every Colonial office is an extension of the community which it serves; its bankers live and work in those communities. We all want to see our business leaders succeed and our communities grow; therefore, we do what it takes to help.

The spirit of success is wrapped in our promise to offer the high-touch, personal service our customers want in a way that demonstrates our commitment – no matter how big we get – no matter how many branches we have.

At Colonial Bank, not only are we building our customer base, we are also building relationships. And that's one

Retail Banking Fees
(in millions of dollars)


$62.9
$74.6
$82.4
$87.6
$96.7
2002
2003
2004
2005
2006

Average Deposits
(in billions of dollars)


$8.7
$9.4
$10.9
$14.0
$15.8
2002
2003
2004
2005
2006

Deposits by State
($16 billion at December 31, 2006)


FL 59%
AL 24%
GA 5%
NV 5%
TX 4%
Corp. 3%

Branches by State
(305 branches at December 31, 2006)


FL 166
AL 92
GA 18
NV 15
TX 14

reason why people keep coming back to us. They like the way they're treated. They're shown respect in every transaction by people who understand what really matters. It's the way we've always been and it's the way we will always be.

Our interest in our customers and our communities is genuine. Every Colonial banker has one goal in mind – to exceed the expectations of our shareholders, our customers, our employees and the communities we serve.

We live the Colonial Bank brand promise "You'll like it here" every day and we consider it part of this promise to serve the communities that support Colonial. That's why you see Colonial bankers involved in community activities like teaching students about the value of saving and budgeting their money. We consider it a privilege to be a part of the growth and success of the communities where our strong roots are firmly planted.

Principal Officers

Robert E. Lowder
Chairman of the Board, Chief Executive Officer and President, The Colonial BancGroup, Inc.; *Chairman of the Board, Chief Executive Officer and President,* Colonial Bank

Sarah H. Moore
Senior Executive Vice President, Chief Financial Officer

Patti G. Hill
Senior Executive Vice President, Chief Operating Officer

Caryn D. Cope
Senior Executive Vice President, Chief Credit Officer

David B. Byrne
Executive Vice President, Secretary and General Counsel

Colonial BancGroup Board of Directors

Robert E. Lowder
Chairman of the Board, Chief Executive Officer and President, The Colonial BancGroup, Inc.
Montgomery, Alabama

Lewis E. Beville
Vice President, Thames Batre Mattei Beville & Ison; *Vice Chairman of the Board,* Colonial Bank Gulf Coast Area
Mobile, Alabama

Augustus K. Clements, III
Managing Partner, Clements Financial Group; *Director,* Colonial Bank; *Director,* Colonial Bank Montgomery Area
Montgomery, Alabama

Robert S. Craft
President, Craft Farms; *Chairman of the Board,* Colonial Bank Gulf Coast Area
Gulf Shores, Alabama

Patrick F. Dye
Former Athletic Director and Head Football Coach, Auburn University
Auburn, Alabama

Hubert L. Harris, Jr.
Retired Chief Executive Officer, INVESCO North America; *Director,* Colonial Bank Georgia
Atlanta, Georgia

Clinton O. Holdbrooks
Investor; Retired Former Chairman of the Board, Colonial Bank East Central Area
Sarasota, Florida

Deborah L. Linden
Chairman of the Board and Chief Executive Officer, Island One, Inc.; *Director,* Colonial Bank Central Florida
Orlando, Florida

John Ed Mathison, D.M.
Senior Minister, Frazer Memorial United Methodist Church; *Director,* Colonial Bank Montgomery Area
Montgomery, Alabama

Milton E. McGregor
President and Chief Executive Officer, Macon County Greyhound Park, Inc.; *President and Chief Executive Officer,* Jefferson County Racing Association, Inc.
Montgomery, Alabama

John C.H. Miller, Jr.
Attorney, Partner, Miller, Hamilton, Snider & Odom, LLC; *Director,* Colonial Bank Gulf Coast Area; *Director,* Colonial Bank South Florida
Mobile, Alabama

Joe D. Mussafer
President, Montgomery Beverage Company; *Director,* Colonial Bank Montgomery Area
Montgomery, Alabama

William E. Powell, III, Ph.D.
Executive Vice President, Alabama Cattlemen's Association; *Director,* Colonial Bank; *Director,* Colonial Bank Montgomery Area
Montgomery, Alabama

James W. Rane
President and Chief Executive Officer, Great Southern Wood Preserving
Abbeville, Alabama

Simuel Sippial, Jr.
President, Sippial Enterprises; *Director,* Colonial Bank; *Chairman of the Board,* Colonial Bank Montgomery Area
Montgomery, Alabama

Edward V. Welch
Chairman of the Board, Welch, Hornsby & Welch, Inc.; *Director,* Colonial Bank Montgomery Area
Montgomery, Alabama

Colonial BancGroup Board Committees

Executive Committee
Robert E. Lowder, Chairman
Augustus K. Clements, III
Robert S. Craft
John C.H. Miller, Jr.
Simuel Sippial, Jr.

Compensation Committee
Simuel Sippial, Jr., Chairman
Deborah L. Linden
Milton E. McGregor
Joe D. Mussafer

Asset-Liability Committee
Clinton O. Holdbrooks, Chairman
Patrick F. Dye
Hubert L. Harris, Jr.
Joe D. Mussafer
James W. Rane
Edward V. Welch

Nominating and Corporate Governance Committee
Robert S. Craft, Chairman
Lewis E. Beville
William E. Powell, III
Simuel Sippial, Jr.

Audit Committee
Lewis E. Beville, Chairman
Hubert L. Harris, Jr.
William E. Powell, III
Simuel Sippial, Jr.

Colonial Bank Board of Directors

Robert E. Lowder
Chairman of the Board, Chief Executive Officer and President, Colonial Bank
Montgomery, Alabama

Augustus K. Clements, III
Managing Partner, Clements Financial Group; *Director,* The Colonial BancGroup, Inc.; *Director,* Colonial Bank Montgomery Area
Montgomery, Alabama

Thomas F. Dyas, Jr.
Partner, Dyas Leaseholds; *Director,* Colonial Bank Montgomery Area
Auburn, Alabama

Howell Henderson
Owner, R.P. Henderson & Sons; *Director,* Colonial Bank East Central Area
Pell City, Alabama

William E. Powell, III, Ph.D.
Executive Vice President, Alabama Cattlemen's Association; *Director,* The Colonial BancGroup, Inc.; *Director,* Colonial Bank Montgomery Area
Montgomery, Alabama

Simuel Sippial, Jr.
President, Sippial Enterprises; *Director,* The Colonial BancGroup, Inc.; *Chairman of the Board,* Colonial Bank Montgomery Area
Montgomery, Alabama

Paul J. Spina, Jr.
President, Spina Enterprises, Inc.; *Chairman of the Board,* Colonial Bank Birmingham Area
Pelham, Alabama

Regional Bank Management and Boards of Directors

Robert E. Lowder
Chairman of the Board, Chief Executive Officer and President, Colonial Bank; *Director,* All Regional Bank Boards
Montgomery, Alabama

Alabama

Assets: $4.4 Billion
94 Offices

John E. Hamilton, III
Chief Executive Officer and President, Corporate Lending, Colonial Bank Alabama/Georgia; *Director,* All Alabama and Georgia Regional Boards
Montgomery, Alabama

Leah B. Junkins
Chief Executive Officer and President, Retail Banking, Colonial Bank Alabama/Georgia; *Director,* All Alabama and Georgia Regional Boards
Foley, Alabama

Birmingham Area Board of Directors

Paul J. Spina, Jr.
President, Spina Enterprises, Inc., *Chairman of the Board,* Colonial Bank Birmingham Area; *Director,* Colonial Bank
Pelham, Alabama

Edward M. Friend, III
Attorney, Shareholder, Sirote & Permutt, P.C.; *Vice Chairman of the Board,* Colonial Bank Birmingham Area
Birmingham, Alabama

H. Albert Awtrey
President, Awtrey Companies
Birmingham, Alabama

Kirkwood R. Balton
Former Chairman, Booker T. Washington Insurance Co.; *Chairman and President,* J&B Medical Supply Company
Birmingham, Alabama

Joe Dean, Jr.
Athletic Director, Birmingham Southern College
Birmingham, Alabama

Louis C. Henderson, Jr.
Principal, Henderson and Associates, LLC
Birmingham, Alabama

John C. Miller
Executive Vice President, Land Title Company of Alabama
Birmingham, Alabama

Ruel Russell
Retired
Birmingham, Alabama

Jane Turman
Retired Banker, Colonial Bank Senior Vice President, *Retail Administration*
Birmingham, Alabama

East Central Area Board of Directors

John T. McCartney
Vice President, McCartney Construction Co., Inc.; *Chairman of the Board,* Colonial Bank East Central Area;
Gadsden, Alabama

Patrick Cushman
Vice President, McWhorter Properties
Anniston, Alabama

Jason A. Goodgame
Project Manager, Goodgame Company, Inc.
Pell City, Alabama

Sherman Guyton
Mayor
Gadsden, Alabama

Howell Henderson
Owner, R.P. Henderson and Sons
Director, Colonial Bank
Pell City, Alabama

Everett King
President, ERA King Real Estate Company, Inc.
Anniston, Alabama

Lyman Lovejoy
Owner, Lovejoy Realty
Odenville, Alabama

John W. Morris
President and Chief Executive Officer, Morris Building Constructors, Inc. and Morris Properties, LLC
Anniston, Alabama

W. Max Payne
Retired Banker
Heflin, Alabama

Julia Segars
Vice President, Alabama Power Eastern Division
Anniston, Alabama

Gulf Coast Area Board of Directors

Robert S. Craft
President, Craft Farms; *Chairman of the Board,* Colonial Bank Gulf Coast Area; *Director,* The Colonial BancGroup, Inc.
Gulf Shores, Alabama

Lewis E. Beville
Vice President, Thames Batre Mattei Beville & Ison; *Vice Chairman of the Board,* Colonial Bank Gulf Coast Area; *Director,* The Colonial BancGroup, Inc.
Mobile, Alabama

Aubury L. Fuller
President, Dixie Road Garage
Summerdale, Alabama

Sheila S. Hodges
President, Meyer Real Estate
Gulf Shores, Alabama

Arthur A. Holk
Chairman of the Board, Baldwin Mutual Insurance Agency
Foley, Alabama

Pfilip G. Hunt, Jr.
President, Gardnyr Michael Capital, Inc.
Mobile, Alabama

J. Earl McMurphy, III
Mobile, Alabama

John C. H. Miller, Jr.
Attorney, Partner, Miller, Hamilton, Snider & Odom, LLC; *Director,* The Colonial BancGroup, Inc.; *Director,* Colonial Bank South Florida
Mobile, Alabama

John R. Nelson
President, Bon Secour Fisheries, Inc.
Bon Secour, Alabama

James P. Nix
President, Jim Nix & Associates
Fairhope, Alabama

Rance Reehl
Owner/Broker, Coldwell Banker
Reehl Properties
Fairhope, Alabama

John A. Roberts, Jr.
President, Roberts Brothers, Inc.
Mobile, Alabama

Ralph Timothy Russell
President, Baldwin Mutual Insurance
Company; Gulf Coast Title Insurance Company;
Former Mayor of Foley
Foley, Alabama

John B. Saint
President, The Mitchell Company
Mobile, Alabama

Huntsville Area Board of Directors

Jerry J. Chesser
President, Shelby Contracting Co., Inc.;
Chairman of the Board, Colonial Bank
Huntsville Area
Huntsville, Alabama

Jerry L. Batts
District Judge
39th Judicial Circuit
Athens, Alabama

Dr. Marc Bendickson
Chief Executive Officer, Dynetics, Inc.
Huntsville, Alabama

Ronald W. Boles
Owner, General and Automotive
Machine Shop
Huntsville, Alabama

Russell G. Brown
President, DP Associates
Huntsville, Alabama

Hinton Mitchem
State Senator
Union Grove, Alabama

Edward R. Ragland
Chairman of the Board,
Ragland Bros. Retail Cos., Inc.
Huntsville, Alabama

Frances E. Roper
Owner, Roper's Flowers
Huntsville, Alabama

Wade M. Russell
Owner, Five Points Properties, LLC
Huntsville, Alabama

Paula D. Steigerwald
Chief Executive Officer and President,
Huntsville Botanical Garden
Huntsville, Alabama

Montgomery Area Board of Directors

Simuel Sippial, Jr.
President, Sippial Enterprises;
Chairman of the Board, Colonial Bank
Montgomery Area; *Director,* The Colonial
BancGroup, Inc.; *Director,* Colonial Bank
Montgomery, Alabama

Phillip E. Adams, Jr.
Attorney, Adams, Umbach,
Davidson & White
Opelika, Alabama

Richard E. Babington – Emeritus
Retired
Montgomery, Alabama

A. Bowen Ballard – Emeritus
Chief Executive Officer, Ballard
Realty Company
Montgomery, Alabama

Patricia W. Barnes – Emerita
Vice President and Founder,
Sister Schubert's Homemade Rolls
Luverne, Alabama

H.E. Cauthen, Jr.
President and Chief Executive Officer,
The Cauthen Companies
Montgomery, Alabama

Boyd E. Christenberry
Retired Executive Vice President,
Marketing, ALFA Insurance Corporation
Montgomery, Alabama

George H. Clay – Emeritus
President, Clay & Associates, Inc.
Tuskegee, Alabama

Augustus K. Clements, III
Managing Partner, Clements Financial
Group; *Director,* The Colonial BancGroup,
Inc.; *Director,* Colonial Bank
Montgomery, Alabama

Thomas F. Dyas, Jr.
Partner, Dyas Leaseholds
Director, Colonial Bank
Auburn, Alabama

Edwin L. Lewis
President, E.L. Lewis & Co.
Auburn, Alabama

Gordon G. Martin
Vice President Southern Division,
Alabama Power Company
Montgomery, Alabama

John Ed Mathison, D.M.
Senior Minister, Frazer Memorial
United Methodist Church;
Director, The Colonial BancGroup, Inc.
Montgomery, Alabama

Joe D. Mussafer – Emeritus
President, Montgomery Beverage
Company; *Director,* The Colonial
BancGroup, Inc.
Montgomery, Alabama

William E. Powell, III, Ph.D.
Executive Vice President, Alabama
Cattlemen's Association; *Director,*
The Colonial BancGroup, Inc.; *Director,*
Colonial Bank
Montgomery, Alabama

Jack F. Rainer
Owner, Career Personnel
Montgomery, Alabama

Edward V. Welch – Emeritus
Chairman of the Board, Welch,
Hornsby & Welch, Inc.; *Director,*
The Colonial BancGroup, Inc.
Montgomery, Alabama

Ronnie J. Wynn – Emeritus
Managing Member, RJW Consulting, LLC
Montgomery, Alabama

Florida
Assets: $12.4 Billion

Central Florida
Assets: $3.4 Billion
60 Offices

Stephen T. Kurtz
Chief Executive Officer and President, Retail Banking; Director, Central Florida
Leesburg, Florida

Michael L. Sleaford
Chief Executive Officer and President, Corporate Lending; Director, Central Florida
Orlando, Florida

Central Florida Board of Directors

Donald T. Senterfitt
Chairman of the Board,
Colonial Bank Central Florida
Orlando, Florida

Wayne L. Carse
President, Carse Oil Company
Orlando, Florida

H.E. Davis
Vice Chairman, Colonial Bank Central Florida
Orlando, Florida

C.A. Johnson, II
President and Owner,
C.A. Johnson Properties
Winter Park, Florida

Deborah L. Linden
Chairman of the Board and Chief Executive Officer, Island One, Inc.; *Director,* The Colonial BancGroup, Inc.
Orlando, Florida

James P. Logan
President, Logan Sitework Contractors, Inc.
Fruitland Park, Florida

Douglas F. Long
President, Pinnacle Financial Corp.
Orlando, Florida

Ted R. Ostrander, Jr.
President, Lassiter-Ware, Inc.
Leesburg, Florida

Gregory P. Padgett
Partner, Brooks Wiley Young Padgett & Kleiser, P.A.
Leesburg, Florida

James Pelloni
President, Pelloni Development Group
Lake Mary, Florida

A. Wayne Rich
President, Victoria Equities, Inc.;
Of Counsel, Broad and Cassel
Orlando, Florida

H.D. Robuck, Jr.
President and Chief Executive Officer,
Romac Lumber & Supply, Inc.
Leesburg, Florida

Dimitri N. Toumazos
Chief Financial Officer, Xentury City Development Co.
Orlando, Florida

Florida West Coast
Assets: $3.1 Billion
56 Offices

Joseph V. Chillura
Chief Executive Officer and President, Corporate Lending; Director, Florida West Coast North and South
Tampa, Florida

Harlan C. Parrish
Chief Executive Officer and President, Retail Banking; Director, Florida West Coast North and South
Bonita Springs, Florida

Florida West Coast North
Board of Directors

M.G. "Manny" Alvarez, Jr.
Chairman of the Board and Director of Community Affairs, Colonial Bank Florida West Coast North
Tampa, Florida

E. Ralph Crawford
Retired Banker
Treasure Island, Florida

Riley L. Hogan, Jr.
Retired
Brandon, Florida

Hamilton E. Hunt, Jr.
President, Hunt Douglas
Tampa, Florida

Thomas E. Johnson
President, TEJ Properties
Tampa, Florida

Velma-Jean Kato
Customer Sales Officer, Colonial Bank Florida West Coast North
Tampa, Florida

Alfred T. Rogers
President and Senior Lender, Colonial Bank Florida West Coast North
Tampa, Florida

Florida West Coast South
Board of Directors

Robert M. Taylor
Chairman, The Mariner Group, Robb & Stucky; *Chairman of the Board,* Colonial Bank Florida West Coast South
Ft. Myers, Florida

Frank D'Alessandro
Partner, Gates, D'Alessandro & Woodyard Commercial Team
Ft. Myers, Florida

Kim Anderson
Vice President, Oswald, Trippe & Co.
Naples, Florida

Vin De Pasquale
President, Dock 5, Inc.
Naples, Florida

Steven H. Pontius
Executive Vice President,
Waterman Broadcasting
Ft. Myers, Florida

Steven C. Shimp
President, Owen-Ames-Kimball Co.
Ft. Myers, Florida

Thomas Taylor
Chief Executive Officer and President,
Hole Montes, Inc.
Naples, Florida

Gary Wolter
President, The Wolter Group
Ft. Myers, Florida

South Florida
Assets: $3.4 Billion
48 Offices

Eris H. Sandler
Chief Executive Officer and President, Retail Banking; Director, South Florida
Sunrise, Florida

Michael L. Sleaford
Chief Executive Officer and President, Corporate Lending
Palm Beach and Treasure Coast
Orlando, Florida

Raul Valdes-Fauli
Chief Executive Officer and President, Corporate Lending, Miami-Dade; *Director,* South Florida
Miami, Florida

South Florida Board of Directors

Barton S. Goldberg
Chairman of the Board,
Colonial Bank South Florida
Miami Beach, Florida

Willy A. Bermello
President, Bermello, Ajamil & Partners, Inc.
Miami, Florida

Casey Cummings
President, RAM Development Co.
Palm Beach Gardens, Florida

Reginald M. Hayden, Jr.
Attorney, Hayden & Milliken, P.A.
Miami, Florida

Robert L. Jamerson, Jr.
Attorney, Jamerson, Sutton and Surlas, LLP
Coral Gables, Florida

Philip Levine
President, Baron Corp.
Miami Beach, Florida

Alfred N. Marulli
President, David Associates Real Estate Developers
West Palm Beach, Florida

Hillel Meyers
Chairman of the Board, Star Island Development Corporation
Kissimmee, Florida

John C.H. Miller, Jr.
Attorney, Partner, Miller, Hamilton, Snider & Odom, LLC; *Director,* The Colonial BancGroup, Inc.; *Director,* Colonial Bank Gulf Coast Area
Mobile, Alabama

Alan Ojeda
President, Rilea Group, Inc.
Miami, Florida

Craig Robins
President, Dacra Development Corporation
Miami Beach, Florida

Edward Rodgers
Retired Judge
Riviera Beach, Florida

Steven J. Saiontz
Chairman of the Board, The Crimson Ibis Companies
Miami Beach, Florida

Georgia
Assets: $1.3 Billion
18 Offices

John E. Hamilton, III
Chief Executive Officer and President, Corporate Lending, Colonial Bank Alabama/Georgia; *Director,* All Alabama and Georgia Regional Boards
Montgomery, Alabama

Leah B. Junkins
Chief Executive Officer and President, Retail Banking, Colonial Bank Alabama/Georgia; *Director,* All Alabama and Georgia Regional Boards
Foley, Alabama

Georgia Board of Directors

John C. Gray
President, Gray & Garrett, P.C. ; *Chairman of the Board,* Colonial Bank Georgia;
Atlanta, Georgia

T. Richard Bryant, Jr.
President, Bryant Commercial Real Estate Partners
Atlanta, Georgia

Samuel N. Frankel
Retired
Atlanta, Georgia

Gilman Hackel
Owner, Hackel Realty & Investments
Columbus, Georgia

Hubert L. Harris, Jr.
Retired Chief Executive Officer, INVESCO North America; *Director,* The Colonial BancGroup, Inc.
Atlanta, Georgia

Carole E. Kendall
President, Kendall Supply
Lawrenceville, Georgia

William W. Schultz
President, Billy Schultz, Inc.
Atlanta, Georgia

Barney A. Smith, Jr.
Chairman, BASCO Enterprises, Inc.
Macon, Georgia

Jerry L. Stephens
President, Fall Line Equipment Co.
Macon, Georgia

Andrew Taylor
President, Taylor & Mathis
Atlanta, Georgia

Nevada

Assets: $926 Million
15 Offices

Mark S. Daigle
Chief Executive Officer and President; Director, Nevada Region
Las Vegas, Nevada

Nevada Board of Directors

Richard L. Martucci, Sr.
Chairman of the Board,
Colonial Bank Nevada
Reno, Nevada

R. C. Bostdorff
Retired, Nevada Bell
Reno, Nevada

Russell V. Bowring
Retired Banker/Business Owner
Reno, Nevada

Richard Collings
Retired, Financial Consultant
Reno, Nevada

Robert L. Forbuss
President and Chief Executive Officer,
Strategic Alliances
Las Vegas, Nevada

George Ghiglia
Owner, Ghiglia Development
Fallon, Nevada

Leonard E. Goodall, Ph.D.
Professor Emeritus of Management & Public Administration, Department of Public Administration, University of Nevada at Las Vegas
Las Vegas, Nevada

Soozi Jones Walker
Corporate Broker, Commercial Executives
Las Vegas, Nevada

Suzanne Lowden
Archon Corporation
Las Vegas, Nevada

Glenn Raynes, CPA
Retired
Las Vegas, Nevada

William K. Stephan, M.D.
Retired Physician
Las Vegas, Nevada

Richard H. Taggart
Managing Partner, Taggart Limited Partnership
Las Vegas, Nevada

Melvin B. Wolzinger
President and Chief Executive Officer,
Alstate Enterprises, Inc.
Las Vegas, Nevada

James E. Zurbriggen
Owner, American Commonwealth Mortgage
Las Vegas, Nevada

Texas

Assets: $1.3 Billion
14 Offices

C. Malcolm Holland, III
Chief Executive Officer and President; Director, Texas Region
Dallas, Texas

Texas Board of Directors

Robert Baldwin, III
President, Baldwin Interests, Inc.
Austin, Texas

Rhett D. Bentley
President, Landmar Resources, Inc.
Dallas, Texas

Laura Beuerlein
Executive Vice President of Marketing,
Heritage Title Co. of Austin, Inc.
Austin, Texas

Patrick Q. Crow
Attorney, Clay & Crow, LLP
Dallas, Texas

Maurice Crowe
President, R.M. Crowe Company
Dallas, Texas

Mark Eshelman
Director of Sales Development, Vincera, Inc.
Austin, Texas

Connie Niemann Heyer
Partner, Niemann and Niemann
Austin, Texas

H. Craig Kinney
President, Kinney Properties
Dallas, Texas

D. Kent Lance, Jr.
Partner, Hill Partners
Austin, Texas

Kelly Rodgers
Attorney – Independent Practice
Austin, Texas

John Sughrue
President and Chief Executive Officer,
Brook Partners, Inc.
Dallas, Texas

Ray Washburne
President and Chief Executive Officer,
Charter Holdings
Dallas, Texas

William Wells
President, Beer Wells Real Estate
Dallas, Texas

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number: 1-13508

THE COLONIAL BANCGROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	**63-0661573**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
100 Colonial Bank Blvd. Montgomery, Alabama	**36117**
(Address of principal executive offices)	(Zip Code)

(334) 676-5000
(Registrant's telephone number, including area code.)

One Commerce Street, Suite 800, Montgomery, Alabama 36104
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each exchange on which registered
Common Stock, $2.50 par value per share	**New York Stock Exchange**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2006, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $3,778,003,157, based on the closing price of $25.68 per share as reported on the New York Stock Exchange. (For purposes of calculating this amount, all directors, officers and principal shareholders of the registrant are treated as affiliates).

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 16, 2007
Common Stock, $2.50 par value per share	152,810,173 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Portions of Definitive Proxy Statement for 2007 Annual Meeting as specifically referred to herein.	Part III

PART I

Item 1. *Business*

General

The Registrant, The Colonial BancGroup, Inc. (BancGroup, Colonial or the Company) is a Delaware corporation organized in 1974 as a bank holding company under the Bank Holding Company Act of 1956, as amended (the BHCA). BancGroup was originally organized as Southland Bancorporation, and its name was changed in 1981. In 1997, pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, BancGroup consolidated its various banking subsidiaries into Colonial Bank. In 2000, pursuant to the Gramm-Leach-Bliley Financial Services Modernization Act (Gramm-Leach), BancGroup elected to become a financial holding company which allows it to affiliate with securities firms and insurance companies and to engage in other activities that are financial in nature, incidental to such financial activities, or complementary to such activities.

The principal activity of BancGroup is to supervise and coordinate the business of its subsidiaries and to provide them with capital and services. BancGroup derives substantially all of its income from dividends received from Colonial Bank. Various statutory provisions and regulatory policies limit the amount of dividends Colonial Bank may pay without regulatory approval. In addition, federal statutes restrict the ability of Colonial Bank to make loans to BancGroup.

At December 31, 2006, BancGroup and its subsidiaries employed 4,721 persons. BancGroup's principal offices are located at 100 Colonial Bank Blvd., Montgomery, Alabama 36117 and its mailing address is: P.O. Box 241148, Montgomery, Alabama 36124. BancGroup's telephone number at its principal office is (334) 676-5000.

Subsidiary Bank

Colonial Bank was converted into a national association on August 8, 2003. Its legal name was changed to "Colonial Bank, N.A." but it still does business as, and is usually referred to herein as "Colonial Bank." As of December 31, 2006, Colonial Bank had a total of 305 branches, with 166 branches in Florida, 92 branches in Alabama, 18 branches in Georgia, 14 branches in Texas and 15 branches in Nevada. Colonial Bank conducts a general commercial banking business in its respective service areas and offers a variety of demand, savings and time deposit products as well as extensions of credit through personal, commercial and mortgage loans within each of its market areas. Colonial Bank also provides additional services to its markets through cash management services, electronic banking services and credit card and merchant services. Through its wealth management area, Colonial Bank's wholly owned subsidiaries Colonial Investment Services, Inc., Colonial Investment Services of Florida, Georgia, Nevada and Tennessee offer various insurance products and annuities for sale to the public. These subsidiaries are regulated by each state's department of insurance.

Colonial Bank encounters intense competition in its commercial banking business, generally from other banks located in its respective metropolitan and service areas. Colonial Bank competes for interest bearing funds with other banks and with many non-bank issuers of commercial paper and other securities. Competition also exists with banks in other metropolitan areas of the United States, many of which are larger in terms of capital resources and personnel. In the conduct of certain aspects of its commercial banking business, Colonial Bank competes with savings and loan associations, credit unions, mortgage banks, factors, insurance companies and other financial institutions. At December 31, 2006, Colonial Bank accounted for approximately 99.7% of BancGroup's consolidated assets.

Other Financial Services Operations

BancGroup's subsidiary Colonial Brokerage, Inc., a Delaware corporation, provides full service and discount brokerage services and investment advice and is a member of and is regulated by the National Association of Securities Dealers.

Non-financial Services Operations

BancGroup has interests in several residential and commercial real estate developments located in the southeastern United States as well as two in the central Texas area. The aggregate investment in such entities is $37.9 million.

As of December 31, 2005, Colonial Bank had a 72.43% ownership in Goldleaf Technologies, Inc., a Delaware corporation, which provides internet and ACH services to community banks. On January 31, 2006, Colonial Bank sold its interest in Goldleaf Technologies, Inc.

Segment Information

The Company has six reportable segments for management reporting — five regional bank segments located in Florida, Alabama, Georgia, Nevada and Texas, and the mortgage warehouse segment headquartered in Orlando, Florida. Each regional bank segment consists of commercial lending and full service branches in its geographic region. The branches provide a full range of traditional banking products as well as financial planning and mortgage banking services. The mortgage warehouse segment provides lines of credit collateralized by residential mortgage loans and other services to mortgage origination companies. Corporate functions not included in these reportable segments include treasury and parent activities, back office operations and intercompany eliminations. These functions are reported together as Corporate/Treasury/Other. For additional information related to segments, see Note 24, *Segment Information*, in the Notes to Consolidated Financial Statements.

Available Information

BancGroup makes available, free of charge through its Internet website (www.colonialbank.com), the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after electronically filing or furnishing such material with the Securities and Exchange Commission.

Certain Regulatory Considerations

The following is a brief summary of the regulatory environment in which BancGroup and Colonial Bank operate and is not designed to be a complete discussion of all statutes and regulations affecting such operations, including those statutes and regulations specifically mentioned herein. Changes in the laws and regulations applicable to BancGroup and Colonial Bank can affect the operating environment in substantial and unpredictable ways. BancGroup cannot accurately predict whether legislation will ultimately be enacted, and if enacted, what the ultimate effect that legislation would have on BancGroup or its subsidiaries' financial condition or results of operations. While banking regulations are material to the operations of BancGroup and Colonial Bank, it should be noted that supervision, regulation, and examination of BancGroup and Colonial Bank are intended primarily for the protection of depositors, not security holders.

BancGroup is a registered bank holding company and a financial holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System (Federal Reserve). As such, it is subject to the BHCA and many of the Federal Reserve's regulations promulgated thereunder. The Federal Reserve has broad enforcement powers over bank holding companies, including the power to impose substantial fines and civil money penalties.

Colonial Bank, a national banking association, is subject to supervision and examination by the Office of the Comptroller of the Currency (OCC). Colonial Bank converted from an Alabama state-chartered Federal Reserve member bank to a national banking association on August 8, 2003. The deposits of Colonial Bank are insured by the Federal Deposit Insurance Corporation (FDIC) to the extent provided by law. The FDIC assesses deposit insurance premiums the amount of which may, in the future, depend in part on the condition of Colonial Bank.

Moreover, the FDIC may terminate deposit insurance of Colonial Bank under certain circumstances. The bank regulatory agencies have broad enforcement powers over depository institutions under their jurisdiction, including the power to terminate deposit insurance, to impose fines and other civil and criminal penalties, and to appoint a conservator or receiver if any of a number of conditions are met.

Mergers, Acquisitions and Changes in Control

One limitation under the BHCA and the Federal Reserve's regulations requires that BancGroup obtain prior approval of the Federal Reserve before BancGroup acquires, directly or indirectly, more than 5% of any class of voting securities of another bank. Prior approval also must be obtained before BancGroup acquires all or substantially all of the assets of another bank, or before it merges or consolidates with another bank holding company. Because BancGroup is a registered bank holding company, persons seeking to acquire 25% or more of any class of its voting securities must receive the prior approval of the Federal Reserve. Similarly, under certain circumstances, persons seeking to acquire between 5% and 25% also may be required to obtain prior Federal Reserve approval.

In September 1994, Congress enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. This legislation, among other things, amended the BHCA to permit bank holding companies, subject to certain limitations, to acquire either control or substantial assets of a bank located in states other than that bank holding company's home state regardless of state law prohibitions. This legislation became effective on September 29, 1995. In addition, this legislation also amended the Federal Deposit Insurance Act to permit, beginning on June 1, 1997 (or earlier where state legislatures provided express authorization), the merger of insured banks with banks in other states, subject to certain limitations.

FDIC Improvement Act

As a result of enactment in 1991 of the FDIC Improvement Act (FDICIA), banks are subject to increased reporting requirements and more frequent examinations by the bank regulatory agencies. The agencies also have the authority to dictate certain key decisions that formerly were left to management, including compensation standards, loan underwriting standards, asset growth, and payment of dividends. Failure to comply with these standards, or failure to maintain capital above specified levels set by the regulators, could lead to the imposition of penalties or the forced resignation of management. If a bank becomes critically undercapitalized, the banking agencies have the authority to place an institution into receivership.

Consumer Protection Laws

There are a number of laws that govern the relationship between Colonial Bank and its customers. For example, the Community Reinvestment Act (CRA) is designed to encourage lending by banks to persons in low and moderate income areas. The Home Mortgage Disclosure Act and the Equal Credit Opportunity Act attempt to minimize lending decisions based on impermissible criteria, such as race or gender. The Truth-in-Lending Act and the Truth-in-Savings Act require banks to provide certain disclosure of relevant terms related to loans and savings accounts, respectively. Anti-tying restrictions (which prohibit, for instance, conditioning the availability or terms of credit on the purchase of another banking product) further restrict Colonial Bank's relationships with its customers.

Gramm-Leach-Bliley Financial Services Modernization Act

In 1999, Gramm-Leach was signed into law and it became effective on March 11, 2000. The primary purpose of Gramm-Leach was to eliminate barriers between investment banking and commercial banking and to permit, within certain limitations, the affiliation of financial service providers. Generally, Gramm-Leach (i) repealed the historical restrictions against, and eliminated many federal and state law barriers to affiliations among banks, securities firms, insurance companies and other financial service providers, (ii) provided a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadened the activities that may be conducted by and through national banks and other banking subsidiaries of bank holding companies, (iv) provided an enhanced framework for protecting the privacy of consumers' information, (v) adopted a number of provisions related to the capitalization, membership, corporate governance and other measures designed to modernize the Federal Home Loan Bank System, (vi) modified the laws governing the implementation of the CRA, and (vii) addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

More specifically, under Gramm-Leach, bank holding companies, such as BancGroup, that meet certain management, capital, and CRA standards, are permitted to become financial holding companies and, by doing so, to affiliate with securities firms and insurance companies and to engage in other activities that are financial in nature, incidental to such financial activities, or complementary to such activities. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized under the FDICIA prompt corrective action provisions, is well managed and has at least a satisfactory rating under the CRA. The required filing is a declaration that the bank holding company wishes to become a financial holding company and meets all applicable requirements. BancGroup became a financial holding company on May 12, 2000.

Generally, no prior regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities permitted under Gramm-Leach. Activities cited by Gramm-Leach as being financial in nature include:

- securities underwriting, dealing and market making;
- sponsoring mutual funds and investment companies;
- insurance underwriting and agency;
- merchant banking activities; and
- activities that the Federal Reserve has determined to be closely related to banking.

Privacy Laws

In 2000, the federal banking regulators issued final regulations implementing certain provisions of Gramm-Leach governing the privacy of consumer financial information. The regulations limit the disclosure by financial institutions, such as BancGroup, Colonial Bank and certain of their subsidiaries, of nonpublic personal information about individuals who obtain financial products or services for personal, family, or household purposes. Subject to certain exceptions allowed by law, the regulations cover information sharing between financial institutions and nonaffiliated third parties. More specifically, the regulations require financial institutions to (i) provide initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal financial information to nonaffiliated third parties and affiliates; (ii) provide annual notices of their privacy policies to their current customers; and (iii) provide a reasonable method for consumers to "opt out" of disclosures to nonaffiliated third parties.

The Fair Credit Reporting Act (FCRA) governs the ability of a financial institution to share consumer financial information with its affiliates. The FCRA requires financial institutions to provide their customers with notice and an opportunity to opt-out before sharing certain information with its affiliates. In December 2003, the Fair and Accurate Credit Transactions Act of 2003 (FACTA) was enacted. FACTA included a provision further limiting a financial institution's ability to share customer information with its affiliates for marketing purposes by requiring financial institutions to provide their customers with the ability to opt-out of such sharing of customer information. Regulations implementing this provision of FACTA have been proposed but not finalized.

Protection of Customer Information

In February 2001, the federal banking regulators issued final regulations implementing the provisions of Gramm-Leach relating to the protection of customer information. The regulations, applicable to national banking associations, like Colonial Bank, and certain of their nonbank subsidiaries, and to bank holding companies, like BancGroup, and certain of their nonbank subsidiaries, relate to administrative, technical, and physical safeguards for customer records and information. These safeguards are intended to: (i) ensure the security and confidentiality of customer records and information; (ii) protect against any anticipated threats or hazards to the security or integrity of such records; (iii) protect against unauthorized access to or use of such records or information that could result in substantial harm or inconvenience to any customer; and (iv) ensure the proper disposal of such information.

In March 2005, the federal banking agencies jointly issued Interagency Guidance on Response Programs for Unauthorized Access to Customer Information and Customer Notice. The guidance requires all financial institutions to implement a response program to address security breaches involving customer information. The guidance requires a financial institutions' response to include, among other things, procedures for notifying customers about incidents of unauthorized access when certain criteria are met.

Bank Secrecy Act

The Bank Secrecy Act (BSA) is a tool the U.S. government uses to fight drug trafficking, money laundering and other crimes. Under the BSA, financial institutions are required to file certain reports, including suspicious activities reports, with the Financial Crimes Enforcement Network under certain circumstances. Financial institutions are also required to have policies and procedures in place to ensure compliance with the BSA. If a financial institution fails to timely file a report or fails to implement its BSA policies and procedures, it could subject the institution to enforcement action or civil money penalties.

On October 26, 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) was signed into law. The USA PATRIOT Act amended the BSA and broadened the application of anti-money laundering regulations to apply to additional types of financial institutions, such as broker-dealers, and strengthened the ability of the U.S. government to detect and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA PATRIOT Act require that regulated financial institutions, including national banks: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. The USA PATRIOT Act also expanded the conditions under which funds in a U.S. interbank account may be subject to forfeiture and increased the penalties for violation of anti-money laundering regulations. Failure of a financial institution to comply with the USA PATRIOT Act's requirements could have serious legal and reputational consequences for the institution. BancGroup has adopted policies, procedures and controls to address compliance with the requirements of the USA PATRIOT Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the USA PATRIOT Act and implementing regulations.

Safety and Soundness Standards

Pursuant to FDICIA, the federal banking regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards for depository institutions such as Colonial Bank. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder. In addition, the agencies adopted regulations that authorize an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If the institution fails to submit an acceptable compliance plan or fails to implement an accepted plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions be taken, including restricting asset growth, restricting interest rates paid on deposits, and requiring an increase in the institution's ratio of tangible equity to assets.

Payment of Dividends and Other Restrictions

BancGroup is a legal entity separate and distinct from its subsidiaries, including Colonial Bank. There are various legal and regulatory limitations on the extent to which BancGroup's subsidiaries can, among other things, finance, or otherwise supply funds to, BancGroup. Specifically, dividends from Colonial Bank are the principal source of BancGroup's cash funds and there are certain legal restrictions under the National Bank Act and OCC regulations on the payment of dividends by national banks. The relevant regulatory agencies also have authority to prohibit BancGroup and Colonial Bank from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound banking practice. The payment of dividends could, depending upon the financial condition of BancGroup and Colonial Bank, be deemed to constitute such an unsafe or unsound practice.

In addition, Colonial Bank and its subsidiaries are subject to limitations under Sections 23A and 23B of the Federal Reserve Act with respect to extensions of credit to, investments in, and certain other transactions with, BancGroup and its other subsidiaries. Furthermore, loans and extensions of credit are also subject to various collateral requirements. On October 31, 2002, the Federal Reserve adopted Regulation W, which combines the Federal Reserve's interpretations and exemptions relating to Sections 23A and 23B of the Federal Reserve Act. Regulation W became effective on April 1, 2003 and is applicable to national banks.

Capital Adequacy

The Federal Reserve has adopted minimum risk-based and leverage capital guidelines for bank holding companies. The minimum required ratio of total capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%, of which 4% must consist of Tier 1 capital. As of December 31, 2006, BancGroup's total risk-based capital ratio was 11.77%, including 9.09% of Tier 1 capital. The minimum required leverage capital ratio is 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. A minimum leverage ratio of 4% is required for bank holding companies not meeting these criteria. As of December 31, 2006, BancGroup's leverage capital ratio was 7.81%. Generally, bank holding companies are expected to operate well above the minimum capital ratios. Higher capital ratios may be required for any bank holding company if warranted by its particular circumstances or risk profile. Failure to meet capital guidelines can subject a bank holding company to a variety of enforcement remedies, including restrictions on its operations and activities. The OCC has adopted substantially similar capital requirements for national banks.

Regarding depository institutions, the prompt corrective action provisions of the federal banking statutes establish five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized"), and impose significant restrictions on the operations of an institution that is not at least adequately capitalized. Under certain circumstances, an institution may be downgraded to a category lower than that warranted by its capital levels, and subjected to the supervisory restrictions applicable to institutions in the lower capital category. As of December 31, 2006, Colonial Bank was "well capitalized" under the regulatory framework for prompt corrective action.

An undercapitalized depository institution is subject to restrictions in a number of areas, including capital distributions, payments of management fees and expansion. In addition, an undercapitalized depository institution is required to submit a capital restoration plan. A depository institution's holding company must guarantee the capital plan up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount needed to restore the capital of the institution to the levels required for the institution to be classified as adequately capitalized at the time the institution fails to comply with the plan. A depository institution is treated as if it is significantly undercapitalized if it fails in any material respect to implement a capital restoration plan.

Significantly undercapitalized depository institutions may be subject to a number of additional significant requirements and restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, to improve management, to restrict asset growth, to prohibit acceptance of correspondent bank deposits, to restrict senior executive compensation and to limit transactions with affiliates. Critically undercapitalized depository institutions are further subject to restrictions on paying principal or interest on subordinated debt, making investments, expanding, acquiring or selling assets, extending credit for highly-leveraged transactions, paying excessive compensation, amending their charters or bylaws and making any material changes in accounting methods. In general, a receiver or conservator must be appointed for a depository institution within 90 days after the institution is deemed to be critically undercapitalized.

Support of Subsidiary Bank

Under Federal Reserve policy, BancGroup is expected to act as a source of financial strength to, and to commit resources to support, Colonial Bank. This support may be required at times when, absent such Federal Reserve policy, BancGroup might not otherwise be inclined to provide it. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

FDIC Insurance Assessments

The FDIC is an independent federal agency established originally to insure the deposits, up to prescribed statutory limits, of federally insured banks and to preserve the safety and soundness of the banking industry. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities.

Colonial Bank's deposit accounts are insured by the FDIC to the maximum extent permitted by law. Colonial Bank pays deposit insurance premiums to the FDIC based on a risk-based assessment system established by the FDIC for all insured institutions. Institutions considered well-capitalized and financially sound pay the lowest premiums, while those institutions that are less than adequately capitalized and of substantial supervisory concern pay the highest premiums. During 2006, assessment rates for insured institutions ranged from 0 cents per $100 of assessable deposits for well-capitalized institutions with minor supervisory concerns to 27 cents per $100 of assessable deposits for undercapitalized institutions with substantial supervisory concerns.

Federal Deposit Insurance Reform Act of 2005. In February 2006, the Federal Deposit Insurance Reform Act of 2005 and the Federal Deposit Insurance Reform Conforming Amendments Act of 2005 (collectively, the Reform Act) were signed into law. The Reform Act revised the laws concerning federal deposit insurance by making the following changes: (i) merging the Bank Insurance Fund and the Savings Association Insurance Fund into a new fund, the Deposit Insurance Fund (DIF), effective March 31, 2006; (ii) increasing the deposit insurance coverage for certain retirement accounts to $250,000 effective April 1, 2006; (iii) beginning in 2010, deposit insurance coverage on individual accounts may be indexed for inflation; (iv) the FDIC will have more discretion in managing deposit insurance assessments; and (v) eligible institutions will receive a one-time initial assessment credit.

The Reform Act authorized the FDIC to revise the risk-based assessment system. Accordingly, insurance premiums will be based on a number of factors, including the risk of loss that insured institutions pose to the

DIF. The Reform Act replaced the minimum reserve ratio of 1.25% with a range of between 1.15% and 1.5% for the DIF, depending on projected losses, economic changes, and assessment rates at the end of each calendar year. In addition, the FDIC is no longer prohibited from charging banks in the lowest risk category when the reserve ratio premium is greater than 1.25%.

In November 2006, the FDIC adopted a new rule concerning its risk-based assessment system. Under the new system, the FDIC will evaluate an institution's risk based on supervisory ratings for all insured institutions, financial ratios for most institutions, and long-term debt issuer ratings for certain large institutions. In 2007, assessment rates will range between 5 and 43 cents per $100 of assessable deposits. Certain credits will be allowed against 2007 premiums for certain eligible institutions with premium assessments prior to 1996. Management expects the Company's premium cost, excluding applicable credits, to be between .05% and .07% for 2007.

In addition to deposit insurance assessments, the FDIC is authorized to collect assessments against insured deposits to be paid to the Finance Corporation (FICO) to service FICO debt incurred in the 1980s. The FICO assessment rate is adjusted quarterly. The average annual assessment rate in 2006 was 1.28 cents per $100 for insured deposits. For the first quarter of 2007, the FICO assessment rate for such deposits will be 1.22 cents per $100 of assessable deposits.

Colonial Bank's total FDIC assessment expense for the year ended December 31, 2006 equaled $2.0 million.

OCC Assessment

The OCC imposes a semiannual assessment on all national banks under its supervision. The amount of the assessment is based on the Colonial Bank's total assets. The assessment for the first half of the year is based on the prior year's total assets as of December 31, and the assessment for the second half of the year is based on the total assets as of June 30. Colonial Bank's assessment expense for the year ended December 31, 2006 was $2.8 million.

Other Subsidiary Regulation

Certain subsidiaries of BancGroup and Colonial Bank are regulated by other governmental agencies. Where material, such regulation is disclosed with the disclosure of the subsidiary.

Additional Information

Additional information, including statistical information concerning the business of BancGroup, is set forth herein. See *Selected Financial Data* and *Selected Quarterly Financial Data 2006-2005* and *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Executive Officers and Directors

Pursuant to general instruction G, information regarding executive officers of BancGroup is contained herein at Item 10.

Item 1A. *Risk Factors*

Industry Factors

As a financial services company, our earnings are significantly affected by general business and economic conditions.

Our business and earnings are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, fluctuations in both debt and equity capital markets, the strength of the U.S. economy and the local economies in which we operate. For example, an economic downturn, increase in unemployment, or other events that negatively impact household and/or corporate incomes could decrease the demand for the Company's loan and non-loan products and services and increase the number of customers who fail to pay interest or principal on their loans.

Our earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies.

The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its policies determine in large part our cost of funds for lending and investing and the return we earn on those loans and investments, both of which impact our net interest margin, and can materially affect the value of financial instruments we hold, such as debt securities. Its policies also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in Federal Reserve Board policies are beyond our control and difficult to predict or anticipate.

The financial services industry is highly competitive.

We operate in a highly competitive industry which could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can now merge by creating a financial services company called a "financial holding company," which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. A number of foreign banks have acquired financial services companies in the United States, further increasing competition in the U.S. market. Also, technology has lowered barriers to entry and made it possible for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and some have lower cost structures.

We are heavily regulated by federal agencies.

The Company, its subsidiary bank and certain nonbank subsidiaries are heavily regulated by federal agencies. This regulation is to protect depositors, federal deposit insurance funds and the banking system as a whole, not security holders. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways including limiting the types of financial services and products we may offer and/or increasing the ability of nonbanks to offer competing financial services and products. Also, our failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies and damage to our reputation. For more information, refer to discussions of regulatory considerations contained in Item 1 — *Business* and Note 16, *Regulatory Matters and Restrictions*.

Company Factors

Maintaining or increasing our market share depends on market acceptance and regulatory approval of new products and services.

Our success depends, in part, on our ability to adapt our products and services to evolving industry standards. There is increasing pressure on financial services companies to provide products and services at lower prices. This can reduce our net interest margin and revenues from our fee-based products and services. In addition, the widespread adoption of new technologies, including internet-based services, could require us to make substantial expenditures to modify or adapt our existing products and services. We might not successfully introduce new products and services, achieve market acceptance of our products and services, and/or develop and maintain loyal customers.

The holding company relies on dividends from its subsidiaries for most of its revenue.

The holding company is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends from its subsidiaries. These dividends are the principal source of funds to pay dividends on the holding company's common stock and interest and principal on its debt. Various federal and/or state laws and regulations limit the amount of dividends that our bank and certain of our nonbank subsidiaries may pay to the holding company. Also, the holding company's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. For more information, refer to *Payment of Dividends and Other Restrictions* in Item 1 and Note 16, *Regulatory Matters and Restrictions.*

Our accounting policies and methods determine how we report our financial condition and results of operations, and they may require management to make estimates about matters that are inherently uncertain.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so that not only do they comply with accounting principles generally accepted in the United States but also that they reflect management's judgment as to the most appropriate manner in which to record and report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in our reporting materially different amounts than would have been reported under a different alternative. Note 1, *Summary of Significant Accounting and Reporting Policies*, to the Consolidated Financial Statements describes our significant accounting policies.

We have identified five accounting policies as being "critical" to the presentation of our financial condition and results of operations because they require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These critical accounting policies relate to: (1) allowance for loan losses, (2) purchase accounting and goodwill, (3) income taxes, (4) consolidations and (5) stock-based compensation. For more information, refer in this report to *Critical Accounting Policies* in Management's Discussion and Analysis.

We have an active acquisition program.

We regularly explore opportunities to acquire financial institutions and other financial services providers. We cannot predict the number, size or timing of future acquisitions. We typically do not comment publicly on a possible acquisition or business combination until we have signed a definitive agreement for the transaction.

Our ability to successfully complete an acquisition generally is subject to regulatory approval, and we cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. We might be required to divest banks or branches as a condition to receiving regulatory approval.

Difficulty in integrating an acquired company may cause us not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. Specifically, the integration process could result in higher than expected deposit attrition (run-off), loss of key employees, the disruption of our business or the business of the acquired company, or otherwise adversely affect our ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative impact of any divestitures required by regulatory authorities in connection with acquisitions or business combinations may be greater than expected.

Our mix of products and customers subject us to potential concentration risk.

Colonial Bank offers a defined group of products, both retail and commercial, to its customers throughout the branch network. As a result of the products offered and customers served, BancGroup is subject to concentration risk. See *Concentration* discussion within the *Risk Management* section of Management's Discussion and Analysis for further discussion.

Our stock price can be volatile.

Our stock price can fluctuate widely in response to a variety of factors including:

- actual or anticipated variations in our quarterly operating results;
- recommendations by securities analysts;
- new technology used, or services offered, by our competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
- failure to integrate our acquisitions or realize anticipated benefits from our acquisitions;
- operating and stock price performance of other companies that investors deem comparable to us;
- news reports relating to trends, concerns and other issues in the financial services industry;
- changes in government regulations; and
- geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, also could cause our stock price to decrease regardless of our operating results.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

BancGroup leases its executive offices in Montgomery, Alabama, operations centers in Birmingham, Alabama and Orlando, Florida and maintains regional executive offices in Alabama, Florida, Georgia, Nevada, and Texas.

As of December 31, 2006, Colonial Bank owned 205 and leased 100 of its full-service branches. See Notes 1 and 10 to Consolidated Financial Statements included herein.

Item 3. ***Legal Proceedings***

In the opinion of BancGroup, based on review and consultation with legal counsel, the outcome of any litigation presently pending is not anticipated to have a material adverse effect on BancGroup's consolidated financial statements or results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

BancGroup's Common Stock is traded on the New York Stock Exchange under the symbol "CNB." As of February 16, 2007, BancGroup had outstanding 152,810,173 shares of Common Stock, with 9,253 registered shareholders.

The following table indicates the high and low closing prices for and dividends paid on Common Stock during 2006 and 2005.

	Sale Price of Common Stock		Dividends Declared On Common Stock (per share)
	High	Low	
2006			
1st Quarter	**$25.26**	**$23.69**	**$ 0.17**
2nd Quarter	**26.97**	**24.59**	**0.17**
3rd Quarter	**26.01**	**23.96**	**0.17**
4th Quarter	**25.97**	**23.53**	**0.17**
2005			
1st Quarter	$21.47	$19.76	$0.1525
2nd Quarter	23.20	20.15	0.1525
3rd Quarter	23.65	22.23	0.1525
4th Quarter	25.74	21.58	0.1525

BancGroup has historically paid dividends each quarter, however, future dividends are subject to approval by BancGroup's Board of Directors. The restrictions imposed upon Colonial Bank in regard to its ability to pay dividends to BancGroup, which in turn limit BancGroup's ability to pay dividends, are described herein. See *Payments of Dividends and Other Restrictions* in Item 1.

The information required by this item concerning Equity Compensation Plans is included in Note 18, *Stock Plans*, in the Notes to Consolidated Financial Statements.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs[1]
3rd Quarter total	1,591,700	$25.18	1,591,700	$109,915,933
October 1 – 31, 2006	319,000	$24.09	319,000	$102,229,732
November 1 – 30, 2006	94,200	$23.67	94,200	$100,000,400
December 1 – 31, 2006	41,500	$24.02	41,500	$ 99,003,564
4th Quarter total	454,700	$24.00	454,700	$ 99,003,564
2006 Total	2,046,400	$24.89	2,046,400	$ 99,003,564

(1) Information is as of the end of the period.

On July 21, 2006, the Company publicly announced a share repurchase program to purchase the number of shares of BancGroup Common Stock issued under BancGroup's various equity-based compensation and incentive plans during 2006, and the number of shares which are likely to be issued under the Plans through the termination date of the authorization, not to exceed $50,000,000. This program will terminate on the earlier of its completion or July 19, 2008. On September 11, 2006, the Company publicly announced another share repurchase program to purchase shares of BancGroup Common Stock not to exceed $100,000,000. This program will terminate on the earlier of its completion or September 8, 2008. All BancGroup shares purchased during the period were purchased in open-market transactions.

Shareholder Performance Graph

Set forth below is a line graph comparing the five-year cumulative return of BancGroup common stock, based on an initial investment of $100 on December 31, 2001 and assuming reinvestment of dividends, with that of the Standard & Poor's 500 Index (the "S&P 500") and the S&P 500 Bank Index. The comparisons in this graph are set forth in response to the Securities and Exchange Commission's (the "SEC") disclosure requirements, and therefore are not intended to forecast or be indicative of future performance of the common stock.


Five-Year Cumulative Total Return
$250
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006
BancGroup
S&P 500 Index
S&P Bank Index

	2001	2002	2003	2004	2005	2006
BancGroup	100.00	87.90	122.90	168.00	193.70	215.10
S&P 500 Index	100.00	77.90	96.90	111.10	116.60	135.00
S&P Bank Index	100.00	98.90	118.00	130.80	124.60	139.90

Item 6. ***Selected Financial Data***

The following table sets forth selected financial data for the last five years:

	2006	2005	2004	2003	2002
	(In thousands, except per share amounts)				
Statement of Income:					
Interest income	**$1,455,585**	$1,162,055	$848,017	$780,808	$783,431
Interest expense	**700,318**	452,833	280,769	285,660	328,222
Net interest income	**755,267**	709,222	567,248	495,148	455,209
Provision for loan losses	**22,142**	26,838	26,994	37,378	35,980
Net interest income after provision for loan losses	**733,125**	682,384	540,254	457,770	419,229
Noninterest income	**189,222**	175,976	153,201	138,627	131,769
Noninterest expense	**519,601**	515,255	431,649	376,001	318,287
Income from continuing operations before income taxes	**402,746**	343,105	261,806	220,396	232,711
Applicable income taxes	**136,933**	114,603	88,929	74,785	80,377
Income from continuing operations	**265,813**	228,502	172,877	145,611	152,334
Discontinued Operations:[1]					
Loss from discontinued operations, net of income taxes of ($445) for the year ended December 31, 2002	**—**	—	—	—	(846)
Net Income	**$ 265,813**	$ 228,502	$172,877	$145,611	$151,488
Earnings Per Common Share:					
Income from continuing operations:					
Basic	**$ 1.73**	$ 1.53	$ 1.32	$ 1.17	$ 1.27
Diluted	**1.72**	1.52	1.31	1.16	1.26
Net income:					
Basic	**$ 1.73**	$ 1.53	$ 1.32	$ 1.17	$ 1.27
Diluted	**1.72**	1.52	1.31	1.16	1.26
Average shares outstanding:					
Basic	**153,598**	149,053	131,144	124,615	119,583
Diluted	**154,810**	150,790	132,315	125,289	120,648
Cash dividends per common share	**$ 0.68**	$ 0.61	$ 0.58	$ 0.56	$ 0.52

(1) During 2000, the Company exited the mortgage servicing business. The financial results for this line of business have been separately reported as Discontinued Operations for all periods presented.

	2006	2005	2004	2003	2002
			(In thousands)		
Statement of Condition data at year end:					
Total assets	**$22,784,249**	$21,426,197	$18,896,610	$16,267,979	$15,814,857
Total loans, net of unearned income:					
Mortgage warehouse loans	**281,693**	483,701	1,114,923	982,488	1,671,149
Loans, excluding mortgage warehouse loans	**15,197,196**	14,416,163	11,742,888	10,606,407	10,021,281
Loans held for sale	**1,474,000**	1,097,892	678,496	378,324	347,101
Non-time deposits	**9,092,663**	9,012,943	7,546,038	6,017,435	5,041,262
Total deposits	**16,091,054**	15,483,449	11,863,695	9,918,434	9,410,554
Long-term debt	**2,522,273**	2,338,831	2,260,957	2,442,235	2,114,624
Shareholders' equity	**2,057,335**	1,932,691	1,398,291	1,185,452	1,082,899
Average balances:					
Total assets	**22,237,690**	20,682,310	17,433,571	15,842,491	13,812,032
Interest-earning assets	**20,409,906**	18,943,511	16,173,539	14,736,974	12,909,926
Total loans, net of unearned income:					
Mortgage warehouse loans	**348,024**	728,057	1,033,238	1,457,716	1,093,061
Loans, excluding mortgage warehouse loans	**14,991,675**	13,411,323	11,115,275	10,093,214	9,427,710
Loans held for sale	**1,374,115**	823,177	497,315	373,226	89,566
Non-time deposits	**9,080,151**	8,543,542	6,847,334	5,419,445	4,426,020
Total deposits	**15,788,319**	13,987,525	10,862,040	9,418,926	8,734,296
Shareholders' equity	**1,992,772**	1,779,081	1,285,772	1,125,296	975,352

	2006	2005	2004	2003	2002
Selected Financial Measures:					
Net income to:					
Average assets	**1.20%**	1.10%	0.99%	0.92%	1.10%
Average shareholders' equity	**13.34**	12.84	13.45	12.94	15.53
Noninterest income/average assets	**0.85**	0.85	0.88	0.88	0.95
Noninterest expense/average assets	**2.34**	2.49	2.48	2.37	2.30
Efficiency ratio	**54.94**	58.11	59.76	59.11	53.96
Dividend payout ratio	**39.53**	40.13	44.27	48.28	41.27
Shareholders' equity to assets	**9.03**	9.02	7.40	7.29	6.85
Tangible capital ratio	**6.26**	5.97	5.43	5.65	5.31
Book value per share	**$13.46**	$12.53	$10.45	$ 9.34	$ 8.75
Tangible book value per share	**$ 9.05**	$ 8.02	$ 7.50	$ 7.11	$ 6.68
Risk-based capital:[1]					
Tier 1	**9.09%**	9.15%	8.80%	9.41%	7.85%
Total	**11.77**	12.17	11.39	12.55	11.01
Tier 1 leverage[1]	**7.81**	7.77	7.16	7.54	6.98
Total nonperforming assets to net loans, other real estate and repossessions[2]	**0.16**	0.21	0.29	0.65	0.78
Net charge-offs to average loans	**0.12**	0.14	0.19	0.31	0.29
Allowance for loan losses to total loans (net of unearned income)	**1.13**	1.15	1.16	1.20	1.16
Allowance for loan losses to nonperforming loans[2]	**1247**	662	548	240	191
Non-GAAP Measures:[3]					
Noninterest income/average assets[4][7]	**0.82**	0.85	0.84	0.89	0.78
Noninterest expense/average assets[5]	**2.34**	2.45	2.43	2.37	2.30
Efficiency ratio[6]	**55.39**	57.06	59.32	58.92	56.30

(1) Refer to Note 16, *Regulatory Matters and Restrictions* in the Notes to Consolidated Financial Statements for additional information.

(2) Nonperforming loans and nonperforming assets are shown as defined in the *Risk Management* section of Management's Discussion and Analysis.

(3) Management believes that these non-GAAP measures provide information that is useful to investors in understanding the performance of the Company's underlying operations and performance trends. Specifically, these measures permit evaluation and comparison of results for ongoing business operations, and it is on this basis that Management internally assesses the Company's performance.

(4) Excluded from noninterest income are securities and derivatives gains (losses), net of $4.8 million, ($24.7) million, $7.5 million, $4.8 million and $5.7 million for 2006, 2005, 2004, 2003 and 2002, respectively; gain on sale of Goldleaf of $2.8 million for 2006; gain on sale of branches of $37.0 million for 2005; and changes in fair value of swap derivatives of ($12.1) million, ($0.4) million, ($6.9) million and $18.9 million for 2005, 2004, 2003 and 2002, respectively.

(5) Excluded from noninterest expense are net losses related to the early extinguishment of debt of $9.6 million and $7.4 million for the years ended 2005 and 2004, respectively.

(6) Noninterest income excludes gains (losses) on the sale of securities, derivatives, branches and Goldleaf as detailed in note (4) above. Noninterest expense excludes net losses related to the early extinguishment of debt as detailed in note (5) above.

(7) Prior periods have been conformed to the current period presentation.

Selected Quarterly Financial Data 2006-2005

	2006				2005			
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
	(In thousands, except per share amounts)							
Interest income	**$380,154**	**$381,307**	**$359,449**	**$334,675**	$320,941	$308,138	$279,112	$253,864
Interest expense	**195,686**	**190,755**	**167,362**	**146,515**	134,378	122,872	104,677	90,906
Net interest income	**184,468**	**190,552**	**192,087**	**188,160**	186,563	185,266	174,435	162,958
Provision for loan losses	**3,400**	**1,450**	**4,950**	**12,342**	5,892	6,007	9,010	5,929
Net interest income after provision for loan loss	**181,068**	**189,102**	**187,137**	**175,818**	180,671	179,259	165,425	157,029
Noninterest income	**49,829**	**45,962**	**44,873**	**48,558**	44,302	39,326	60,597	31,751
Noninterest expense	**130,529**	**131,985**	**131,226**	**125,861**	132,481	133,964	131,982	116,828
Applicable income taxes	**34,125**	**35,047**	**34,266**	**33,495**	30,985	28,145	31,709	23,764
Net income	**$ 66,243**	**$ 68,032**	**$ 66,518**	**$ 65,020**	$ 61,507	$ 56,476	$ 62,331	$ 48,188
Earnings Per Share:								
Net income								
Basic	**$ 0.43**	**$ 0.44**	**$ 0.43**	**$ 0.42**	$ 0.40	$ 0.37	$ 0.42	$ 0.35
Diluted	**$ 0.43**	**$ 0.44**	**$ 0.43**	**$ 0.42**	$ 0.40	$ 0.36	$ 0.41	$ 0.34

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

This annual report to shareholders and the Annual Report on Form 10-K contain "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in these reports are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements.

In addition to factors mentioned elsewhere in this annual report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

Business Combinations

Colonial continues its expansion into high growth areas through selective acquisitions.

On January 23. 2007, Colonial announced the signing of a definitive agreement to acquire Miami, Florida based Commercial Bankshares, Inc. (Commercial) and its subsidiary Commercial Bank of Florida. Commercial had total assets of $1 billion, total deposits of $841 million and total loans of $611 million at December 31, 2006. Commercial currently operates 14 full service branches in Miami-Dade and Broward counties in south Florida. Under the terms of the agreement, Commercial's shareholders will receive in the aggregate, consideration of approximately $157.5 million in cash and 6.5 million shares of Colonial stock. Based on the $24.60 closing price of Colonial's common stock on January 22, 2007, the transaction has an aggregate value of $317 million and a value per Commercial's share of $49.36. Pending regulatory and Commercial shareholder approval, this transaction is expected to be completed by the end of the second quarter of 2007.

Colonial did not make any acquisitions during 2006. Colonial made two acquisitions in 2005 — FFLC Bancorp, Inc. (FFLC) and its subsidiary, First Federal Savings Bank of Lake County, headquartered in Leesburg, Florida, and Union Bank of Florida (Union), headquartered in Sunrise, Florida. For more information about the 2005 acquisitions, refer to Note 2, *Business Combinations*, in the Notes to Consolidated Financial Statements.

Divestitures

On January 31, 2006, the Company sold its investment in Goldleaf Technologies, Inc., a Delaware corporation which provides internet and ACH services to community banks. As a result of the sale, the Company removed $9.0 million of net assets, including $8.5 million of goodwill, from the balance sheet and recognized a gain of $2.8 million.

With Colonial's strategy of locating in high growth markets, all branch locations are evaluated to determine whether each branch is in the appropriate location, whether the market in which the branch is located is growing and whether the Company's resources are being used effectively. In 2005, Colonial determined that it should exit the northwest Alabama market and deploy its resources into markets with more earnings growth potential. Therefore, the Company sold 17 branches in northwest Alabama and three in southern Tennessee. The branches sold had $514 million in deposits and $83 million in loans. The Company recognized a gain of $37.0 million on the sale of these branches.

Opportunities

The Company has abundant growth opportunities because of its strategic locations. Colonial is currently located in three of the four fastest growing states in the U.S. (Florida, Georgia and Nevada). The Company's successful positioning of operations within high population growth markets has provided not only opportunities for increased loan and deposit growth, but also the ability to enhance the revenue growth from retail activities. The Company expects to continue its expansion plans by adding new branches in Colonial's existing footprint to strengthen its ability to grow by improving customer convenience and enhancing sales opportunities.

CRITICAL ACCOUNTING POLICIES

BancGroup's significant accounting policies are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the disclosures presented in the other footnotes, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Those accounting policies involving significant estimates and assumptions by management, which have, or could have, a material impact on the carrying value of certain assets and impact comprehensive income, are considered critical accounting policies. BancGroup recognizes the following as critical accounting policies: Allowance for Loan Losses, Purchase Accounting and Goodwill, Income Taxes, Consolidations and Stock-Based Compensation.

Allowance for Loan Losses

Management's ongoing evaluation of the adequacy of the allowance considers both impaired and unimpaired loans and takes into consideration Colonial Bank's past loan loss experience, known and inherent risks in the portfolio, existing adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral and an analysis of current economic conditions. While management believes that it has exercised prudent judgment and applied reasonable assumptions which have resulted in an allowance presented in accordance with generally accepted accounting principles, there can be no assurance that in the future adverse economic conditions, increased nonperforming loans or other factors will not require further increases in the allowance. A more detailed discussion of BancGroup's allowance for loan losses is included in the "Risk Management" section and Note 1 to the Consolidated Financial Statements.

The table below illustrates BancGroup's sensitivity to changes in certain factors used in the determination of the allowance for loan losses.

Factors	Estimated Effect on 2007 Provision Expense Assuming the Following Changes in Each Determining Factor[2]	
	+10%	-10%
	(In thousands)	
Loan portfolio size	$15,544	$(15,548)
Net charge-offs	2	(5)
Criticized loans[1]	593	(593)

(1) Criticized loans include all loans rated special mention or worse (includes all nonperforming assets and severely past due loans).

(2) These computations do not contemplate any action BancGroup could undertake in response to changes in each of these risk factors.

Purchase Accounting and Goodwill

For an acquisition, BancGroup is required to record the assets acquired, including identified intangible assets, and liabilities assumed at their fair value, which often involves estimates based on third-party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques, which are inherently subjective. The amortization of identifiable intangible assets is based upon the estimated economic benefits to be received, which is also subjective. These estimates also include the establishment of various accruals and allowances based on planned facility dispositions and employee severance considerations, as well as other acquisition-related items.

BancGroup records goodwill in an amount equal to the excess of the cost of an acquisition over the fair value of the net assets acquired. BancGroup tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. The Company has elected to perform its annual testing as of September 30 each year. The goodwill impairment test is a two-step process, which requires management to make judgments in determining the assumptions used in the calculations. The first step involves estimating the fair value of each reporting unit and comparing it to the reporting unit's carrying value, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, then a second step is performed to measure the actual amount of goodwill impairment. The second step initially involves determining the implied fair value of goodwill. This requires the Company to allocate the estimated fair value to all the assets and liabilities of the reporting unit. Any unallocated fair value represents the implied fair value of goodwill which is compared to its corresponding carrying value. If the implied fair value is less than the carrying value, an impairment loss is recognized in an amount equal to that deficit.

Fair values of reporting units were estimated using discounted cash flow models derived from internal earnings forecasts. The key assumptions used to estimate the fair value of each reporting unit included earnings forecasts for five years, terminal values based on future growth rates and discount rates based on the Company's weighted average cost of capital adjusted for the risks associated with the operations of each reporting unit.

The goodwill impairment analysis for 2006 indicated that no impairment write-offs were required. The table below illustrates BancGroup's sensitivity to changes in the rates used in discounting the estimated future cash flows. The sensitivity analysis was based on information available as of the annual test date of September 30, 2006. Further discussion regarding BancGroup's accounting for goodwill is included at Note 1 to the Consolidated Financial Statements.

	Sensitivity of Goodwill Impairment Analysis Results Assuming the Following Changes in Discount Rates[1]		
	No Change	+10%	- 10%
		(In thousands)	
Total excess of estimated fair value versus carrying value for all reporting units	$2,386,645	$1,733,525	$3,311,301

(1) These computations do not take into account changes in the forecasted cash flows and future annual growth rates. Further, the computations do not contemplate any action BancGroup could undertake in response to changes in the risks associated with the operations of each reporting unit.

Income Taxes

BancGroup uses the asset and liability method of accounting for income taxes. Determination of the deferred and current provision requires analysis by management of certain transactions and the related tax laws and regulations. Management exercises significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. Those judgments and estimates are re-evaluated on a continual basis as regulatory and business factors change.

Consolidations

The Company enters into a variety of financing and investing arrangements in the normal course of business. Financing arrangements are entered into to meet balance sheet management, funding, liquidity and market or credit risk management needs. Investing arrangements are entered into in order to earn a return on investment. Because certain financing arrangements are made through legal entities and certain investments are in separate legal entities, the Company must evaluate whether or not these entities should be consolidated into the Company for financial reporting. In determining whether the entities involved in these arrangements should be consolidated, the Company first considers the guidance in Accounting Research Bulletin 51, *Consolidated Financial Statements,* which requires a company's consolidated financial statements to include subsidiaries in which the company has a controlling financial interest. This requirement is usually applied to subsidiaries in which a company has a majority voting interest. However, for entities that are not controllable through voting interests or in which the equity investors do not bear the residual economic risks, the Company follows the guidance in FASB Interpretation (FIN) 46R, *Consolidation of Variable Interest Entities*. Determining whether a variable interest entity (VIE) should be consolidated requires the Company to make estimates about the VIE's expected losses and expected residual returns, as well as the extent to which those expected losses and expected residual returns will be absorbed by the Company. If the Company absorbs a majority of either, it is considered the primary beneficiary and is required to consolidate the VIE.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) 123(R) which requires all stock-based payments to employees to be recognized in the income statement based on their fair values. Prior to January 1, 2006, the Company accounted for stock based-compensation under the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion 25, which only required the recognition of compensation cost for the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. As such, under APB 25 the Company generally recognized no compensation expense for stock options since the exercise prices equaled the market prices of BancGroup common stock on the grant dates. The Company did, however, recognize compensation cost for restricted stock awards since such awards have no exercise price. Also, under APB 25 the Company accounted for forfeitures as they occurred. Under SFAS 123(R), the Company is required to estimate forfeitures for awards which are not expected to vest.

The Company adopted SFAS 123(R) using the modified prospective transition method which does not require the restatement of prior periods to reflect the fair value method of expensing stock-based compensation. SFAS 123(R) does require a cumulative effect adjustment of previously recognized compensation expense in order to estimate forfeitures for awards outstanding on the adoption date. The cumulative effect adjustment was immaterial.

The Company estimates the fair value of stock options using the Black-Scholes valuation model, which requires the input of subjective assumptions including expected option term and expected stock price volatility. Further, the Company now estimates forfeitures for awards granted which are not expected to vest. Changes in these assumptions and estimates can materially affect the calculated fair value of stock-based compensation and the related expense to be recognized. As a result of implementing SFAS 123(R), the Company refined its process for estimating option term and expected stock price volatility.

For options granted during 2006, the expected option term was determined based upon analysis of the Company's historical experience with employees' exercise and post-vesting termination behavior. The resulting expected option term was 5.33 years. The expected volatility was determined based upon historical daily prices of the Company's common stock over the most recent period equal to the expected option term, as well as implied price volatility based on the Company's exchange traded options. The indicated historical and implied volatilities were weighted 75% and 25%, respectively. Less emphasis was placed on implied volatility compared to historical volatility because the volume of exchange traded options is relatively low. The resulting weighted average expected volatility was 22.8%. The expected forfeiture rate was determined based on analysis of the Company's historical experience with employees' pre-vesting termination behavior.

For options granted during 2005 and 2004, the expected option term was determined based on consideration of the option attributes (five year graded vesting; ten year total option life) as well as the guidance of SFAS 123 which stated that when presented with a range of reasonable estimates for expected option life, if no amount within the range is a better estimate than any other amount, it is appropriate to use an estimate at the low end of the range. The resulting expected option term was 5 years. The expected volatility was determined based on analysis of historical monthly prices of the Company's common stock over the most recent period equal to the expected option term. The resulting weighted average expected volatility was 25.0% and 26.8% for 2005 and 2004, respectively.

As of December 31, 2006, the total unrecognized compensation cost related to nonvested awards was $9.5 million. The unrecognized compensation cost is expected to be recognized over a weighted average period of 2.9 years.

REVIEW OF RESULTS OF OPERATIONS

Colonial had record earnings per diluted share of $1.72 for the year ended 2006, a 13% increase over 2005. The Company also reported record net income of $266 million for the year ended 2006, a 16% increase over 2005.

Net Interest Income

Net interest income is BancGroup's primary source of revenue. Net interest income represents the difference between the interest and related fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Interest rate volatility, which impacts the volume and mix of earning assets and interest bearing liabilities as well as their rates, can significantly impact net interest income. The net interest margin is fully taxable equivalent net interest income expressed as a percentage of average earning assets for the period being measured. The net interest margin is presented on a fully taxable-equivalent basis to consistently reflect income from taxable and tax-exempt loans and securities.

Beginning in 2004, short-term rates increased at a faster pace than long-term rates. The short-term rates were driven by rate increases by the Federal Reserve while the long-term rates were driven by market supply and demand for debt instruments. The yield curve flattened throughout 2005 and ultimately inverted in 2006. The following tables show the U.S. Treasury yield curves at each quarter end during 2006 and 2005.


2006 Treasury Yield Curves
5.50%
4.00%
2.50%
3 Month
6 Month
2 Year
3 Year
5 Year
10 Year
12/31/06
9/30/06
6/30/06
3/31/06


2005 Treasury Yield Curves
5.50%
4.50%
3.50%
2.50%
3 Month
6 Month
2 Year
3 Year
5 Year
10 Year
12/31/05
9/30/05
6/30/05
3/31/05

BancGroup's net interest income, on a tax equivalent basis, grew by $46 million, or 6%, in 2006 compared to 2005. The increase was primarily driven by strong growth in average earning assets. BancGroup's primary funding sources include deposits and wholesale borrowings. The average balance of BancGroup's funding sources also grew in 2006. Funding costs increased seven basis points more than the yields on average earning assets resulting in net interest margin compression of four basis points from 3.75% to 3.71%.

Interest Earning Assets


2006 Average Earning Asset Mix
Securities
15%
Mortgage
warehouse
assets
11%
Loans,
excluding
mortgage
warehouse
73%
Other
earning
assets
1%
2005 Average Earning Asset Mix
Securities
18%
Mortgage
warehouse
assets
11%
Loans,
excluding
mortgage
warehouse
70%
Other
earning
assets
1%

Average earning assets, as shown in the tables above, consist primarily of loans, mortgage warehouse assets and investment securities. Approximately 66% of BancGroup's average earning assets are either variable, adjustable or short-term in nature. Average earning assets grew $1.5 billion, or 8%, compared to 2005, and yielded 7.14%, a 100 basis points increase. The growth in average earning assets was primarily in average loans, excluding mortgage warehouse, which grew 12% over 2005. The yield on loans, excluding mortgage warehouse, increased 95 basis points over 2005. Approximately 72% of BancGroup's loan portfolio, excluding mortgage warehouse, is variable or adjustable rate and increases in rate when market rates rise. Mortgage warehouse assets consist of loans, loans held for sale and securities purchased under agreements to resell which are variable rate. Average mortgage warehouse assets increased $275 million, or 14%, in 2006 compared to 2005. The yield on mortgage warehouse assets increased 139 basis points in 2006 over 2005.

The growth in loans and mortgage warehouse assets was partially offset by a reduction in average securities of 11%. Average securities were 15% of average earning assets in 2006, down from 18% in 2005. The reduction in the securities portfolio was the result of BancGroup's continued effort to remove lower yielding assets from the balance sheet and pay down higher rate borrowings. The yield on the securities portfolio increased 51 basis points in 2006 compared to 2005. The increase in yield is attributed to the execution of several transactions in the securities portfolio. In 2005, BancGroup began selling securities that had lower overall performance characteristics than the average portfolio in changing interest rate environments.

Funding Sources



2006 Average Funding Mix
Shareholders' equity 9%
Other liabilities 1%
Noninterest bearing deposits 13%
Wholesale borrowings 19%
Interest bearing deposits 58%
2005 Average Funding Mix
Shareholders' equity 9%
Other liabilities 1%
Noninterest bearing deposits 14%
Wholesale borrowings 23%
Interest bearing deposits 53%

Average funding sources grew $1.6 billion in 2006 compared to 2005. Average deposits grew $1.8 billion, or 13%. The strong growth in average deposits in 2006 funded the growth in average earning assets. Average deposits funded 77% of average earning assets in 2006 compared to 74% in 2005.

BancGroup's growth in average deposits in 2006 was primarily in certificates of deposit, which have a higher cost than most other deposits. Time deposits comprised 70% of BancGroup's total average deposit growth in 2006. With the increased market rates during 2006, deposit customers migrated towards higher cost deposits away from low or no cost transaction accounts. As a result of customer preference for higher cost deposits and the continued maturities of time deposits in a higher rate environment, BancGroup's total cost of deposits increased 102 basis points. Due to increases in the federal funds rates during 2005 and the beginning of 2006, wholesale borrowing costs increased 162 basis points over 2005. Increased funding cost is the primary reason the net interest margin contracted four basis points in 2006.

Average Volume and Rates

	2006			2005			2004		
	Average Volume	Interest	Average Rate	Average Volume	Interest	Average Rate	Average Volume	Interest	Average Rate
				(In thousands)					
ASSETS:									
Interest earning assets:									
Loans, excluding mortgage warehouse loans, net of unearned income[4]	**$14,991,675**	**$1,141,971**	**7.62%**	$13,411,323	$ 894,545	6.67%	$11,115,275	$625,455	5.63%
Mortgage warehouse loans	**348,024**	**23,946**	**6.88%**	728,057	38,526	5.29%	1,033,238	42,749	4.14%
Total loans, net of unearned income[1]	**15,339,699**	**1,165,917**	**7.60%**	14,139,380	933,071	6.60%	12,148,513	668,204	5.50%
Loans held for sale[4]	**1,374,115**	**92,921**	**6.76%**	823,177	46,247	5.62%	497,315	23,972	4.82%
Held to maturity securities and securities available for sale[4]:									
Taxable	**2,823,409**	**141,918**	**5.03%**	3,204,634	145,674	4.55%	3,196,804	144,299	4.51%
Nontaxable	**45,497**	**2,967**	**6.52%**	47,755	3,321	6.95%	65,827	4,633	7.04%
Equity securities	**145,547**	**8,498**	**5.84%**	148,393	6,834	4.61%	134,369	5,278	3.93%
Total securities	**3,014,453**	**153,383**	**5.09%**	3,400,782	155,829	4.58%	3,397,000	154,210	4.54%
Securities purchased under agreements to resell	**592,840**	**40,176**	**6.78%**	489,688	25,329	5.17%	76,554	2,579	3.37%
Federal funds sold and other short-term investments	**88,799**	**4,434**	**4.99%**	90,484	3,034	3.35%	54,157	863	1.59%
Total interest earning assets[2]	**20,409,906**	**$1,456,831**	**7.14%**	18,943,511	$1,163,510	6.14%	16,173,539	$849,828	5.25%
Allowance for loan losses	**(175,060)**			(163,348)			(148,208)		
Cash and due from banks	**376,815**			402,528			328,713		
Premises and equipment, net	**362,142**			295,073			263,134		
Net unrealized loss on available for sale securities	**(81,613)**			(39,889)			(12,783)		
Other assets[4]	**1,345,500**			1,244,435			829,176		
Total Assets	**$22,237,690**			$20,682,310			$17,433,571		
LIABILITIES AND SHAREHOLDERS' EQUITY:									
Interest bearing liabilities:									
Interest bearing demand deposits	**$ 4,886,875**	**$ 137,986**	**2.82%**	$ 4,540,854	$ 68,874	1.52%	$ 4,092,590	$ 40,217	0.98%
Savings deposits	**1,223,991**	**33,574**	**2.74%**	1,042,184	21,761	2.09%	547,359	2,497	0.46%
Time deposits[4]	**6,708,168**	**297,729**	**4.44%**	5,443,983	182,898	3.36%	4,014,706	105,422	2.63%
Repurchase agreements	**867,534**	**37,327**	**4.30%**	878,371	20,518	2.34%	658,000	5,728	0.87%
Short-term borrowings	**1,119,169**	**57,464**	**5.13%**	1,760,970	54,877	3.12%	2,248,035	32,575	1.45%
Long-term debt[4]	**2,324,505**	**136,237**	**5.86%**	2,153,881	103,906	4.82%	2,264,698	94,331	4.17%
Total interest bearing liabilities	**17,130,242**	**$ 700,317**	**4.09%**	15,820,243	$ 452,834	2.86%	13,825,388	$280,770	2.03%
Noninterest bearing demand deposits	**2,969,285**			2,960,504			2,207,385		
Other liabilities[4]	**145,391**			122,482			115,026		
Total liabilities	**20,244,918**			18,903,229			16,147,799		
Shareholders' equity	**1,992,772**			1,779,081			1,285,772		
Total liabilities and shareholders' equity	**$22,237,690**			$20,682,310			$17,433,571		
Rate differential			**3.05%**			3.28%			3.22%
Net interest income and net yield on interest earning assets on a tax equivalent basis[3]		**756,514**	**3.71%**		710,676	3.75%		569,058	3.52%
Taxable equivalent adjustments[2]:									
Loans		**(325)**			(423)			(375)	
Held to maturity securities and securities available for sale		**(921)**			(1,031)			(1,435)	
Total taxable equivalent adjustments		**(1,246)**			(1,454)			(1,810)	
Net interest income		**$ 755,268**			$ 709,222			$567,248	

(1) Loans classified as non-accruing are included in the average volume calculation. Interest income on loans includes loan fees of $48,420, $48,767, and $42,788 for 2006, 2005 and 2004, respectively.

(2) Interest earned and average rates on securities and loans exempt from income taxes are reflected on a fully tax equivalent basis using a federal income tax rate of 35%, net of nondeductible interest expense.

(3) Net yield on interest earning assets is calculated by taking net interest income divided by average total interest earning assets.

(4) The adjustments for mark to market valuations on hedged assets and liabilities have been classified in either other assets or other liabilities.

Analysis of Interest Increases (Decreases)

	2006 Change From 2005			2005 Change From 2004		
		Attributed To[1]			Attributed To[1]	
	Amount	Volume	Rate	Amount	Volume	Rate
	(In thousands)					
Interest income:						
Loans, excluding mortgage warehouse loans, net of unearned income	**$247,426**	**$120,018**	**$127,408**	$269,090	$153,491	$115,599
Mortgage warehouse loans	**(14,580)**	**(26,156)**	**11,576**	(4,223)	(16,105)	11,882
Loans held for sale	**46,674**	**37,290**	**9,384**	22,275	18,296	3,979
Taxable securities	**(3,756)**	**(19,138)**	**15,382**	1,375	96	1,279
Nontaxable securities	**(354)**	**(149)**	**(205)**	(1,312)	(1,253)	(59)
Equity securities	**1,664**	**(161)**	**1,825**	1,556	642	914
Total securities	**(2,446)**	**(19,448)**	**17,002**	1,619	(515)	2,134
Securities purchased under agreements to resell	**14,847**	**6,963**	**7,884**	22,750	21,372	1,378
Federal funds sold and other short-term investments	**1,400**	**(84)**	**1,484**	2,171	1,218	953
Total	**293,321**	**118,583**	**174,738**	313,682	177,757	135,925
Interest expense:						
Interest bearing demand deposits	**69,112**	**10,081**	**59,031**	28,657	6,557	22,100
Savings deposits	**11,813**	**5,039**	**6,774**	19,264	10,342	8,922
Time deposits	**114,831**	**56,036**	**58,795**	77,476	48,169	29,307
Repurchase agreements	**16,809**	**(407)**	**17,216**	14,790	5,117	9,673
Short-term borrowings	**2,587**	**(32,808)**	**35,395**	22,302	(15,240)	37,542
Long-term debt	**32,331**	**9,931**	**22,400**	9,575	(5,146)	14,721
Total	**247,483**	**47,872**	**199,611**	172,064	49,799	122,265
Net interest income	**$ 45,838**	**$ 70,711**	**$(24,873)**	$141,618	$127,958	$ 13,660

(1) Increases (decreases) are attributed to volume changes and rate changes on the following basis: Volume Change = change in volume times old rate. Rate Change = change in rate times old volume. The Rate/Volume Change = change in volume times change in rate, and is included in Volume Change above.

Loan Loss Provision

The provision for loan losses for the year ended December 31, 2006 was $22.1 million compared to $26.8 million for 2005. The provision for loan losses exceeded net charge-offs for both 2006 and 2005 by $3.8 million and $7.6 million, respectively. Net charge-offs were 0.12% and 0.14% of average loans for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006, BancGroup's allowance for loan losses was $174.9 million, up $3.8 million over December 31, 2005. The allowance for loan losses represented 1.13% of period end net loans at December 31, 2006 compared to 1.15% at December 31, 2005. The allowance covered nonperforming loans by 1247% at December 31, 2006 compared to 662% at December 31, 2005. For more information, refer to the *Allowance for Loan Losses* discussion presented in the *Risk Management* section of Management's Discussion and Analysis.

Noninterest Income

The following chart details the Company's noninterest income by category for the years ended December 31, 2006 and 2005:



Year Ended
December 31, 2006
Financial planning services 7%
Mortgage banking 7%
Mortgage warehouse fees 14%
Bank-owned life insurance 8%
Other income(1) 12%
Retail banking fees 52%
Year Ended
December 31, 2005
Financial planning services 8%
Mortgage banking 7%
Mortgage warehouse fees 9%
Bank-owned life insurance 8%
Other income(1) 19%
Retail banking fees 49%

(1) Other income consists primarily of net cash settlement and change in fair value of swap derivatives, securities and derivatives gains (losses), equity investment income, real estate joint venture income and gains from the sale of Goldleaf, branches and bank premises.

Total noninterest income increased $13.2 million, or 7.5% over 2005. Core noninterest income increased $6.0 million, or 3.4%, from 2005 to 2006.

	Year Ended December 31,			Increase (Decrease)			
	2006	2005	2004	2006 Compared to 2005	%	2005 Compared to 2004	%
	(In thousands)						
Service charges on deposit accounts	**$ 65,071**	$ 58,302	$ 58,467	$ 6,769	11.6%	$ (165)	(0.3)%
Electronic banking	**17,212**	15,324	12,604	1,888	12.3	2,720	21.6
Other retail banking fees	**14,436**	14,022	11,292	414	3.0	2,730	24.2
Retail banking fees	**96,719**	87,648	82,363	9,071	10.3%	5,285	6.4%
Financial planning services	**14,054**	13,211	13,370	843	6.4	(159)	(1.2)
Mortgage banking	**13,540**	12,228	8,433	1,312	10.7	3,795	45.0
Mortgage warehouse fees	**25,323**	16,055	1,244	9,268	57.7	14,811	NM
Bank-owned life insurance	**15,954**	13,942	10,261	2,012	14.4	3,681	35.9
Goldleaf income	**1,171**	10,163	7,610	(8,992)	(88.5)	2,553	33.5
Net cash settlement of swap derivatives	**—**	10,298	16,567	(10,298)	NM	(6,269)	NM
Other income	**14,860**	12,118	6,202	2,742	22.6	5,916	95.4
Core noninterest income	**181,621**	175,663	146,050	5,958	3.4	29,613	20.3
Securities and derivatives gains (losses), net	**4,772**	(24,654)	7,544	29,426	NM	(32,198)	NM
Change in fair value of swap derivatives	**—**	(12,053)	(393)	12,053	NM	(11,660)	NM
Gain on sale of Goldleaf	**2,829**	—	—	2,829	NM	—	NM
Gain on sale of branches	**—**	37,020	—	(37,020)	NM	37,020	NM
Total noninterest income	**$189,222**	$175,976	$153,201	$ 13,246	7.5%	$ 22,775	14.9%

Retail banking fees increased 10.3% from 2005 to 2006 primarily due to an increase of $6.8 million in service charges on deposit accounts. Service charges on deposit accounts is comprised of service charges on consumer and commercial deposit accounts and nonsufficient funds fees. Nonsufficient funds fees is the largest component of the increase from 2005 to 2006. The increase in nonsufficient funds fees is primarily due to an increase in the number of customer accounts in conjunction with customers maintaining lower balances in those accounts.

Electronic banking includes Colonial's ATM network, business and personal check card services and internet banking. Noninterest income from electronic banking services increased primarily as the result of an increase in the number of Colonial customer accounts which increased check card usage and ATM network fees from 2005 to 2006.

The primary components of other retail banking fees are check and money order fees, merchant services and check printing charges. The increase in other retail banking fees from 2005 to 2006 was primarily due to increases in check and money order fees and merchant services, partially offset by a decrease in check printing charges.

Financial planning services include discount brokerage, investment sales, asset management, trust services and insurance sales including term, universal, whole life and long-term care. The increase in financial planning services from 2005 to 2006 was primarily due to an increase in the volume of securities and fixed annuities sold, partially offset by a decline in trust revenues and the volume of insurance products sold.

Mortgage banking income is generated from loans originated and subsequently sold in the secondary market. The Company does not retain any servicing rights related to these loans. The increase in mortgage banking income from 2005 to 2006 was due to an increase in sales volume of $113 million, or 18.3%. Mortgage banking income did not increase in proportion to the increased sales volume due to greater competition for mortgage loans resulting in lower profit margin on the sale of mortgages. The Company was able to increase production by expanding its number of mortgage loan originators and providing excellent customer service despite a challenging mortgage environment that resulted in a decline in industry wide mortgage production.

The Company sells certain mortgage warehouse loans and mortgage loans held for sale to a wholly-owned special purpose entity which then sells interests in those assets to third-party commercial paper conduits. The third-party conduits pay the Company servicing and other fees based on a percentage of the outstanding balance of the assets sold. The average balances of these assets sold increased from $858 million in 2005 to $1.7 billion in 2006. Mortgage warehouse fees associated with these assets increased $8.2 million, or 58.7%, in 2006, but did not increase in proportion to the interests sold due to decreased spreads. Mortgage warehouse fees include additional fees to provide mortgage document custodial services to mortgage warehouse customers.

Income from bank-owned life insurance (BOLI) increased from 2005 to 2006 primarily due to proceeds from death benefits received during 2006 and the purchase of $100 million of BOLI in December 2006 bringing the total balance invested at December 31, 2006 to $458 million.

The Company sold its investment in Goldleaf Technologies, Inc. in January 2006. The Company recognized a gain of $2.8 million on the sale.

Other noninterest income increased from 2005 to 2006 primarily due to increases in real estate joint venture income and condo association coupon fees, partially offset by lower net gains on the sale of bank premises and other assets.

The net cash settlement of swap derivatives recorded during 2005 was related to interest rate swaps not designated as hedging instruments. The Company recognized a loss from the change in fair value of these swap derivatives of $12.1 million in 2005. These swaps were terminated or redesignated as hedging instruments in the first quarter of 2006.

The Company's decisions to buy and sell securities are based on its management of interest rate risk and projected liquidity and funding needs. Colonial recognized net gains of $2.3 million from the sale of $988 million of securities and an additional gain of $2.5 million related to trading derivatives that had a notional value of $155 million in 2006. The Company sold $1.1 billion of securities and declared its intent to sell another $481 million of securities in 2005, incurring net losses of $24.7 million.

The Company recognized a $37 million gain on the sale of 20 branches during 2005, 17 in Alabama and three in Tennessee. Approximately $83 million in loans and $514 million in deposits were included in the sale.

Noninterest Expense

Noninterest expenses were well controlled in 2006 and increased less than 1% over 2005.

	Year ended December 31,			Increase (Decrease)			
	2006	2005	2004	2006 Compared to 2005	%	2005 Compared to 2004	%
	(In thousands)						
Salaries and employee benefits	**$280,025**	$262,713	$218,095	$17,312	6.6%	$44,618	20.5%
Occupancy expense of bank premises, net	**67,338**	62,666	53,167	4,672	7.5	9,499	17.9
Furniture and equipment expenses	**48,585**	43,653	38,300	4,932	11.3	5,353	14.0
Professional services	**19,090**	22,091	19,356	(3,001)	(13.6)	2,735	14.1
Amortization of intangible assets	**12,209**	11,528	6,364	681	5.9	5,164	81.1
Advertising	**10,782**	12,227	8,477	(1,445)	(11.8)	3,750	44.2
Communications	**10,845**	10,278	10,692	567	5.5	(414)	(3.9)
Merger related expenses	**—**	4,196	1,999	(4,196)	(100.0)	2,197	109.9
Goldleaf expense	**1,025**	9,195	6,953	(8,170)	(88.9)	2,242	32.2
Net losses related to the early extinguishment of debt	**—**	9,550	7,436	(9,550)	(100.0)	2,114	28.4
Other expenses	**69,702**	67,158	60,810	2,544	3.8	6,348	10.4
Total noninterest expense	**$519,601**	$515,255	$431,649	$ 4,346	0.8%	$83,606	19.4%

The increase in salaries and employee benefits primarily relates to normal salary increases and increased incentive plan compensation. The number of average full-time equivalent employees increased from approximately 4,500 in 2005 to 4,700 in 2006. Increased incentive plan compensation relates to loan and deposit volumes as well as financial results of the Company and various components thereof.

The increase in occupancy and furniture and equipment expense was primarily the result of increased facilities repairs and maintenance and increased software costs.

Professional services decreased due to lower legal fees arising from reduced usage of outside legal services.

The decrease in advertising expense resulted from increased usage of direct mail in 2006 rather than print advertising.

In 2005, BancGroup completed the acquisition of Union which added 17 full service branches in several counties in southeast Florida. Additionally in 2005, BancGroup completed the acquisition of FFLC which added 16 full service branches in central Florida. The results of operations for 2005 include pretax merger related expenses of $4.2 million as compared to $2.0 million for the 2004 acquisition of P.C.B. Bancorp, Inc. These costs are comprised of travel, training, marketing, and incremental charges related to the integration of acquired banks, such as system conversions and customer supplies. Refer to the *Business Combinations* section of the *Executive Overview* for further information regarding business combinations.

The 2005 net losses related to the early extinguishment of debt resulted from prepayment penalties incurred for the early repayment of FHLB advances.

Goldleaf expense decreased due to the sale of Goldleaf in January 2006.

Other noninterest expenses increased primarily due to increases in travel expenses of $1.6 million and greater expenses related to loan closings of $1.2 million in 2006 as compared to 2005.

Income Taxes

The effective income tax rate was 34.0% in 2006 and 33.4% in 2005. BancGroup is subject to a statutory federal tax rate of 35% and various state tax rates. For further information concerning the provision for income taxes, refer to Note 21, *Income Taxes*, in the Notes to Consolidated Financial Statements.

REVIEW OF STATEMENT OF CONDITION

Loans

Management emphasizes the importance of maintaining excellent credit quality while growing loans. Management believes that its strategy of using local lending expertise and a strong committee approval process has proven to be successful. Average loans, excluding mortgage warehouse lending, grew 12% in 2006 while period end loans grew 5%.

Gross Loan Portfolio:


Mortgage warehouse loans
2%
Commercial, financial, agricultural
7%
Consumer and other
3%
Residential real estate
19%
Commercial real estate
28%
Real estate construction
41%

	December 31,				
	2006	2005	2004	2003	2002
			(In thousands)		
Commercial, financial, agricultural	**$ 1,158,755**	$ 1,107,494	$ 1,008,741	$ 985,059	$ 1,037,356
Commercial real estate	**4,291,979**	4,424,465	4,270,817	4,136,976	3,771,993
Real estate construction	**6,340,324**	5,483,424	3,936,800	3,074,223	2,743,281
Residential real estate	**2,987,212**	3,048,007	2,228,648	1,988,851	1,951,799
Consumer and other	**438,375**	372,470	315,386	433,330	528,506
Total loans, excluding mortgage warehouse loans	**15,216,645**	14,435,860	11,760,392	10,618,439	10,032,935
Mortgage warehouse loans	**281,693**	483,701	1,114,923	982,488	1,671,149
Total loans	**15,498,338**	14,919,561	12,875,315	11,600,927	11,704,084
Less: unearned income	**(19,449)**	(19,697)	(17,504)	(12,032)	(11,654)
Total loans, net of unearned income	**$15,478,889**	$14,899,864	$12,857,811	$11,588,895	$11,692,430

The increase in loans, excluding mortgage warehouse loans, in 2006 over 2005 was primarily driven by growth in construction loans. The construction portfolio consists predominantly of loans to finance construction projects along with developed lots and land within the Company's banking markets. The growth in this category during 2006 was mostly in residential property types (residential lots, land zoned residential and home construction). While residential real estate markets have cooled in certain markets within the Company's footprint, the economies in Nevada, Texas, Florida, Georgia and Alabama remained strong.

The contractual maturities of loans may vary significantly from actual maturities due to loan extensions, early payoffs due to refinancing and other factors. Fluctuations in interest rates are also a major factor in early loan payoffs. The uncertainties of future events, particularly with respect to interest rates, make it difficult to predict the actual maturities. The following table represents the contractual maturities of loans at December 31, 2006.

Loan Maturity/Rate Sensitivity

	Maturing			Rate Sensitivity		Rate Sensitivity, Loans Maturing Over 1 Year	
	Within 1 Year	1-5 Years	Over 5 Years	Fixed	Floating/ Adjustable	Fixed	Floating/ Adjustable
				(In thousands)			
Commercial, financial, and agricultural	$ 552,889	$ 432,019	$ 173,847	$ 349,765	$ 808,990	$ 240,469	$ 365,397
Commercial real estate	781,306	2,366,213	1,144,460	2,250,334	2,041,645	2,007,070	1,503,603
Real estate construction	3,878,671	2,231,212	230,441	742,522	5,597,802	489,607	1,972,046
Residential real estate	236,276	476,915	2,274,021	577,067	2,410,145	508,530	2,242,406
Consumer and other	206,449	123,765	108,161	274,573	163,802	171,059	60,867
Mortgage warehouse loans	281,693	—	—	—	281,693	—	—
Totals	$5,937,284	$5,630,124	$3,930,930	$4,194,261	$11,304,077	$3,416,735	$6,144,319

For additional discussion of loans, refer to the *Risk Management* section.

Mortgage Warehouse Assets

Mortgage warehouse assets consist of loans, short-term participations in mortgage loans held for sale and securities purchased under agreements to resell. Mortgage warehouse loans represent lines of credit available to mortgage origination companies used to originate mortgage loans to their customers. Short-term participations in mortgage loans held for sale are another source of funding provided to these companies in which Colonial purchases participations in certain mortgage loans which have commitments to be sold to third-party investor institutions. Securities purchased under agreements to resell represent mortgage-backed securities which have been securitized by these companies and are under agreements to be sold to third-party investors. Colonial purchases these securities prior to their initial settlements with those investors.

Colonial has a facility in which it sells certain mortgage warehouse loans and short-term participations in mortgage loans held for sale to a wholly-owned special purpose entity which then sells interests in these assets to third-party commercial paper conduits (conduits). A total of $1.5 billion was sold to the conduits in 2005. During August 2006, an additional $500 million of interests were sold to the conduits bringing the total outstanding balance to $2 billion at December 31, 2006. Refer to Note 6, *Sales and Servicing of Financial Assets*, in the Notes to Consolidated Financial Statements.

A summary of the major components of mortgage warehouse assets is shown in the table below:

	December 31,	
	2006	**2005**
	(In thousands)	
Securities purchased under agreements to resell	**$ 605,937**	$ 589,902
Loans held for sale	**1,422,980**	1,058,082
Mortgage warehouse loans	**281,693**	483,701
Total mortgage warehouse assets on balance sheet	**2,310,610**	2,131,685
Interests sold	**2,000,000**	1,500,000
Total mortgage warehouse assets under management	**$4,310,610**	$3,631,685

Total mortgage warehouse assets under management increased $678.9 million, or 18.7%, from December 31, 2005 to December 31, 2006. As a result of BancGroup's high quality customer service, the Company has been able to increase warehouse balances through the addition of new customers as well as increased share of existing customers' business despite a challenging mortgage environment and the resulting decline in industry wide mortgage production.

Securities

BancGroup determines the funds available for investment based upon anticipated loan and deposit growth, liquidity needs and pledging requirements, as well as other factors. An investment strategy is developed based on these factors, along with BancGroup's balance sheet position and relative value opportunities in the market.

All securities are either classified as held to maturity or available for sale. Held to maturity securities are those securities which management has the ability and intent to hold until maturity. The carrying value of held to maturity securities was $1.9 million at the end of 2006 compared to $3.0 million at the end of 2005. The current year decline was due to paydowns, maturities and calls in the portfolio while BancGroup did not reinvest in any held to maturity securities. Securities classified as held to maturity consisted primarily of U.S. Treasury bonds, agency mortgage-backed securities and municipal obligations.

Securities available for sale represent those securities that the Company intends to hold for an indefinite period of time and may be sold in response to changes in BancGroup's interest rate risk position, prepayment risk or other similar factors. These securities are recorded at market value with unrealized gains or losses, net of any tax effect, added to or deducted from shareholders' equity. Unrealized net losses on securities available for sale was a pretax loss of $54.0 million at December 31, 2006 compared to $53.1 million at December 31, 2005. The unrealized losses, net of income taxes, are reflected in the Company's shareholders' equity in the amount of $34.5 million and $35.1 million at December 31, 2005 and 2006, respectively. At December 31, 2006, available for sale securities totaled $3.1 billion, or 99.9% of the total securities portfolio, compared to $2.8 billion, or 99.9%, at December 31, 2005. The following chart details the Company's available for sale securities at December 31, 2006 by category:

Available For Sale Securities Portfolio


Equities (primarily Federal Reserve and FHLB stock) 5%
U.S. Treasury securities and obligations of U.S. Government Sponsored Entities 5%
Mortgage-backed securities and collateralized mortgage obligations of Government Sponsored Entities 33%
State, county and municipal securities 3%
Private collateralized mortgage obligations 54%

The composition of the Company's securities portfolio is reflected in the following table.

Securities by Category

	Carrying Value at December 31,		
	2006	**2005**	**2004**
		(In thousands)	
Held to maturity securities:			
U.S. Treasury securities and obligations of U.S. Government Sponsored Entities	**$ 500**	$ 500	$ 500
Mortgage-backed securities of Government Sponsored Entities	**736**	957	1,366
Collateralized mortgage obligations of Government Sponsored Entities	**11**	13	18
Obligations of state and political subdivisions	**627**	1,480	4,241
Other	**—**	—	27
Total held to maturity securities	**1,874**	2,950	6,152
Securities available for sale:			
U.S. Treasury securities and obligations of U.S. Government Sponsored Entities	**166,481**	184,557	187,770
Mortgage-backed securities of Government Sponsored Entities	**352,075**	359,691	338,446
Collateralized mortgage obligations of Government Sponsored Entities	**660,780**	698,763	1,144,173
Private collateralized mortgage obligations	**1,670,973**	1,412,004	1,741,079
Obligations of state and political subdivisions	**78,603**	42,056	55,539
Other	**154,702**	144,333	180,395
Total securities available for sale	**3,083,614**	2,841,404	3,647,402
Total securities	**$3,085,488**	$2,844,354	$3,653,554
Securities to total assets	**13.5%**	13.3%	19.3%
Average securities to average earning assets	**14.4%**	18.0%	21.0%
Average duration (excluding equities)	**4.45 years**	3.51 years	3.64 years

The maturities of the Company's securities portfolio at December 31, 2006 are as follows:

Contractual Maturity Distribution of Securities[2]

	Within 1 Year		1-5 Years		5-10 Years		Over 10 Years	
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(In thousands)							
Held to maturity securities:								
U.S. Treasury securities and obligations of U.S. Government Sponsored Entities	$ —	—%	$ —	—%	$ 500	7.25%	$ —	—%
Mortgage-backed securities and collateralized mortgage obligations of Government Sponsored Entities	2	7.79%	245	7.20%	—	—%	500	7.33%
Obligations of state and political subdivisions[1]	140	6.74%	232	7.76%	255	8.41%	—	—%
Total held to maturity securities	142	6.76%	477	7.47%	755	7.64%	500	7.33%
Securities available for sale:								
U.S. Treasury securities and obligations of U.S. Government Sponsored Entities	—	—%	—	—%	118,631	4.08%	47,850	5.00%
Mortgage-backed securities of Government Sponsored Entities	19	7.26%	2,355	6.51%	6,210	5.45%	343,491	5.05%
Collateralized mortgage obligations of Government Sponsored Entities	—	—%	35	4.05%	—	—%	660,745	5.01%
Private collateralized mortgage obligations	—	—%	—	—%	30,846	5.00%	1,640,127	5.42%
Obligations of state and political subdivisions[1]	7,119	6.86%	13,672	6.44%	4,313	6.49%	53,499	5.86%
Other	154,702	5.81%	—	—%	—	—%	—	—%
Total available for sale securities	161,840	5.86%	16,062	6.44%	160,000	4.38%	2,745,712	5.28%
Total Securities	$161,982	5.86%	$16,539	6.47%	$160,755	4.39%	$2,746,212	5.28%

(1) The weighted average yields are calculated on the basis of the cost and effective yield weighted for the scheduled maturity of each security. The taxable equivalent adjustment represents the annual amounts of income from tax exempt obligations multiplied by 145%.

(2) These are contractual maturities, expected and actual maturities could differ from contractual maturities because underlying borrowers may have the right to call or prepay obligations without call or prepayment penalties.

Deposits

BancGroup's period end deposit structure consists of the following:

	December 31,		% of Total	
	2006	2005	2006	2005
	(In thousands)			
Noninterest bearing demand deposits	**$ 2,869,845**	$ 3,167,875	**17.8%**	20.5%
Interest bearing demand deposits	**5,531,036**	4,095,166	**34.4**	26.4
Savings deposits	**691,782**	1,749,902	**4.3**	11.3
Transaction accounts	**9,092,663**	9,012,943	**56.5**	58.2
Certificates of deposit less than $100,000	**3,256,129**	2,796,754	**20.2**	18.1
Certificates of deposit $100,000 or more	**2,864,798**	2,428,816	**17.8**	15.7
Other time deposits	**475,900**	436,145	**3.0**	2.8
Retail deposits	15,689,490	14,674,658	**97.5**	94.8
Brokered certificates of deposit	**401,564**	808,791	**2.5**	5.2
Total deposits	**$16,091,054**	$15,483,449	**100.0%**	100.0%

BancGroup is continuing to grow deposits throughout its market areas. In 2006, customer demand shifted from lower cost and no cost deposits to higher cost interest bearing demand deposits and certificates of deposit. Total average deposits for 2006 increased 13% over 2005. Average time deposits for this period grew 23%; while average nontime deposits grew 6%. As a result, the mix of non-time deposits decreased to 56.5% of total deposits from 58.2% of total deposits at the end of the prior year. As market demographics change, products and services are restructured to meet the needs of a particular region or customer base. Strong regional management, supported by BancGroup's marketing and treasury departments, provide the Company with resources and products to remain competitive in its deposit markets.

The following chart details BancGroup's deposit base by state at December 31, 2006:

Total Deposit Base


Alabama
24%
Texas
4%
Nevada
5%
Georgia
5%
Corp/Other
3%
Florida
59%

At December 31, 2006, the scheduled maturities of time deposits in amounts of $100,000 or more were as follows:

Months to Maturity	(In thousands)
3 or less	$1,144,395
Over 3 through 6	929,294
Over 6 through 12	726,824
Over 12	207,118
Total	$3,007,631

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

Off-Balance Sheet Arrangements

As a financial services provider, the Company routinely commits to extend credit, including loan commitments, letters of credit and financial guarantees. A significant portion of commitments to extend credit may expire without being drawn upon. These commitments are subject to the same credit policies and approval process used for loans. Also, in the ordinary course of business, the Company enters into indemnification agreements, including underwriting agreements relating to offers and sales of its securities, acquisition agreements and various other business arrangements, such as relationships arising from service as a director or officer of BancGroup or its subsidiaries. Additionally, during 2005 the Company issued a residual value guarantee in connection with the lease of a new corporate headquarters. For more information regarding off-balance sheet arrangements, see Note 7, *Commitments and Contingent Liabilities*, in the Notes to Consolidated Financial Statements.

Contractual Obligations

The Company enters into contractual obligations in the ordinary course of business, including debt issuances for the funding of operations, and leases for premises and equipment. The table below summarizes contractual obligations as of December 31, 2006 except for obligations of short-term borrowing arrangements and pension and postretirement benefits plans. More information on these obligations is contained in Note 13, *Short-Term Borrowings*, and Note 17, *Employee Benefit Plans*.

The Company also enters into derivatives, which create contractual obligations, as part of its interest rate risk management process. For more information, see the *Interest Rate Risk* section and Note 9, *Derivatives*.

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
			(In thousands)		
Long-term debt[1]	$2,588,752	$ 32,611	$ 74,903	$ 96,921	$2,384,317
Operating leases	256,676	35,886	60,536	48,942	111,312
Capital leases	4,678	2,732	643	324	979
Time deposits	6,998,391	6,400,544	417,567	80,708	99,572
Total	$9,848,497	$6,471,773	$553,649	$226,895	$2,596,180

(1) Excludes purchase accounting fair value adjustments, hedge accounting fair value adjustments and unamortized premiums and discounts.

RISK MANAGEMENT

Credit Risk Management

Colonial has some measure of credit risk in most of its primary banking activities, but the majority of this risk is associated with lending. Colonial's Credit Risk Management philosophy has historically been and continues to be, focused on establishing and administering policies and procedures such that Colonial's credit quality has outperformed Colonial's peers in most economic environments. Consistent with this philosophy, Colonial has maintained conservative underwriting and credit product standards and has generally avoided nontraditional credit products. The Company's credit risk management process is centered on comprehensive credit and underwriting policies and procedures, a strong and effective loan approval process, continual audit and review functions, and experienced credit professionals at the regional, business-line and BancGroup levels. In addition, Colonial has a credit risk reporting and analysis group which falls under the supervision of the Chief Credit Officer. This group continually evaluates changes in credit risk, monitors large concentrations and exposures of all types and locations, and implements Colonial Bank's allowance methodology. Colonial also has a special assets/collections group which is charged with minimizing losses, maximizing recoveries, and implementing strategies to reduce problem asset levels. In addition, the internal auditor and regulatory examiners review and perform detailed tests of the Company's credit risk management activities, such as credit underwriting, loan administration, and the allowance process. The overall goals of Colonial's credit risk management activities include providing a sound basis for new credit extensions and early recognition of problems/risks so that it can maintain a high quality loan portfolio and achieve long-term earnings growth.

In addition to lending, credit risk is present in Colonial's securities portfolio, derivative instruments and in certain deposit activities. Colonial Bank's treasury and deposit departments have credit risk management processes in place in order to manage credit risk in these activities.

Loan Approval and Underwriting

The Chief Credit Officer, who reports directly to the Chief Executive Officer, provides company-wide credit oversight through a senior credit administration function. This function reviews larger credits prior to approval and also provides an independent review of credits on a continual basis. In addition, the Company has established regional loan committees made up of local officers and directors that approve loans up to certain dollar levels. These committees provide local business and market expertise while BancGroup's senior management provides independent oversight by participating in the state loan committees. Loans to the Company's largest borrowers and loans originated out of specialized business units may go through these committees for approval, but also may go through additional committees established by the Board of Directors and administered by the Chief Credit Officer.

BancGroup has standard policies and procedures for the evaluation and underwriting of new credits, including debt service evaluations and collateral guidelines. Collateral guidelines vary with the creditworthiness of the borrower, but generally require loan-to-value ratios not to exceed 85% for commercial real estate, 80% for construction, 75% for development, 65% for raw land, and 90% for residential real estate. Commercial non-real estate, financial and agricultural loans are generally collateralized by business inventory, accounts receivables or new business equipment and are financed at 50%, 80% and 90% of estimated value, respectively. Installment and consumer loan collateral, where required, is based on 90% or lower loan-to-value ratios. Collateral values referenced above are monitored and estimated by loan officers and the senior credit administration function through inspections, independent appraisals, reference to broad measures of market values, and current experience with similar properties or collateral. Loans with loan-to-value ratios in excess of 80% have potentially higher risks which are offset by other factors including the borrowers' or guarantors' creditworthiness, deposits and other aspects of the overall relationship, the customer's history with Colonial, and any other potential sources of repayment.

Concentration

A significant portion of BancGroup's loans are secured by real estate with commercial real estate and construction loans representing 27.7% and 40.9% of total loans as of December 31, 2006, respectively. BancGroup's commercial real estate and construction loans are spread geographically throughout Alabama, Florida and other areas including metropolitan Atlanta, Dallas, Reno and Las Vegas with no more than 12.0% of total commercial real estate and construction loans in any one metropolitan statistical area (MSA). The Alabama economy generally experiences a slow but steady rate of growth, while BancGroup's markets in Florida, Georgia, Nevada and Texas have experienced higher rates of growth. The collateral held in the commercial real estate and construction portfolios consists of various property types such as retail properties, 1-4 family residential developments and lots, office buildings, land held for future development or construction, residential homes under construction, multi-family housing, condominium properties, warehouses, lodging and health service facilities. The relatively small average loan size and the application of conservative underwriting guidelines further reduce risk. For the year ended 2006, the commercial real estate portfolio had net recoveries of $1.6 million. Net charge-offs to average loans for the construction portfolio were 0.09% for 2006. In addition to mortgages on the subject properties, substantially all construction and commercial real estate loans have personal guarantees of the principals involved. The owner-occupied commercial real estate portfolio represented 28.0% of the total commercial real estate portfolio outstanding at December 31, 2006. Owner-occupied real estate is primarily dependent on cash flows from operating businesses rather than on the sale or rental of the property; therefore, these loans generally carry less risk than other commercial real estate loans.

Management believes that its existing diversity of commercial real estate and construction loans reduces BancGroup's risk exposure. The current distribution remains diverse in location, size, and collateral function. This diversification, in addition to Colonial's emphasis on quality underwriting, serves to reduce the risk of losses. The following charts reflect the geographic diversity and property type distribution of construction and commercial real estate loans at December 31, 2006.

	Construction	% of Category	Commercial Real Estate	% of Category
		(In thousands)		
Average Loan Size	$ 829		$ 646	
Geographic Diversity (by property location)[1]				
Florida	$3,349,052	52.8%	$2,498,915	58.2%
Alabama	701,446	11.1%	685,100	16.0%
Georgia	630,095	9.9%	383,998	8.9%
Texas	833,412	13.1%	220,391	5.1%
Nevada	431,443	6.8%	231,402	5.4%
Other	394,876	6.3%	272,173	6.4%
Total	$6,340,324	100.0%	$4,291,979	100.0%

	% of Property Type Distribution to			% of Property Type Distribution to	
	Construction Portfolio	Total Portfolio		Commercial Real Estate Portfolio	Total Portfolio
Residential Development and Lots	28.0%	11.5%	Retail	25.4%	7.0%
Land Only	24.2%	9.9%	Office	21.5%	6.0%
Residential Home Construction	16.1%	6.6%	Warehouse	14.4%	4.0%
Condominium	7.2%	2.9%	Multi-Family	8.3%	2.3%
Commercial Development	6.2%	2.5%	Healthcare	6.8%	1.9%
Retail	6.1%	2.5%	Lodging	6.5%	1.8%
Office	3.7%	1.5%	Church or School	4.6%	1.3%
Multi-Family	3.1%	1.3%	Industrial	2.0%	0.5%
Warehouse	1.5%	0.6%	Farm	1.8%	0.5%
Other[2]	3.9%	1.6%	Recreation	1.1%	0.3%
			Other[2]	7.6%	2.1%
Total Construction	100.0%	40.9%	**Total Commercial Real Estate**	100.0%	27.7%

(1) As noted in the narrative discussion on *Concentration*, no more than 12.0% of construction or commercial real estate loans are in any one MSA.

(2) Other includes all loans in categories smaller than the lowest percentage shown above.

Selected Characteristics of the 75 Largest Construction and Commercial Real Estate Loans

	Construction	Commercial Real Estate
75 Largest Loans Total (in thousands)	$1,321,724	$736,545
% of 75 largest loans to category total	20.8%	17.2%
Average Loan-to-Value Ratio (75 largest loans)	62.9%	67.4%
Average Debt Coverage Ratio (75 largest loans)	N/A	1.41x

Residential real estate loans represent 19.3% of total loans in 2006. The majority of these loans are adjustable rate first mortgages on single-family, owner-occupied properties, and therefore, have generally less credit risk than other portfolio segments. BancGroup has a history of successfully lending in the residential real estate market and its quality ratios remain favorable in this portfolio segment. Net charge-offs to average loans for the residential real estate portfolio were 0.04% for 2006.

Loans classified as commercial, financial, and agricultural, representing 7.5% of total loans, consist of secured and unsecured credit lines and equipment loans for various industrial, agricultural, commercial, financial, retail, or service businesses. The risks associated with loans in this category are generally related to the earnings capacity of, and the cash flows generated from, the individual business activities of the borrowers.

Consumer loans, representing 1.5% of total loans, are loans to individuals for various purposes. Vehicle loans and unsecured loans make up the majority of these loans. The principal source of repayment is the earning capacity of the individual borrower, as well as the value of the collateral for secured loans.

BancGroup maintains a mortgage warehouse lending division. This department provides lines of credit collateralized by residential mortgage loans and other services to mortgage origination companies. Warehouse loans outstanding at December 31, 2006 were $281.7 million, with unfunded commitments of $920.4 million.

The Company has 48 credits with commitments (funded and unfunded) of $949 million that fall within the bank regulatory definition of a "Shared National Credit" (generally defined as a total loan commitment in excess of $20 million that is shared by three or more lenders). The largest outstanding amount to any single borrower is $43 million (which is a mortgage warehouse lending credit). At December 31, 2006, $445 million of these commitments were funded.

Although by definition these commitments are considered Shared National Credits, BancGroup's loan officers have established long-term relationships with each of these borrowers. These commitments are comprised of the following:

- **55%** — 36 commercial real estate credit facilities to companies with headquarters located within Colonial's existing markets,
- **43%** — mortgage warehouse lines to 10 large institutions, and
- **2%** — 2 operating facilities to a large national insurance company and a healthcare provider.

Management believes that these are sound participations involving credits that fit within Colonial's lending philosophy and meet its conservative underwriting guidelines.

Allowance for Loan Losses

Colonial, through its lending and credit functions, continuously reviews its loan portfolio for credit risk. Colonial employs an independent credit review area that reviews the lending and credit functions to validate that credit risks are appropriately identified. The Company remains committed to the early recognition of problem loans and to ensuring an adequate level of allowance to cover losses. At December 31, 2006, the Company's total allowance was $174.9 million, which represented 1.13% of period-end loans.

Using input from the Company's comprehensive credit risk identification process, the Company's credit risk management area analyzes and validates the Company's loan loss reserve methodology at least quarterly. The analysis includes three basic components: specific allowances for individual loans, general allowances for loan pools, and allowances based on identified economic conditions and other risk factors. The credit risk management area, along with senior management, review the methodology and ensure it is appropriate and that all material risk elements have been assessed in order to determine the appropriate level of allowance for the inherent losses in the loan portfolio at each quarter end. In addition, the allowance methodology is discussed with and reviewed quarterly by the Audit Committee.

The first component of the allowance for loan losses analysis involves the calculation of specific allowances for individual impaired loans as required by SFAS 114, *Accounting by Creditors for Impairment of a Loan.* In addition, the Company requires that a broad group of loans be tested for impairment each quarter (this includes all loans of $500,000 and over that have internal risk ratings below a predetermined classification level, plus all significantly past due loans of $200,000 and over). The credit risk management area validates all impairment testing and validates the reserve allocations for all identified impaired loans each quarter. Reserves associated with this element are based on a thorough analysis of the most probable source of repayment which is normally the liquidation of collateral, but may also include discounted future cash flows or the market value of the loan itself. As of December 31, 2006 and 2005, the specific allowance calculations for this element of the allowance totaled $2.3 million and $3.5 million, respectively. The decrease in the reserve between these two periods primarily resulted from a 55.3% decline in the dollar amount of loans that met the criteria for impaired status.

The second reserve component is the general allowance for loan pools assessed by applying loss factors to groups of loans within the portfolio that have similar characteristics. This part of the methodology is governed by SFAS 5, *Accounting for Contingencies*. The general allowance factors are based upon recent and historical charge-off experience and are typically applied to the portfolio by loan type and internal risk rating. Historical loss analyses provide the basis for factors used for homogenous pools of smaller loans, such as residential real estate and other consumer loan categories which are not evaluated based on individual risk ratings but almost entirely based on historical losses. The statistics used in the analysis of this second reserve component are adjusted quarterly based on loss trends and risk rating migrations. As of December 31, 2006 and 2005, the general allowance calculations totaled $133.2 million and $124.6 million, respectively. The increase between the periods was primarily the result of portfolio growth which was partially offset by lower criticized and classified risk assets.

The third component of the allowance represents the effect of risks or losses that are not fully captured elsewhere, and includes amounts for new loan products or portfolio segments which are deemed to have risks not included in the other model elements, macroeconomic factors and model imprecision. The Company analyzes and revises this part of the allowance at least quarterly. The qualitative risk factors of this third allowance segment are subjective and require a high degree of management judgment. As of December 31, 2006 and 2005, the allowance calculated for economic conditions and other risk factors relating to specific loan categories totaled $27.5 million and $29.0 million, respectively. During 2006, the component of the reserve that covers the risks associated with Colonial's concentration in construction and commercial real estate loans was modified and expanded. Changes included adding all property types in the analysis as well as adding factors for granularity and differential risks. The effect of this modification was offset by the full integration of the loan portfolio from a previous acquisition and reduced risk levels from two segregated portfolio segments. In addition to the allocated portions, an amount is calculated to adjust the allowance for imprecision inherent in estimates used for the allocated portions of the reserve. The unallocated allowance is the result of management's judgment of risks inherent in the portfolio, economic uncertainties and other subjective factors, including industry trends. At December 31, 2006 and 2005, the unallocated allowance was $11.8 million and $13.9 million, respectively.

Allocation of the Allowance for Loan Losses

	December 31,									
	2006		2005		2004		2003		2002	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(In thousands)									
Balance at end of period applicable to:										
Commercial, financial, agricultural	**$ 40,642**	**7.5%**	$ 41,365	7.4%	$ 44,621	7.8%	$ 50,314	8.5%	$ 51,468	8.9%
Commercial real estate	**26,820**	**27.7%**	40,311	29.7%	37,393	33.2%	28,800	35.7%	25,175	32.2%
Real estate construction	**64,487**	**40.9%**	41,826	36.8%	30,357	30.5%	25,014	26.5%	26,707	23.4%
Residential real estate	**18,337**	**19.3%**	20,734	20.4%	12,494	17.3%	11,176	17.1%	11,058	16.7%
Consumer and other	**11,265**	**2.8%**	10,030	2.5%	9,075	2.5%	9,651	3.7%	9,051	4.5%
Mortgage warehouse loans	**1,506**	**1.8%**	2,879	3.2%	2,783	8.7%	2,683	8.5%	4,439	14.3%
Unallocated	**11,793**	**0.0%**	13,906	0.0%	12,079	0.0%	10,911	0.0%	7,367	0.0%
Total	**$174,850**	**100.0%**	$171,051	100.0%	$148,802	100.0%	$138,549	100.0%	$135,265	100.0%

Summary of Loan Loss Experience

	Year ended December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
			(In thousands)		
Allowance for loan losses — January 1	**$ 171,051**	$ 148,802	$ 138,549	$ 135,265	$ 122,200
Charge-offs:					
Commercial, financial, agricultural	**17,346**	8,452	10,854	21,370	19,859
Commercial real estate	**1,537**	8,860	8,034	9,344	4,062
Real estate construction	**5,690**	2,445	2,670	1,528	1,789
Residential real estate	**1,702**	3,155	2,613	5,297	5,221
Consumer and other	**4,504**	4,294	5,640	3,888	4,703
Total charge-offs	**30,779**	27,206	29,811	41,427	35,634
Recoveries:					
Commercial, financial, agricultural	**5,914**	3,546	2,855	2,052	1,189
Commercial real estate	**3,175**	1,171	776	874	1,005
Real estate construction	**571**	254	223	197	93
Residential real estate	**428**	584	480	332	565
Consumer and other	**2,348**	2,440	1,879	2,501	2,033
Total recoveries	**12,436**	7,995	6,213	5,956	4,885
Net charge-offs	**18,343**	19,211	23,598	35,471	30,749
Provision for loan loss	**22,142**	26,838	26,994	37,378	35,980
Allowance added from bank acquisitions	—	14,622	6,857	1,377	7,834
Allowance for loan losses — December 31	**$ 174,850**	$ 171,051	$ 148,802	$ 138,549	$ 135,265
Loans (net of unearned income) December 31	**$15,478,889**	$14,899,864	$12,857,811	$11,588,895	$11,692,430
Ratio of ending allowance to ending loans (net of unearned income)	**1.13%**	1.15%	1.16%	1.20%	1.16%
Average loans (net of unearned income)	**$15,339,699**	$14,139,380	$12,148,513	$11,550,930	$10,520,771
Ratio of net charge-offs to average loans (net of unearned income)	**0.12%**	0.14%	0.19%	0.31%	0.29%

Nonperforming Assets

BancGroup classifies problem loans into four categories: nonaccrual, past due, renegotiated and other potential problems. When management determines that a loan no longer meets the criteria for a performing loan and collection of interest appears doubtful, the loan is placed on nonaccrual status. Loans are generally placed on nonaccrual if full collection of principal and interest becomes unlikely (even if all payments are current) or if the loan is delinquent in principal or interest payments for 90 days or more, unless the loan is well secured and in the process of collection. BancGroup's policy is to charge off consumer installment loans 120 days past due unless they are in the process of foreclosure and are adequately collateralized. Management closely monitors all loans that are contractually 90 days past due, renegotiated or nonaccrual. These loans are summarized as follows:

Nonperforming Assets

	December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
			(In thousands)		
Aggregate loans for which interest is not being accrued	**$14,025**	$25,668	$26,983	$57,342	$70,282
Aggregate loans renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower	**—**	155	191	277	417
Total nonperforming loans*	**14,025**	25,823	27,174	57,619	70,699
Other real estate and in-substance foreclosure	**1,850**	6,032	9,711	17,378	20,468
Repossessions	**19**	76	154	443	134
Loans held for sale	**9,255**	—	—	—	—
Total nonperforming assets*	**$25,149**	$31,931	$37,039	$75,440	$91,301
Aggregate loans contractually past due 90 days or more for which interest is being accrued	**$ 8,138**	$10,283	$ 8,096	$10,802	$21,693
Total nonperforming loans as a percent of net loans	**0.09%**	0.17%	0.21%	0.50%	0.60%
Total nonperforming assets as a percent of net loans, other real estate and repossessions	**0.16%**	0.21%	0.29%	0.65%	0.78%
Total nonperforming loans and 90 day past due loans for which interest is being accrued as a percent of net loans	**0.14%**	0.24%	0.27%	0.59%	0.79%
Allowance for loan loss as a percent of nonperforming loans (nonaccrual and renegotiated)	**1247%**	662%	548%	240%	191%

* Total does not include loans contractually past due 90 days or more, which are still accruing interest

During 2006, BancGroup transferred nonperforming loans with a net book value of $9.3 million to loans held for sale. Prior to the transfer to held for sale, BancGroup charged down the loans to fair value. The loans were subsequently sold in January 2007.

The above nonperforming loans represent all material credits for which management has significant doubts as to the ability of the borrowers to comply with the loan repayment terms. Management also expects that the resolution of these problem credits as well as other performing loans will not materially impact future operating results, liquidity or capital resources. The balance of nonperforming assets declined $6.8 million, or 21%, during the year ended December 31, 2006 as a result of the resolution of problem assets through payoffs, the sale of underlying property, charge-offs, and sale of the loans. The balance of nonperforming assets can fluctuate due to changes in economic conditions, nonperforming assets obtained in acquisitions, and the disproportionate impact of larger assets. Historically, Colonial has experienced favorable levels of nonperforming assets. The recent improvements in nonperforming assets and other credit quality measures are the result of additional improvements in collection, work-out and risk management efforts.

Interest income recognized and interest income foregone on nonaccrual loans were not significant for the years ended December 31, 2006, 2005, 2004, 2003, and 2002.

A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. As mentioned previously, Colonial's credit risk management area performs detailed verification and testing to ensure appropriate identification of impaired loans and that proper reserves are held on these loans. The recorded investment in impaired loans at December 31, 2006 and 2005 was $9.9 million and $22.1 million, respectively, and these loans had a corresponding valuation allowance of $2.3 million and $3.5 million, respectively. The average investment in impaired loans during 2006 and 2005 totaled $18.1 million and $22.8 million, respectively. The decrease in impaired loans is primarily due to the resolution of several problem credits.

Management, through its loan officers, internal credit review staff and external examinations by regulatory agencies, has identified approximately $158.0 million of loans which have been placed on a classified loan list excluding nonaccrual, other real estate, repossessions and loans that are contractually 90 days past due at December 31, 2006. The status of all material classified loans is reviewed at least monthly by loan officers and quarterly by BancGroup's centralized credit administration function. In connection with such reviews, collateral values are updated where considered necessary. If collateral values are judged insufficient or other sources of repayment are deemed inadequate, the amount of reserve held is increased or the loan is charged down to estimated recoverable amounts. As of December 31, 2006, substantially all of these classified loans were current with their existing repayment terms. Management believes that classification of such loans well in advance of their reaching a delinquent status allows the Company the greatest flexibility in correcting problems and providing adequate reserves. Given the reserves and the demonstrated ability of the borrowers to comply with the existing repayment terms, management believes any exposure from these loans has been adequately addressed at the present time.

Asset/Liability Management

Asset/liability management involves the evaluation, monitoring and management of interest rate risk, liquidity and funding. The Board of Directors has overall responsibility for Colonial's asset/liability management policies. To ensure adherence to these policies, the Asset and Liability Committee (ALCO) of the Board of Directors establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates. The guidelines apply to both on and off-balance sheet positions. The goal of the ALCO process is to maximize earnings while carefully controlling interest rate risk.

Interest Rate Risk

Interest rate risk, and its potential effects on earnings, are inherent in the operations of a financial institution. BancGroup is subject to interest rate risk because:

- Assets and liabilities may mature or re-price at different times (for example, if assets re-price faster than liabilities and interest rates are generally falling, earnings will initially decline);
- Assets and liabilities may re-price at the same time but by different amounts (for example, when the general level of interest rates is falling, Colonial Bank may reduce rates paid on checking and savings deposit accounts by an amount that is less than the general decline in market interest rates);
- Short-term and long-term market interest rates may change by different amounts (i.e., the shape of the yield curve may affect new loan yields and funding costs differently); or
- The remaining maturity of various assets or liabilities may shorten or lengthen as interest rates change (for example, if long-term mortgage interest rates decline sharply, mortgage-backed securities held in the securities available for sale portfolio may prepay significantly earlier than anticipated — which could reduce portfolio income). In addition, interest rates may have an indirect impact on loan demand, credit losses, mortgage origination volume, the value of the pension liability and other sources of earnings.

Asset/liability management activities include lending, accepting and placing deposits, investing in securities, issuing debt and hedging interest rate risk. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest cost on liabilities. To mitigate interest rate risk, the structure of the balance sheet is managed so that movements of interest rates on assets and liabilities are highly correlated in a manner intended to allow Colonial's interest bearing assets and liabilities to contribute to earnings even in periods of volatile interest rates.

Colonial employs the following measurement techniques in the management of interest rate risk: simulation of earnings and simulation of the economic value of equity. These techniques are complementary and are used in concert to provide a comprehensive interest rate risk management capability.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Using computer modeling techniques, Colonial is able to measure the potential impact of different interest rate assumptions on pre-tax earnings. All balance sheet positions, including derivative financial instruments, are included in the model simulation.

The following table represents the output from the Company's simulation model based on the balance sheet at December 31, 2006 with comparable prior year information. The table measures, consistently for both years, the impact on net interest income of an immediate and sustained change in all market interest rates in 100 basis point increments for the 12 calendar months following the date of the change. This twelve-month projection of net interest income under these scenarios is compared to the twelve-month net interest income projection with rates unchanged.

As shown in the tables, the Company's balance sheet became less asset sensitive from December 31, 2005. On the asset side, a decrease in the proportion of variable rate loans from 76% of total loans in 2005 to 73% in 2006 decreased asset sensitivity. On the liability side, the liabilities have become more sensitive to changes in rates due to the shortening of duration of the certificate of deposit portfolio coupled with the customers' migration from low and no cost transaction accounts to higher cost accounts with more pricing sensitivity.

Basis Points Change	Fed Funds Rate		Percentage Change in 12 Month Projected Net Interest Income Versus Projected Net Interest Income Under No Rate Change[1]	
	December 31,		December 31,	
	2006	2005	2006	2005
+200	7.25	6.25	1.4%	3.9%
+100	6.25	5.25	0.6%	2.2%
No rate change	5.25	4.25	—	—
– 100	4.25	3.25	(0.3)%	(1.7)%
– 200	3.25	2.25	(1.8)%	(3.5)%

(1) The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, estimates of rates on loans and deposits given these rate changes, the ability to maintain interest rate floors on loans as market rates decline, deposit decay rates and loan/investment prepayments. Further, the computations do not take into account changes to the slope of the yield curve, changes in the relative relationship of various market rates, changes in the volume or mix of asset and liabilities on the balance sheet nor do they contemplate any actions BancGroup could undertake in response to changes in interest rates.

Colonial also measures interest rate risk by simulating the impact of changes in interest rates to the market value of equity. The potential effect of these interest rate changes is derived from the impact of such changes on the market value of assets and liabilities. Colonial analyzes the changes in market value of equity to ensure that the Company maintains an adequate capital position.

The following table represents the output of the simulation model for the economic value of equity (EVE), which is defined as the net present value of interest rate sensitive assets, interest rate sensitive liabilities and off-balance sheet contracts. The table represents the percentage change in the EVE under 100 basis point parallel rate shocks versus the EVE assuming rates at December 31, 2006 and 2005.

Basis Points Change	Fed Funds Rates		Percentage Change in EVE vs. EVE under No Rate Change	
	December 31,		December 31,	
	2006	2005	2006	2005
+200	7.25	6.25	(3.2)%	2.2%
+100	6.25	5.25	(0.7)%	1.9%
No rate change	5.25	4.25	—	—
−100	4.25	3.25	(2.3)%	(2.2)%
−200	3.25	2.25	(10.9)%	(8.3)%

Liquidity and Funding

Liquidity is the ability of an organization to meet its financial commitments and obligations on a timely basis. These commitments and obligations include credit needs of customers, withdrawals by depositors, repayment of debt when due and payment of operating expenses and dividends. Management of liquidity also includes management of funding sources and their utilization based on current, future and contingency needs. Maintaining and managing adequate liquidity and funding are other prominent focuses of ALCO.

Deposit growth is a primary focus of BancGroup's funding and liquidity strategy. Average deposits increased by $1.8 billion, or 13% over 2005. With branches in three of the top four population growth states, retail deposits are a major component of BancGroup's funding growth.

BancGroup has worked to expand the availability of short-term and long-term wholesale funding sources in addition to the emphasis on core deposit growth. The Company draws on a variety of funding sources to assist in funding loan growth, securities acquisitions and deposit fluctuations. Fed Funds lines and repurchase agreements are sources for short-term borrowings. Availability from the Federal Home Loan Bank of Atlanta (FHLB) is also an important part of BancGroup's wholesale funding sources. As of December 31, 2006, the lendable collateral value pledged to the FHLB amounted to $3.2 billion down from $3.4 billion in the prior year. The FHLB will continue to provide an important source of wholesale liquidity. From time to time BancGroup has issued subordinated debentures, subordinated notes and junior subordinated debt to provide both capital and funding.

Over the course of 2006, BancGroup continued to focus on the growth of retail deposits and brokered certificates of deposit to curtail short-term borrowings and to match the short-term funding requirement of mortgage warehouse lending cycles.

Short-term borrowings were comprised of the following at December 31, 2006, 2005 and 2004:

	2006	2005	2004
		(In thousands)	
FHLB borrowings	$ —	$ —	$1,250,000
Federal funds purchased	**1,133,000**	673,925	1,217,808
Repurchase agreements (retail)	**532,672**	568,871	360,127
Repurchase agreements (wholesale)	**300,000**	300,000	431,000
Total Short-Term Borrowings	**$1,965,672**	$1,542,796	$3,258,935

Additional details regarding short-term borrowings are shown below:

	Maximum Outstanding At Any Month End	Average Balance	Average Interest Rate	Average Interest Rate At December 31
		(In thousands)		
2006				
FHLB borrowings	**$ 250,000**	**$ 39,315**	**5.42%**	**—**
Federal funds purchased	**1,628,400**	**1,079,743**	**5.12%**	**5.24%**
Other short-term borrowings	**948,327**	**867,645**	**4.30%**	**4.51%**
	$2,826,727	**$1,986,703**	**4.77%**	**4.93%**
2005				
FHLB borrowings	$1,250,000	$ 503,989	2.95%	—
Federal funds purchased	1,612,000	1,236,153	3.20%	4.20%
Other short-term borrowings	1,030,065	899,200	2.34%	3.43%
	$3,892,065	$2,639,342	2.86%	3.76%
2004				
FHLB borrowings	$1,250,000	$ 812,702	1.58%	2.44%
Federal funds purchased	1,402,178	1,220,059	1.39%	2.27%
Other short-term borrowings	934,134	873,274	0.98%	1.73%
	$3,586,312	$2,906,035	1.32%	2.20%

Long-term borrowings were comprised of the following at December 31, 2006, 2005 and 2004:

	2006	2005	2004
		(In thousands)	
Variable rate subordinated debentures	**$ 7,725**	$ 7,725	$ 7,725
Subordinated notes[(1)]	**376,114**	383,622	265,873
Junior subordinated debentures	**299,078**	307,446	302,412
FHLB borrowings[(1)]	**1,835,229**	1,634,989	1,382,913
Repurchase agreements (wholesale)	**—**	—	300,000
Other	**4,128**	5,049	2,034
Total Long-Term Borrowings	**$2,522,274**	$2,338,831	$2,260,957

(1) Includes an adjustment to fair market value as required by SFAS 133, due to related interest rate swaps. See Note 9, *Derivatives*, and Note 14, *Long-Term Borrowings*, in the Notes to Consolidated Financial Statements for further details.

Operational Risk Management

In providing banking services, Colonial processes cash, checks, wires and ACH transactions which expose Colonial to operational risk. Controls over such processing activities are closely monitored to safeguard the assets of Colonial and its customers. However, from time to time, Colonial has incurred losses related to these processes and there can be no assurance that such losses will not occur in the future.

Operational risk is the risk of unexpected losses attributable to human error, systems failures, fraud, or inadequate internal controls and procedures. This risk is mitigated through a system of internal controls that are designed to keep operational risk at levels appropriate to Colonial's corporate standards in view of the risks inherent in the markets in which Colonial operates. The system of internal controls includes policies and procedures that require the proper authorization, approval, documentation and monitoring of transactions. Each business unit is responsible for complying with corporate policies and procedures to do so. Colonial's internal auditors monitor the overall effectiveness of the system of internal controls on an ongoing basis.

Colonial does not engage in business processes that are out of its primary areas of expertise but rather outsources non-core processing functions to limit operational risk associated with non-core activities.

Operational losses are monitored closely. Operational losses have historically been absorbed by current earnings without any material impact to earnings or capital.

CAPITAL MANAGEMENT

Capital Adequacy

Management is committed to maintaining capital at a level sufficient to protect shareholders and depositors, provide for reasonable growth and fully comply with all regulatory requirements. Management's strategy to achieve these goals is to retain sufficient earnings while providing a reasonable return to shareholders in the form of dividends and return on equity. The Company's dividend payout ratio target range is 35-45%. Dividend rates are determined by the Board of Directors in consideration of several factors including current and projected capital ratios, liquidity and income levels and other bank dividend yields and payment ratios.

The amount of a cash dividend, if any, rests with the discretion of the Board of Directors of BancGroup as well as upon applicable statutory constraints such as the Delaware law requirement that dividends may be paid only out of capital surplus and net profits for the fiscal year in which the dividend is declared and the preceding fiscal year.

BancGroup also has access to equity capital markets through both public and private issuances. Management considers these sources and related return in addition to internally generated capital in evaluating future expansion or acquisition opportunities.

The Federal Reserve Board has issued guidelines identifying minimum Tier I leverage ratios relative to total assets and minimum capital ratios relative to risk-adjusted assets. The minimum leverage ratio required for BancGroup is 4%. The minimum risk adjusted capital ratios established by the Federal Reserve are 4% for Tier I and 8% for total capital. Higher capital ratios may be required by the Federal Reserve if warranted by the circumstance or risk profile. BancGroup's actual capital ratios and the components of capital and risk adjusted asset information (subject to regulatory review) are stated below:

	December 31,	
	2006	**2005**
	(In thousands)	
Risk-Based Capital:		
Shareholders' equity	**$ 2,057,335**	$ 1,932,691
Unrealized losses on securities available-for-sale	**35,076**	37,856
Unrealized losses on cash flow hedging instruments	**9,084**	8,739
Qualifying trust preferred securities	**290,000**	298,000
Intangible assets (net of allowed deferred taxes)	**(664,164)**	(681,907)
Other adjustments	**(3,191)**	(2,968)
Tier I Capital	**1,724,140**	1,592,411
Allowable loan loss reserve	**176,100**	171,051
Subordinated debt	**331,850**	355,533
45% of net unrealized gains on equity securities available-for-sale	**523**	535
Tier II Capital	**508,473**	527,119
Total Capital	**$ 2,232,613**	$ 2,119,530
Risk-Adjusted Assets	**$18,960,865**	$17,412,622
Quarterly Average Assets (for regulatory purposes)	**$22,083,202**	$20,504,737
Tier I Leverage Ratio	**7.81%**	7.77%
Risk-Adjusted Capital Ratios:		
Tier I Capital Ratio	**9.09%**	9.15%
Total Capital Ratio	**11.77%**	12.17%

Regulatory Restrictions

As noted previously, dividends payable by national banks in any year, without prior approval of the appropriate regulatory authorities, are limited.

Colonial Bank is also required to maintain reserve balances with the Federal Reserve Bank based on a percentage of deposits reduced by its cash on hand. The average amount of those reserves was approximately $3.5 million and $8.3 million for the years ended December 31, 2006 and 2005, respectively.

Recent Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, *Accounting for Uncertainty in Income Taxes*, which establishes a two-step process for recognizing and measuring tax benefits. It applies to all tax positions within the scope of SFAS 109, *Accounting for Income Taxes*. Under FIN 48, tax benefits can only be recognized in the financial statements if it is more likely than not that they would be sustained after full review by the relevant taxing authority. If a tax position meets the recognition threshold, the benefit to be recorded is equal to the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. Any difference between the full amount of the tax benefit and the amount recorded in the financial statements will be recognized as higher tax expense. Required disclosures will include a tabular rollforward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The changes required by FIN 48 are not expected to have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*. Prior to SFAS 157, there were different definitions of fair value and limited guidance for applying those definitions. Moreover, that guidance was dispersed among the many accounting pronouncements that require or permit fair value measurements. SFAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Statement does not expand the use of fair value in any new circumstances.

SFAS 157 is effective for fiscal years beginning after November 15, 2007. The provisions of the Statement will be applied prospectively as of the effective date, except in limited circumstances in which the provisions will be applied retrospectively to certain securities and financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently assessing the potential impact SFAS 157 will have on the financial statements.

In September 2006, the FASB issued SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. SFAS 158 requires companies to fully recognize the overfunded or underfunded status of defined benefit pension plans as assets or liabilities, respectively. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation. In addition, SFAS 158 requires companies to measure plan assets and benefit obligations as of year-end. Currently, companies are permitted to choose a measurement date up to three months prior to year-end. The provision to require recognition of the funded status of the plan is effective for fiscal years ending after December 15, 2006. The provision to require measurement of assets and obligations at year-end will be effective for fiscal years ending after December 15, 2008. The measurement date utilized by BancGroup for its pension plan is the Company's year end. On December 31, 2005, BancGroup closed its pension plan to new employees and set the compensation amount and years of service for the future benefits calculation for participants. As a result of adopting SFAS 158 on December 31, 2006, BancGroup recognized an increase of $641,000 to the balance of its pension asset.

In September 2006, the Emerging Issues Task Force (EITF) reached a final consensus on Issue 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. EITF 06-4 stipulates that an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period is a postretirement benefit arrangement for which a liability must be recorded. The consensus is effective for fiscal years beginning after December 15, 2007. Entities will have the option of applying the provisions of EITF 06-4 as a cumulative effect adjustment to the opening balance of retained earnings or retrospectively to all prior periods. The Company is currently assessing the potential impact EITF 06-4 will have on the financial statements.

In September 2006, the EITF reached a final consensus on Issue 06-5, *Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance*. EITF 06-5 stipulates that the cash surrender value and any additional amounts provided by the contractual terms of the insurance policy that are realizable at the balance sheet date should be considered in determining the amount that could be realized under FTB 85-4, and any amounts that are not immediately payable to the policyholder in cash should be discounted to their present value. Also, in determining the amount that could be realized, companies should assume that policies will be surrendered on an individual-by-individual basis, rather than surrendering the entire group policy. The consensus is effective for fiscal years beginning after December 15, 2006. Entities will have the option of applying the provisions of EITF 06-5 as a cumulative effect adjustment to the opening balance of retained earnings or retrospectively to all prior periods. Colonial will apply the provisions as a cumulative effect adjustment. As a result of adopting EITF 06-5 on January 1, 2007, BancGroup will recognize a decrease of $540,000 to the balance of bank-owned life insurance.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permits companies to elect to measure certain eligible items at fair value. Subsequent unrealized gains and losses on those items will be reported in earnings. Upfront costs and fees related to those items will be reported in earnings as incurred and not deferred.

SFAS 159 is effective for fiscal years beginning after November 15, 2007. If a company elects to apply the provisions of the Statement to eligible items existing at that date, the effect of the remeasurement to fair value will be reported as a cumulative effect adjustment to the opening balance of retained earnings. Retrospective application will not be permitted. The Company is currently assessing whether it will elect to use the fair value option for any of its eligible items.

COMPARISON OF 2005 WITH 2004

Colonial recorded earnings per diluted share of $1.52 for the year ended 2005, a 16% increase over 2004. The Company also reported net income of $229 million for the year ended 2005, a 32% increase over 2004.

Net interest income for the year increased 25% over 2004 primarily due to strong growth in average earning assets and a 23 basis point expansion in net interest margin. The net interest margin increased to 3.75% in 2005 compared to 3.52% in 2004.

Noninterest income for the year ended 2005 was $176 million, an increase of $23 million, or 15%, over 2004. The increase was primarily from increases in mortgage warehouse fees of $14.8 million, retail banking fees of $5.3 million and mortgage banking income of $3.8 million. As discussed in the *Divestitures* section of Management's Discussion and Analysis, during 2005 the Company sold 17 branches in northwest Alabama and three in southern Tennessee in an effort to redeploy those resources into markets with more growth potential. BancGroup recognized a gain of $37.0 million on the branches sold. This gain was offset by losses from the sale of securities of $24.7 million and the change in fair value of swap derivatives of $12.1 million.

Noninterest expense for the year ended 2005 was $515 million, an increase of $84 million, or 19%, over 2004. The 2005 noninterest expense included $9.6 million in net losses related to the early extinguishment of debt, a $2.2 million increase over the $7.4 million recorded in 2004. The remaining increases in noninterest expense were primarily due to the addition of 42 new locations, including 33 through acquisitions, during 2005. These new locations and acquisition related expenses accounted for approximately $27 million, or 32% of the total increase in noninterest expense. The remaining increases included additional expenses from salaries and benefits, occupancy expenses, amortization of intangibles and professional fees.

The effective income tax rate was 33.4% in 2005 and 34.0% in 2004. BancGroup is subject to a statutory federal rate of 35% and various state tax rates.

Colonial's credit quality remained excellent. Nonperforming assets decreased 14% to $32 million at December 31, 2005, resulting in a nonperforming assets ratio of 0.21%. Net charge-offs as a percent of average net loans for 2005 were 0.14%. The allowance for loan losses as a percentage of net loans at December 31, 2005, was 1.15% compared to 1.16% at December 31, 2004 as a result of improving credit quality trends.

The Company's total risk-based capital ratio at December 31, 2005 was 12.17% and its Tier I risk-based capital ratio was 9.15%, exceeding the minimum regulatory guidelines of 8% and 4%, respectively. The Company's total and Tier I risk-based capital ratios at December 31, 2004 were 11.39% and 8.80%, respectively. The Company's Tier I leverage ratios were 7.77% and 7.16% at December 31, 2005 and 2004, respectively, exceeding the minimum regulatory guideline of 4% for the Company.

In 2005, the Company paid dividends of $89.7 million, or $0.61 per share, compared to $75.6 million or $0.58 per share in 2004.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

This information is included in Management's Discussion and Analysis of *Financial Condition* and *Results of Operations*.

Item 8. ***Financial Statements and Supplementary Data***

The financial statements and supplementary data required by Regulation S-X and by Item 302 of Regulation S-K are set forth in the pages listed below.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders
The Colonial BancGroup, Inc.:

We have completed integrated audits of The Colonial BancGroup, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of The Colonial BancGroup, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of BancGroup's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that BancGroup maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, BancGroup maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. BancGroup's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of BancGroup's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Birmingham, Alabama
February 26, 2007

THE COLONIAL BANCGROUP, INC.

CONSOLIDATED STATEMENTS OF CONDITION

	December 31, 2006	December 31, 2005
	(In thousands)	
ASSETS		
Cash and due from banks	**$ 425,148**	$ 429,549
Interest bearing deposits in banks	**2,200**	9,417
Federal funds sold	**15,334**	59,625
Securities purchased under agreements to resell	**605,937**	589,902
Securities available for sale	**3,083,614**	2,841,404
Held to maturity securities (fair value: 2006, $2,007; 2005, $3,126)	**1,874**	2,950
Loans held for sale	**1,474,000**	1,097,892
Total loans, net of unearned income:		
Mortgage warehouse loans	**281,693**	483,701
Loans, excluding mortgage warehouse loans	**15,197,196**	14,416,163
Less:		
Allowance for loan losses	**(174,850)**	(171,051)
Loans, net	**15,304,039**	14,728,813
Premises and equipment, net	**407,696**	340,201
Goodwill	**627,207**	635,413
Other intangible assets, net	**47,126**	59,599
Other real estate owned	**1,869**	6,108
Bank-owned life insurance	**457,812**	345,842
Accrued interest and other assets	**330,393**	279,482
Total	**$22,784,249**	$21,426,197
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest bearing transaction accounts	**$ 2,869,845**	$ 3,167,875
Interest bearing transaction accounts	**6,222,818**	5,845,068
Total transaction accounts	**9,092,663**	9,012,943
Time deposits	**6,596,827**	5,661,715
Brokered time deposits	**401,564**	808,791
Total deposits	**16,091,054**	15,483,449
Repurchase agreements	**832,672**	868,871
Federal funds purchased	**1,133,000**	673,925
Subordinated debt	**383,839**	391,347
Junior subordinated debt	**299,078**	307,446
Other long-term debt	**1,839,356**	1,640,038
Accrued expenses and other liabilities	**147,915**	128,430
Total liabilities	**20,726,914**	19,493,506
Contingencies and commitments (Note 7)		
Preferred stock, $2.50 par value; 50,000,000 shares authorized and none issued at both December 31, 2006 and December 31, 2005	**—**	—
Preference stock, $2.50 par value; 1,000,000 shares authorized and none issued at both December 31, 2006 and December 31, 2005	**—**	—
Common stock, $2.50 par value; 400,000,000 shares authorized; 156,258,708 and 155,602,747 shares issued and 152,852,381 and 154,242,820 shares outstanding at December 31, 2006 and December 31, 2005, respectively	**390,647**	389,007
Additional paid in capital	**763,845**	759,704
Retained earnings	**1,029,510**	868,515
Treasury stock, at cost (3,406,327 shares at December 31, 2006 and 1,359,927 shares at December 31, 2005)	**(82,506)**	(31,510)
Unearned compensation	**—**	(6,430)
Accumulated other comprehensive loss, net of taxes	**(44,161)**	(46,595)
Total shareholders' equity	**2,057,335**	1,932,691
Total	**$22,784,249**	$21,426,197

See Notes to Consolidated Financial Statements

THE COLONIAL BANCGROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,		
	2006	2005	2004
	(In thousands, except per share amounts)		
Interest Income:			
Interest and fees on loans	**$1,258,513**	$ 978,893	$691,801
Interest and dividends on securities:			
Taxable	**141,918**	145,668	144,301
Nontaxable	**2,046**	2,290	3,195
Dividends	**8,498**	6,841	5,278
Interest on federal funds sold and other short-term investments	**44,610**	28,363	3,442
Total interest income	**1,455,585**	1,162,055	848,017
Interest Expense:			
Interest on deposits	**469,289**	273,533	148,135
Interest on short-term borrowings	**94,791**	75,395	38,303
Interest on long-term debt	**136,238**	103,905	94,331
Total interest expense	**700,318**	452,833	280,769
Net Interest Income	**755,267**	709,222	567,248
Provision for loan losses	**22,142**	26,838	26,994
Net Interest Income After Provision for Loan Losses	**733,125**	682,384	540,254
Noninterest Income:			
Service charges on deposit accounts	**65,071**	58,302	58,467
Financial planning services	**14,054**	13,211	13,370
Electronic banking	**17,212**	15,324	12,604
Mortgage banking	**13,540**	12,228	8,433
Mortgage warehouse fees	**25,323**	16,055	1,244
Bank-owned life insurance	**15,954**	13,942	10,261
Goldleaf income	**1,171**	10,163	7,610
Net cash settlement of swap derivatives	**—**	10,298	16,567
Securities and derivatives gains (losses), net	**4,772**	(24,654)	7,544
Change in fair value of swap derivatives	**—**	(12,053)	(393)
Gain on sale of Goldleaf	**2,829**	—	—
Gain on sale of branches	**—**	37,020	—
Other income	**29,296**	26,140	17,494
Total noninterest income	**189,222**	175,976	153,201
Noninterest Expense:			
Salaries and employee benefits	**280,025**	262,713	218,095
Occupancy expense of bank premises, net	**67,338**	62,666	53,167
Furniture and equipment expenses	**48,585**	43,653	38,300
Professional services	**19,090**	22,091	19,356
Amortization of intangible assets	**12,209**	11,528	6,364
Advertising	**10,782**	12,227	8,477
Communications	**10,845**	10,278	10,692
Merger related expenses	**—**	4,196	1,999
Goldleaf expense	**1,025**	9,195	6,953
Net losses related to the early extinguishment of debt	**—**	9,550	7,436
Other expenses	**69,702**	67,158	60,810
Total noninterest expense	**519,601**	515,255	431,649
Income before income taxes	**402,746**	343,105	261,806
Applicable income taxes	**136,933**	114,603	88,929
Net Income	**$ 265,813**	$ 228,502	$172,877
Earnings per share			
Basic	**$ 1.73**	$ 1.53	$ 1.32
Diluted	**1.72**	1.52	1.31
Average number of shares outstanding:			
Basic	**153,598**	149,053	131,144
Diluted	**154,810**	150,790	132,315

See Notes to Consolidated Financial Statements

THE COLONIAL BANCGROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,		
	2006	2005	2004
		(In thousands)	
Net income	**$265,813**	$228,502	$172,877
Other comprehensive income, net of taxes:			
Unrealized gains (losses) on securities available for sale arising during the period, net of income taxes of $(503), $22,254, and $2,113 in 2006, 2005 and 2004, respectively	**933**	(41,328)	(3,867)
Less: reclassification adjustment for net (gains) losses on securities available for sale included in net income, net of income taxes of $796, $(8,629) and $2,641 in 2006, 2005 and 2004, respectively	**(1,478)**	16,025	(4,903)
Unrealized losses, net of reclassification adjustments, on cash flow hedging instruments, net of income taxes of $414 and $4,706 in 2006 and 2005, respectively	**(769)**	(8,739)	—
Additional minimum pension liability adjustment, net of income taxes of $(1,675) in 2006 and $1,675 in 2005, respectively	**3,325**	(3,325)	—
Comprehensive income	**$267,824**	$191,135	$164,107

See Notes to Consolidated Financial Statements

THE COLONIAL BANCGROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2006, 2005 and 2004

	Common Stock		Additional Paid In Capital	Treasury Stock	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount						
	(In thousands, except shares and per share amounts)							
Balance, December 31, 2003	126,974,668	$317,437	$237,134	$ —	$ 632,473	$(1,134)	$ (458)	$1,185,452
Shares issued under:								
Directors plan	70,770	176	686					862
Stock option plans	715,180	1,788	4,653					6,441
Restricted stock plan, net	2,490	6	(77)			(25)		(96)
Employee Stock Purchase Plan	30,234	76	497					573
Issuance of shares for business combination	6,030,434	15,076	92,469					107,545
Amortization of unearned compensation						710		710
Excess tax benefit from stock-based compensation			8,332					8,332
Net income					172,877			172,877
Cash dividends ($0.58 per share)					(75,635)			(75,635)
Change in unrealized loss on securities available for sale, net of taxes							(8,770)	(8,770)
Balance, December 31, 2004	133,823,776	334,559	343,694	—	729,715	(449)	(9,228)	1,398,291
Shares issued under:								
Directors plan	49,356	123	736					859
Stock option plans	646,236	1,616	5,612					7,228
Restricted stock plan, net	328,935	823	6,544			(7,367)		—
Employee Stock Purchase Plan	31,978	80	634					714
Excess tax benefit from stock-based compensation			611					611
Issuance of shares under forward sales agreement	8,400,000	21,000	158,575					179,575
Issuance of shares for business combinations	12,322,466	30,806	243,298					274,104
Purchase of common stock	(1,359,927)			(31,510)				(31,510)
Amortization of unearned compensation						1,386		1,386
Net income					228,502			228,502
Cash dividends ($0.61 per share)					(89,702)			(89,702)
Change in unrealized loss on securities available for sale, net of taxes							(25,303)	(25,303)
Change in unrealized loss on cash flow hedging instruments, net of taxes							(8,739)	(8,739)
Additional minimum pension liability adjustment, net of taxes							(3,325)	(3,325)
Balance, December 31, 2005	154,242,820	389,007	759,704	(31,510)	868,515	(6,430)	(46,595)	1,932,691
Adoption of SFAS 123(R)			**(6,430)**			**6,430**		—
Shares issued under:								
Directors plan	**37,665**	**94**	**699**					**793**
Stock option plans	**490,092**	**1,225**	**4,471**					**5,696**
Restricted stock plan, net	**98,342**	**246**	**(246)**					**—**
Employee Stock Purchase Plan	**29,862**	**75**	**672**					**747**
Excess tax benefit from stock-based compensation			**1,109**					**1,109**
Stock based compensation expense			**3,866**					**3,866**
Purchase of common stock	**(2,046,400)**			**(50,996)**				**(50,996)**
Net income					**265,813**			**265,813**
Cash dividends ($0.68 per share)					**(104,818)**			**(104,818)**
Change in unrealized loss on securities available for sale, net of taxes							**(545)**	**(545)**
Change in unrealized loss on cash flow hedging instruments, net of taxes and reclassification adjustments							**(769)**	**(769)**
Additional minimum pension liability adjustment, net of taxes							**3,325**	**3,325**
Unrealized net actuarial pension gains, net of taxes							**423**	**423**
Balance, December 31, 2006	**152,852,381**	**$390,647**	**$763,845**	**$(82,506)**	**$1,029,510**	**$ —**	**$(44,161)**	**$2,057,335**

See Notes to Consolidated Financial Statements

THE COLONIAL BANCGROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31,		
	2006	2005	2004
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 265,813	$ 228,502	$ 172,877
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation, amortization and accretion	16,991	9,581	6,733
Change in fair value of swap derivatives	—	12,053	393
Provision for loan losses	22,142	26,838	26,994
Deferred taxes	2,194	(10,729)	(2,904)
(Gains) losses on securities and derivatives, net	(4,772)	24,654	(7,544)
Gains on sales of other assets	(1,518)	(4,208)	(1,443)
Gain on sale of branches	—	(37,020)	—
Gain on sale of Goldleaf	(2,829)	—	—
Net increase in loans held for sale	(366,853)	(419,396)	(300,172)
(Increase) decrease in interest and other receivables	(23,443)	(30,895)	21,150
(Increase) decrease in prepaids	(7,424)	17,850	(11,049)
Increase in other assets	(20,277)	(4,353)	(464)
(Decrease) increase in accrued expenses & accounts payable	(7,690)	(15,234)	47,576
Increase (decrease) in accrued income taxes	6,834	(1,477)	236
Increase (decrease) in interest payable	20,261	14,533	(229)
Excess tax benefit from stock based compensation	(1,098)	—	—
Other, net	(12,332)	859	2,550
Total adjustments	(379,814)	(416,944)	(218,173)
Net cash from operating activities	(114,001)	(188,442)	(45,296)
Cash flows from investing activities:			
Proceeds from maturities and calls of securities available for sale	217,452	410,818	413,929
Proceeds from sales of securities available for sale	998,232	1,685,544	1,303,670
Purchases of securities available for sale	(1,458,439)	(999,908)	(2,201,606)
Proceeds from maturities of held to maturity securities	1,087	3,225	4,272
Increase in securities purchased under agreements to resell	(16,035)	(368,411)	(221,491)
Net increase in loans excluding proceeds from sales of interests in mortgage warehouse loans	(573,922)	(1,191,743)	(781,358)
Proceeds from sales of interests in mortgage warehouse loans	—	668,829	—
Net cash (paid) received in bank acquisitions	—	(114,872)	31,312
Net cash paid in branch divestiture	—	(390,016)	—
Net cash received from Goldleaf divestiture (gross proceeds of $11.8 million)	10,558	—	—
Purchase of bank-owned life insurance	(100,000)	—	(100,000)
Proceeds from bank-owned life insurance	5,410	—	—
Capital expenditures	(109,225)	(47,151)	(44,744)
Proceeds from sales of other real estate owned	12,286	13,657	23,118
Proceeds from sales of premises and equipment	4,069	3,315	2,447
Proceeds from sales of other assets	6,954	5,392	3,060
Net investment in affiliates	(8,041)	(21,622)	(2,321)
Net cash from investing activities	(1,009,614)	(342,943)	(1,569,712)
Cash flows from financing activities:			
Net increase in demand, savings and time deposits	605,769	2,664,947	1,396,649
Net increase (decrease) in federal funds purchased, repurchase agreements and other short-term borrowings	422,876	(1,865,440)	568,976
Proceeds from issuance of long-term debt	450,000	914,017	502,034
Repayment of long-term debt	(262,666)	(1,132,730)	(746,909)
Purchase of common stock	(50,996)	(31,510)	—
Proceeds from issuance of common stock	6,443	7,942	6,906
Proceeds from issuance of shares under forward sales agreement	—	179,575	—
Proceeds from sale of treasury stock	—	—	147
Excess tax benefit from stock based compensation	1,098	—	—
Dividends paid	(104,818)	(89,702)	(75,635)
Net cash from financing activities	1,067,706	647,099	1,652,168
Net (decrease) increase in cash and cash equivalents	(55,909)	115,714	37,160
Cash and cash equivalents at beginning of year	498,591	382,877	345,717
Cash and cash equivalents at December 31	$ 442,682	$ 498,591	$ 382,877
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 664,309	$ 435,388	$ 280,503
Income taxes	136,425	107,530	87,969
Non-cash investing and financing activities:			
Transfer of loans to other real estate	$ 8,444	$ 11,303	$ 14,312
Transfer of loans to loans held for sale	9,255	11,234	3,925
Assets (non-cash) acquired in business combinations	—	2,355,554	723,697
Liabilities assumed in business combinations	—	1,966,578	647,464
Assets acquired under capital leases	3,149	3,268	—
Assets (non-cash) sold in branch divestiture	—	89,923	—
Liabilities sold in branch divestiture	—	516,959	—
Assets (non-cash) sold in Goldleaf divestiture	12,236	—	—
Liabilities sold in Goldleaf divestiture	4,507	—	—
Common stock received for exercise of stock options	—	—	147

See Notes to Consolidated Financial Statements

THE COLONIAL BANCGROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting and Reporting Policies

The Colonial BancGroup, Inc. (BancGroup, Colonial, or the Company) and its subsidiaries operate predominantly in the domestic commercial banking industry. The accounting and reporting policies of BancGroup and its subsidiaries conform to the accounting principles generally accepted in the United States of America and to general practice within the banking industry. The following summarizes the most significant of these policies.

Principles of Consolidation

The consolidated financial statements include the accounts of BancGroup, those subsidiaries that are majority owned by BancGroup and over which BancGroup exercises control, and certain variable interest entities (VIEs) as described below. All significant intercompany balances and transactions have been eliminated.

BancGroup considers a voting rights entity to be a subsidiary and consolidates it if BancGroup has a controlling financial interest in the entity. Variable interest entities are consolidated if BancGroup is exposed to the majority of the VIE's expected losses and/or residual returns (i.e., BancGroup is considered to be the primary beneficiary). Unconsolidated investments in voting rights entities or VIEs in which BancGroup has significant influence over operating and financing decisions (usually defined as a voting or economic interest of 20% to 50%) are accounted for using the equity method. Unconsolidated investments in voting rights entities or VIEs in which BancGroup has a voting or economic interest of less than 20% are generally carried at cost. See Note 8 for further discussion of VIEs.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

BancGroup considers cash and highly liquid investments with original maturities of three months or less when purchased as cash and cash equivalents. Cash and cash equivalents consist primarily of cash and due from banks, interest bearing deposits in banks and federal funds sold.

Business Combinations

BancGroup accounts for business combinations using the purchase method. Under the purchase method, net assets of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and identifiable intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition. Refer to Note 2 for further information about the Company's business combinations.

Securities

Securities are classified as either held to maturity, available for sale or trading.

Held to maturity securities are securities which management has the ability and intent to hold until maturity. These securities are carried at amortized cost and adjusted for amortization of premiums and accretion of discount.

Company to utilize its balance sheet capacity and capital for higher-yielding assets while continuing to manage its customer relationships.

Any retained interests resulting from sales of financial assets should be recognized at the time of sale. Retained interests include such items as servicing assets or liabilities, subordinated tranches, interest-only strips, and cash reserve accounts. The previous carrying amount of the assets sold should be allocated between the retained interests and the assets sold based on each component's fair value in relation to the total fair value at the date of sale. Any gain or loss recognized from the sale would depend in part on the allocation of value to the assets sold and interests retained.

Based on the structure of these transactions, the Company's only retained interest is the assets retained in the SPE as a first risk of loss position. The Company does retain servicing responsibilities for the assets sold and receives a servicing fee as compensation. However, due to the short-term nature of these assets and the Company's conclusion that the fee represents adequate compensation as a servicer, no servicing asset or liability is recorded. At the time of sale, the previous carrying amount of the assets is allocated between the interests sold and interests retained based on their relative fair values, which approximate cost because of the short-term and floating-rate nature of these assets. The sales price equals the Company's carrying amount for the assets sold, thus no gain or loss is recorded at the time of sale.

The Company provides credit enhancements to these transactions by maintaining assets in the SPE as a first risk of loss position to the interests sold to the commercial paper conduits. This credit risk is reviewed quarterly, and a reserve for loss exposure is maintained in the allowance for loan losses. The Company also provides 49% of the liquidity backstop facility to the commercial paper conduits. The Company, under this facility, may be required to purchase assets from the conduits in certain limited circumstances, including the conduits' inability to place commercial paper. Colonial includes this liquidity risk in its liquidity risk analysis to ensure that it would have sufficient sources of liquidity.

Premises and Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed generally using the straight-line method over the estimated useful lives of the related assets. Capitalized lease assets and leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the assets, whichever is shorter. Estimated useful lives range from five to forty years for bank buildings and leasehold improvements and three to ten years for furniture and equipment. Amortization of assets recorded under capital leases is included in depreciation expense.

Expenditures for maintenance and repairs are charged against earnings as incurred. Costs of major additions and improvements are capitalized.

Other Real Estate Owned

Other real estate owned includes real estate acquired through foreclosure or deed taken in lieu of foreclosure. These amounts are recorded at the lower of outstanding balance or market value less estimated costs to sell the property. Any write-down from the cost to market value required at the time of foreclosure is charged to the allowance for loan losses. Subsequent write-downs and gains or losses recognized on the sale of these properties are included in noninterest income.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Goodwill and other intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with finite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and are reviewed for impairment if events or circumstances indicate that there may be impairment. All of BancGroup's other intangible assets have finite lives ranging from six to eight years. Refer to Note 11 for further information about the Company's goodwill and other intangible assets.

Long Lived Assets

BancGroup reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset, an impairment loss is recognized. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Income Taxes

BancGroup uses the asset and liability method of accounting for income taxes. Under that method, deferred tax assets and liabilities are recorded at currently enacted tax rates applicable to the period in which assets or liabilities are expected to be realized or settled. Deferred tax assets and liabilities are adjusted to reflect changes in statutory tax rates resulting in income adjustments in the period such changes are enacted.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) 123(R), *Share-Based Payment*. Under SFAS 123(R), all stock-based payments are measured at fair value at the date of grant and expensed over their vesting or service period. The expense is recognized using the straight-line method. Prior to January 1, 2006, the Company accounted for stock based-compensation under the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion 25, *Accounting for Stock Issued to Employees*. Under APB 25, compensation cost was only recognized for the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. As such, under APB 25 the Company generally recognized no compensation expense for stock options since the exercise price equaled the market price of BancGroup common stock on the grant dates. The Company did, however, recognize compensation cost for restricted stock awards since such awards have no exercise price.

The Company adopted SFAS 123(R) using the modified prospective transition method under which compensation cost is recognized beginning on January 1, 2006 (a) based on the requirements of SFAS 123(R) for all awards granted on or after January 1, 2006 and (b) based on the requirements of SFAS 123 for all awards granted prior to, and that remain unvested as of, January 1, 2006. The modified prospective transition method does not require the restatement of prior periods to reflect the fair value method of expensing stock-based compensation. SFAS 123(R) does require a cumulative effect adjustment of previously recognized compensation expense in order to estimate forfeitures for awards outstanding on the adoption date. The cumulative effect adjustment was immaterial.

The adoption of SFAS 123(R) had the following effects on the Company's financial results for the year ended December 31, 2006 (in thousands, except per share amounts):

	Year ended December 31, 2006
Income before taxes	$(2,039)
Net income	(1,889)
Basic earnings per share	(0.01)
Diluted earnings per share	(0.01)
Cash flows from operating activities	(1,098)
Cash flows from financing activities	1,098

Total compensation cost for stock-based compensation awards (both stock options and restricted stock awards) recognized under the fair value method during 2006 was $3.9 million. The related income tax benefit was $826,000. Pro forma financial information as if compensation cost had been recognized under the fair value method for the years ended December 31, 2005 and 2004 is as follows:

	Year ended December 31, 2005	Year ended December 31, 2004
	(In thousands, except per share data)	
Net income:		
As reported	**$228,502**	$172,877
Add: Stock-based employee compensation expense determined under intrinsic value method included in reported net income, net of tax	**923**	469
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	**(2,283)**	(1,843)
Pro forma net income	**$227,142**	$171,503
Basic earnings per share:		
As reported	**$ 1.53**	$ 1.32
Pro forma	**$ 1.52**	$ 1.31
Diluted earnings per share:		
As reported	**$ 1.52**	$ 1.31
Pro forma	**$ 1.51**	$ 1.30

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used in the model include the exercise price of the award, the expected option term, the expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's expected term and the Company's expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of the Company's stock options granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by the stock option recipients. As a result of implementing SFAS 123(R), the Company refined its process for estimating expected option term and expected stock price volatility.

The fair value of each option grant was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Expected option term	5.33 years	5 years	5 years
Weighted average expected volatility	22.8%	25.0%	26.8%
Weighted average risk-free interest rate	4.82%	4.13%	3.62%
Weighted average expected annual dividend yield	2.70%	2.68%	2.95%

For options granted during 2006, the expected option term was determined based upon the Company's historical experience with employees' exercise and post-vesting termination behavior. The expected volatility was determined based upon historical daily prices of the Company's common stock over the most recent period equal to the expected option term, as well as implied price volatility based on the Company's exchange traded options. The indicated historical and implied volatilities were weighted 75% and 25%, respectively. Less emphasis was placed on implied volatility compared to historical volatility because the volume of exchange traded options is relatively low. The risk-free rate was determined based on the interpolated rate as of the grant date of a zero coupon treasury security with a maturity equal to the expected option term. The expected annual dividend yield was determined based on forecasted dividends for 2006 and the Company's stock price as of December 31, 2005.

For options granted during 2005 and 2004, the expected option term was determined based on consideration of the option attributes (five year graded vesting; ten year total option life) as well as the guidance of SFAS 123 which stated that when presented with a range of reasonable estimates for expected option life, if no amount within the range is a better estimate than any other amount, it is appropriate to use an estimate at the low end of the range. The expected volatility was determined based on analysis of historical monthly prices of the Company's common stock over the most recent period equal to the expected option term. The risk-free rate was determined based on the rate of a constant maturity treasury security with a maturity equal to the expected option term. The expected annual dividend yield was determined based on forecasted dividends and the Company's stock price as of the grant date.

See Note 18 for additional information on the Company's stock plans.

Derivative Instruments and Hedging Activities

The Company utilizes derivatives to manage interest rate risk and facilitate other asset/liability management strategies. Derivative instruments are used to hedge specific assets, liabilities or cash flows as a part of this overall process. The Company also recognizes certain contracts and commitments as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative. All derivative instruments are carried at fair value.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Changes in the fair value of these derivative instruments are recorded in noninterest income and are offset by the changes in the fair value of the hedged asset or liability. The change in fair value of the hedged asset or liability is included in the basis of the hedged item, while the corresponding change in the fair value of the derivative instrument is recorded as an adjustment to other assets or other liabilities.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. These derivatives are recorded as either a freestanding asset or liability. The effective portion of the change in the fair value of the derivative instrument is recorded as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in other noninterest income during the period of change.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction. The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated because it is unlikely that a forecasted transaction will occur; or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued, the derivative continues to be carried at fair value, with changes in fair value recognized currently in other noninterest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted as an adjustment of yield over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transaction are still expected to occur, unrealized gains and losses that were accumulated in other comprehensive income are recognized in earnings in the same period when the earnings are affected by the hedged cash flow. When a cash flow hedge is discontinued because a forecasted transaction is not expected to occur, unrealized gains and losses in other comprehensive income are recognized in earnings immediately.

For derivatives not designated as hedging instruments, all changes in fair value are recognized in noninterest income during the period of change. The net cash settlement on these derivatives is also included in noninterest income.

The Company is exposed to credit and market risk by using derivative instruments. If the counterparty fails to perform, credit risk is equal to the extent of the fair value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company, and, therefore, creates a repayment risk for the Company unless it is collateralized. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it has no repayment risk. The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high quality counterparties that are approved by the Asset and Liability Committee (ALCO) and requiring collateral when market value exceeds agreed upon levels.

Market risk is the adverse effect that a change in interest rates, or implied volatility rates, has on the value of a financial instrument. The Company manages the market risk by using derivatives chiefly for hedging purposes and then monitoring the effectiveness of the hedges.

The Company's derivatives activities are monitored by ALCO as part of that committee's oversight of BancGroup's asset/liability and treasury functions. ALCO is responsible for reviewing the hedging strategies that are developed by Treasury, through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into BancGroup's overall interest rate risk management and strategies.

Advertising Costs

Advertising costs are expensed as incurred.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are generally treated as collateralized financing transactions and are recorded at the amount at which the securities were acquired or sold. The fair value of collateral either received from or provided to a third party is continually monitored and additional collateral is obtained or is requested to be returned to Colonial as deemed appropriate.

Noninterest Income

Noninterest income is accrued and recognized in earnings as services are provided and the amount of income earned is reasonably determinable.

Reclassifications

Certain reclassifications have been made to prior period financial statements to conform to the current year presentation.

Recent Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) 48, *Accounting for Uncertainty in Income Taxes*, which establishes a two-step process for recognizing and measuring tax benefits. It applies to all tax positions within the scope of SFAS 109, *Accounting for Income Taxes*. Under FIN 48, tax benefits can only be recognized in the financial statements if it is more likely than not that they would be sustained after full review by the relevant taxing authority. If a tax position meets the recognition threshold, the benefit to be recorded is equal to the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. Any difference between the full amount of the tax benefit and the amount recorded in the financial statements will be recognized as higher tax expense. Required disclosures will include a tabular rollforward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The changes required by FIN 48 are not expected to have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*. Prior to SFAS 157, there were different definitions of fair value and limited guidance for applying those definitions. Moreover, that guidance was dispersed among the many accounting pronouncements that require or permit fair value measurements. SFAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Statement does not expand the use of fair value in any new circumstances.

SFAS 157 is effective for fiscal years beginning after November 15, 2007. The provisions of the Statement will be applied prospectively as of the effective date, except in limited circumstances in which the provisions will be applied retrospectively to certain securities and financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently assessing the potential impact SFAS 157 will have on the financial statements.

In September 2006, the FASB issued SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. SFAS 158 requires companies to fully recognize the overfunded or underfunded status of defined benefit pension plans as assets or liabilities, respectively. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation. In addition, SFAS 158 requires companies to measure plan assets and benefit obligations as of year-end. Currently, companies are permitted to choose a measurement date up to three months prior to year-end. The provision to require recognition of the funded status of the plan is effective for fiscal years ending after December 15, 2006. The provision to require measurement of assets and obligations at year-end will be effective for fiscal years ending after December 15, 2008. The measurement date utilized by BancGroup for its pension plan is the Company's year end. On December 31, 2005, BancGroup closed its pension plan to new employees and set the compensation amount and years of service for the future benefits calculation for participants. As a result of adopting SFAS 158 on December 31, 2006, BancGroup recognized an increase of $641,000 to the balance of its pension asset.

In September 2006, the Emerging Issues Task Force (EITF) reached a final consensus on Issue 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. EITF 06-4 stipulates that an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period is a postretirement benefit arrangement for which a liability must be recorded. The consensus is effective for fiscal years beginning after December 15, 2007. Entities will have the option of applying the provisions of EITF 06-4 as a cumulative effect adjustment to the opening balance of retained earnings or retrospectively to all prior periods. The Company is currently assessing the potential impact EITF 06-4 will have on the financial statements.

In September 2006, the EITF reached a final consensus on Issue 06-5, *Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance*. EITF 06-5 stipulates that the cash surrender value and any additional amounts provided by the contractual terms of the insurance policy that are realizable at the balance sheet date should be considered in determining the amount that could be realized under FTB 85-4, and any amounts that are not immediately payable to the policyholder in cash should be discounted to their present value. Also, in determining the amount that could be realized, companies should assume that policies will be surrendered on an individual-by-individual basis, rather than surrendering the entire group policy. The consensus is effective for fiscal years beginning after December 15, 2006. Entities will have the option of applying the provisions of EITF 06-5 as a cumulative effect adjustment to the opening balance of retained earnings or retrospectively to all prior periods. Colonial will apply the provisions as a cumulative effect adjustment. As a result of adopting EITF 06-5 on January 1, 2007, BancGroup will recognize a decrease of $540,000 to the balance of bank-owned life insurance.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permits companies to elect to measure certain eligible items at fair value. Subsequent unrealized gains and losses on those items will be reported in earnings. Upfront costs and fees related to those items will be reported in earnings as incurred and not deferred.

SFAS 159 is effective for fiscal years beginning after November 15, 2007. If a company elects to apply the provisions of the Statement to eligible items existing at that date, the effect of the remeasurement to fair value will be reported as a cumulative effect adjustment to the opening balance of retained earnings. Retrospective application will not be permitted. The Company is currently assessing whether it will elect to use the fair value option for any of its eligible items.

2. Business Combinations

Union Bank Acquisition

BancGroup completed the acquisition of UB Financial Corporation's wholly-owned subsidiary, Union Bank of Florida (Union), a Florida state chartered bank, on February 10, 2005. Union's results of operations were included in BancGroup's consolidated financial results beginning February 11, 2005. The acquisition enhanced BancGroup's geographic position and expanded BancGroup's banking operations within existing locations in Florida, primarily the Miami-Dade, Broward and Palm Beach markets. Total consideration for the transaction was $233.4 million, consisting of 2,903,402 shares of BancGroup common stock valued at $58.7 million and $174.7 million in cash.

FFLC Bancorp, Inc. Acquisition

BancGroup completed the acquisition of FFLC Bancorp, Inc. (FFLC) and its subsidiary, First Federal Savings Bank of Lake County, on May 18, 2005. FFLC's results of operations were included in BancGroup's consolidated financial results beginning May 19, 2005. FFLC operated 16 full-service branches in Lake, Sumter,

Citrus and Marion counties in Central Florida. This acquisition was part of the Company's ongoing effort to expand its presence in high growth markets. Total consideration for the transaction was $247.3 million, consisting of 9,419,064 shares of BancGroup common stock valued at $212.7 million, $31.9 million in cash, and stock options valued at $2.7 million.

3. Securities

The carrying and market values of held to maturity securities are summarized as follows:

Held to Maturity Securities

	December 31, 2006				December 31, 2005			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
	(In thousands)							
U.S. Treasury securities and obligations of U.S. Government Sponsored Entities	$ 500	$ 97	$—	$ 597	$ 500	$115	$—	$ 615
Mortgage-backed securities of Government Sponsored Entities	736	19	—	755	957	30	(1)	986
Collateralized mortgage obligations of Government Sponsored Entities	11	—	—	11	13	—	—	13
Obligations of state and political subdivisions	627	17	—	644	1,480	32	—	1,512
Total	$1,874	$133	$—	$2,007	$2,950	$177	$(1)	$3,126

The carrying and market values of securities available for sale are summarized as follows:

Securities Available For Sale

	December 31, 2006				December 31, 2005			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
	(In thousands)							
U.S. Treasury securities and obligations of U.S. Government Sponsored Entities	$ 175,000	$ —	$ (8,519)	$ 166,481	$ 193,109	$ —	$ (8,552)	$ 184,557
Mortgage-backed securities of Government Sponsored Entities	361,881	946	(10,752)	352,075	369,586	980	(10,875)	359,691
Collateralized mortgage obligations of Government Sponsored Entities	672,040	348	(11,608)	660,780	709,319	41	(10,597)	698,763
Private collateralized mortgage obligations	1,696,652	1,125	(26,804)	1,670,973	1,438,060	—	(26,056)	1,412,004
Obligations of state and political subdivisions	78,465	343	(205)	78,603	41,310	780	(34)	42,056
Other	153,540	1,165	(3)	154,702	143,145	1,192	(4)	144,333
Total	$3,137,578	$3,927	$(57,891)	3,083,614	$2,894,529	$2,993	$(56,118)	$2,841,404

The market values are based upon quotes from third-party pricing services.

Included in the other category of securities available for sale are $153.3 million and $142.7 million in Federal Home Loan Bank of Atlanta and Federal Reserve stock at December 31, 2006 and 2005, respectively.

Securities with a carrying value of approximately $2.6 billion and $2.7 billion at December 31, 2006 and 2005, respectively, were pledged for various purposes as required or permitted by law.

Gross gains of approximately $11.5 million, $482,000 and $9.6 million and gross losses of approximately $9.2 million, $25.1 million and $2.0 million were realized on sales of securities or the designation of the Company's intent to sell securities for 2006, 2005 and 2004, respectively.

The amortized cost and market value of debt securities at December 31, 2006, by contractual maturity, are as follows. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity Securities		Securities Available For Sale	
	Amortized Cost	Market Value	Amortized Cost	Market Value
	(In thousands)			
Due in one year or less	$ 140	$ 141	$ 7,089	$ 7,119
Due after one year through five years	232	236	13,545	13,672
Due after five years through ten years	755	864	129,230	122,944
Due after ten years	—	—	103,601	101,349
Total	1,127	1,241	253,465	245,084
Mortgage-backed securities of Government Sponsored Entities	736	755	361,881	352,075
Collateralized mortgage obligations of Government Sponsored Entities	11	11	672,040	660,780
Private collateralized mortgage obligations	—	—	1,696,652	1,670,973
Equity securities	—	—	153,540	154,702
Total	$1,874	$2,007	$3,137,578	$3,083,614

The following table reflects BancGroup's investments' gross unrealized losses and market value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006.

	Less than 12 months		12 months or more		Total	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
	(In thousands)					
U.S. Treasury securities and obligations of U.S. Government Sponsored Entities	$ —	$ —	$ 166,481	$ (8,519)	$ 166,481	$ (8,519)
Mortgage-backed securities of Government Sponsored Entities	13,805	(32)	215,553	(10,720)	229,358	(10,752)
Collateralized mortgage obligations of Government Sponsored Entities	67,102	(337)	484,294	(11,271)	551,396	(11,608)
Private collateralized mortgage obligations	404,876	(3,084)	962,517	(23,720)	1,367,393	(26,804)
Obligations of state and political subdivisions	14,330	(187)	3,634	(18)	17,964	(205)
Subtotal, debt securities	500,113	(3,640)	1,832,479	(54,248)	2,332,592	(57,888)
Equity securities	—	—	6	(3)	6	(3)
Total temporarily impaired securities	$500,113	$(3,640)	$1,832,485	$(54,251)	$2,332,598	$(57,891)

The securities above consist of debentures of Government Sponsored Entities, collateralized mortgage obligations (CMO's) and mortgage-backed securities of Government Sponsored Entities, AAA-rated private CMO's, and obligations of state and political subdivisions. As of December 31, 2006, there were 201 securities carried at an unrealized loss relating to the level of interest rates prevailing in the market. Because of the creditworthiness of the issuers and because the future direction of interest rates is unknown, the impairments are deemed to be temporary. The severity and duration of such impairments are determined by the level of interest rates set by the market. Additionally, BancGroup has the ability to retain these securities until recovery of the unrealized loss or maturity when full repayment would be received. There are also no known current funding needs which would require their liquidation.

The following table reflects BancGroup's investments' gross unrealized losses and market value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005.

Description of Securities	Less than 12 months		12 months or more		Total	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
			(In thousands)			
U.S. Treasury securities and obligations of U.S. Government Sponsored Entities	$ —	$ —	$ 184,557	$ (8,552)	$ 184,557	$ (8,552)
Mortgage-backed securities of Government Sponsored Entities	136,313	(1,223)	177,620	(9,653)	313,933	(10,876)
Collateralized mortgage obligations of Government Sponsored Entities	469,150	(3,395)	203,281	(7,202)	672,431	(10,597)
Private collateralized mortgage obligations	335,845	(5,671)	612,561	(20,385)	948,406	(26,056)
Obligations of state and political subdivisions	5,391	(34)	—	—	5,391	(34)
Subtotal, debt securities	946,699	(10,323)	1,178,019	(45,792)	2,124,718	(56,115)
Equity securities	—	—	4	(4)	4	(4)
Total temporarily impaired securities	$946,699	$(10,323)	$1,178,023	$(45,796)	$2,124,722	$(56,119)

The securities above consist of debentures of Government Sponsored Entities, collateralized mortgage obligations (CMO's) and mortgage-backed securities of Government Sponsored Entities, AAA-rated private CMO's, and obligations of state and political subdivisions. As of December 31, 2005, there were 189 securities carried at an unrealized loss relating to the level of interest rates prevailing in the market. Because of the creditworthiness of the issuers and because the future direction of interest rates is unknown, the impairments are deemed to be temporary. The severity and duration of such impairments are determined by the level of interest rates set by the market.

4. Loans

A summary of the major categories of loans outstanding is shown in the table below.

	December 31,	
	2006	2005
	(In thousands)	
Commercial, financial, agricultural	**$ 1,158,755**	$ 1,107,494
Commercial real estate	**4,291,979**	4,424,465
Real estate construction	**6,340,324**	5,483,424
Residential real estate	**2,987,212**	3,048,007
Consumer and other	**438,375**	372,470
Total loans, excluding mortgage warehouse loans	**15,216,645**	14,435,860
Mortgage warehouse loans	**281,693**	483,701
Total loans	**15,498,338**	14,919,561
Less: unearned income	**(19,449)**	(19,697)
Total loans, net of unearned income	**$15,478,889**	$14,899,864

BancGroup's lending is concentrated in Alabama, Florida, Georgia, Nevada and Texas and repayment of these loans is in part dependent upon the economic conditions in the respective regions of these states. Management does not believe the loan portfolio contains concentrations of credits, either geographically or by borrower, which would increase BancGroup's risk exposure. Management continually evaluates the potential risk in all segments of the portfolio in determining the adequacy of the allowance for loan losses. Other than a large portion of loans being in the commercial, residential and construction real estate categories, management is not aware of any significant concentrations.

Loans classified as commercial real estate loans are loans which are collateralized by real estate held for investment and business purposes. These loans are substantially dependent upon cash flows from income producing improvements attached to the real estate or, in the case of owner-occupied commercial real estate, the cash flows produced by the enterprises occupying the real estate. For BancGroup, commercial real estate property types primarily consist of retail properties, office buildings, apartments, warehouses, churches, schools, lodging, recreational and health service facilities. The real estate held as collateral on these loans is not raw land or property under construction or development as those property types fall into the real estate construction portfolio.

Commercial Real Estate loans are underwritten based on projected cash flows and loan-to-appraised-value ratios of 85% or less. The risks associated with commercial real estate loans primarily relate to real estate values in local market areas, the equity investments of borrowers, and the borrowers' experience and expertise. BancGroup has diversified its portfolio of commercial real estate loans, resulting in less than 25.5% of its total commercial real estate loan portfolio and less than 7.1% of its total loan portfolio concentrated in any of the above-mentioned income producing activities.

Real Estate Construction loans include loans to finance single family and multi-family residential as well as nonresidential real estate. The principal risks associated with these loans are related to the borrowers' ability to complete the project, local market demand, the sales market, presales or preleasing, and permanent loan commitments. BancGroup evaluates presale requirements, preleasing rates, permanent loan take-out commitments, as well as other factors in underwriting construction loans.

Residential Real Estate loans consist of loans made to finance one-to-four family residences and home equity loans on residences. BancGroup's policy is to loan up to 90% of appraised value on these loans without other collateral or security. These loans are largely made up of adjustable rate loans. The principal risks associated with one-to-four family residential loans are the borrowers' income and real estate values.

Colonial's mortgage warehouse lending department provides lines of credit collateralized by residential mortgage loans and other services to mortgage companies. Warehouse loans outstanding at December 31, 2006 and 2005 were $282 million and $484 million, respectively.

BancGroup evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by BancGroup upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, residential houses, land, owner-occupied commercial real estate and income-producing commercial properties. No additional credit risk exposure, relating to outstanding loan balances, is believed to exist beyond the amounts shown in the consolidated statement of condition at December 31, 2006.

In the normal course of business, loans are made to officers, directors, principal shareholders and to companies in which they own a significant interest. Loan activity to such parties with an aggregate loan balance of more than $60,000 during the year ended December 31, 2006 is summarized as follows:

Balance January 1, 2006	Additions	Reductions	Balance December 31, 2006
	(In thousands)		
$32,000	$76,996	$32,237	$76,759

At December 31, 2006 and 2005, the recorded investment in impaired loans was approximately $9.9 million and $22.1 million, respectively. The impaired loans were measured for impairment based primarily on the value of underlying collateral. The related allowance allocated to impaired loans for 2006 and 2005 was approximately $2.3 million and $3.5 million, respectively. At December 31, 2006, impaired loans with an associated allowance totaled approximately $4.8 million, while approximately $5.1 million of impaired loans had no related allowance. At December 31, 2005, impaired loans with an associated allowance totaled approximately $13.6 million, while approximately $8.5 million of impaired loans had no related allowance. The average recorded investment in impaired loans was approximately $18.1 million, $22.8 million and $43.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. The amount of interest recognized on impaired loans during the portion of the year that they were impaired was not significant for 2006, 2005 or 2004.

BancGroup uses several factors in determining if a loan is impaired. Generally, nonaccrual loans as well as loans classified as substandard with balances in excess of a specified amount are reviewed for impairment. The internal asset classification procedures include a thorough review of significant loans and lending relationships, and include the accumulation of related data. This data includes loan payment status, borrower's financial data, collateral value and borrower's operating factors such as cash flows and operating income or loss.

At December 31, 2006 and 2005, the recorded investment in nonaccrual loans was approximately $14.0 million and $25.7 million, respectively. At December 31, 2006 and 2005, the recorded investment in loans past due 90 days or more and still accruing was approximately $8.1 million and $10.3 million, respectively.

During 2006, BancGroup transferred nonaccrual loans with a net book value of $9.3 million to loans held for sale. Prior to the transfer to held for sale, BancGroup charged down the loans to fair value. The loans were subsequently sold in January 2007.

Loans with a carrying value of approximately $7.3 billion and $8.8 billion at December 31, 2006 and 2005, respectively, were pledged as collateral for credit facilities.

The following table represents information concerning residential real estate loans, including securitizations, as of December 31, 2006 and 2005:

	December 31,				Year ended December 31,	
	2006		2005		2006	2005
	Total Principal Amount	Total 90 Days or More Past due	Total Principal Amount	Total 90 Days or More Past due	Net Credit Losses	Net Credit Losses
	(In thousands)					
Total residential real estate loans managed	**$3,013,629**	**$8,979**	$3,085,243	$7,819	**$1,274**	$2,572
Less:						
Loans securitized	**26,417**	**217**	37,236	77	**—**	—
Total residential real estate loans held for investment	**$2,987,212**	**$8,762**	$3,048,007	$7,742	**$1,274**	$2,572
Fair value of retained mortgage-backed securities	**$ 4,324**		$ 6,312			

5. Allowance for Loan Losses

An analysis of the allowance for loan losses is as follows:

	2006	2005	2004
	(In thousands)		
Balance, January 1	**$171,051**	$148,802	$138,549
Addition due to acquisitions	**—**	14,622	6,857
Provision charged to income	**22,142**	26,838	26,994
Loans charged off	**(30,779)**	(27,206)	(29,811)
Recoveries	**12,436**	7,995	6,213
Balance, December 31	**$174,850**	$171,051	$148,802

6. Sales and Servicing of Financial Assets

During the first quarter of 2005, the Company structured a facility in which it sold certain mortgage warehouse loans and mortgage loans held for sale to a wholly-owned special purpose entity (SPE) which then sold interests in those assets to third-party commercial paper conduits (conduits). A total of $1.5 billion was sold to the conduits in 2005.

During 2006, the Company sold an additional $500 million to the conduits, bringing the total outstanding balance to $2.0 billion at December 31, 2006. Based on the structure of these transactions, the Company's only retained interest is the assets retained in the SPE as a first risk of loss position. No gain or loss was recorded at the time of sale. The Company receives servicing income based on a percentage of the outstanding balance of assets sold. During 2006, the Company recognized approximately $22.1 million of noninterest income related to these transactions, of which $17.0 million was servicing income, and received $22.1 million in cash. During 2005, the Company recognized approximately $13.9 million of noninterest income related to these transactions, of which $8.7 million was servicing income, and received $11.9 million in cash.

The following table presents a summary of the components of managed financial assets, representing both owned and sold assets, along with quantitative information about delinquencies and net credit losses:

	As of December 31, 2006		Year ended December 31, 2006	
	Principal Balance	Loans past due 30 days or more	Average Balance	Net Credit Losses
	(In thousands)			
Mortgage warehouse loans				
Assets managed	$ 606,610	$ —	$ 777,972	$ —
less: interests sold	324,917	—	429,948	—
Assets held in portfolio	$ 281,693	$ —	$ 348,024	$ —
Loans held for sale				
Assets managed	$3,149,083	$ —	$2,624,989	$ —
less: interests sold	1,675,083	—	1,250,874	—
Assets held in portfolio	$1,474,000	$ —	$1,374,115	$ —

7. Commitments and Contingent Liabilities

Commitments to Extend Credit

To meet the financial needs of its customers, BancGroup is party to financial instruments with off-balance sheet risk in the normal course of business. The credit risk associated with these instruments is essentially the same as that involved in extending loans to customers and is subject to BancGroup's credit policies. Credit risk associated with these instruments is represented by the contractual amounts indicated in the table below.

	December 31,	
	2006	2005
	(In thousands)	
Financial instruments whose contract amounts represent credit risk:		
Loan commitments	**$5,574,925**	$6,459,365
Standby letters of credit	**319,305**	268,527
Commercial letters of credit	**4,379**	1,431
Credit card guarantees	**6,222**	5,962

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The total contractual amount of commitments represents the maximum credit risk and the maximum potential amount of future payments that could be required to be made. However, because many commitments expire without being drawn upon, total commitments do not necessarily represent future cash requirements.

Standby letters of credit are contingent commitments issued by Colonial Bank generally to guarantee the performance of a customer to a third party. A financial standby letter of credit is a commitment by Colonial Bank to guarantee a customer's repayment of an outstanding loan or debt instrument. In a performance standby letter of credit, Colonial Bank guarantees a customer's performance under a contractual nonfinancial obligation for which it receives a fee. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The Company holds various assets as collateral supporting those commitments for which collateral is deemed necessary. FIN 45 requires the fair value of these commitments to be recorded on the balance sheet. The fair value of the commitment typically approximates the fee received from the customer for issuing such commitments. These fees are deferred and are recognized over the commitment period. The amount recorded for deferred fees as of December 31, 2006 and 2005 was not material to the Company's consolidated balance sheet. At December 31, 2006, Colonial Bank, N.A. had standby letters of credit outstanding with maturities of generally one year or less. At December 31, 2006, the maximum potential amount of future undiscounted payments the Company could be required to make under outstanding standby letters of credit was $319 million.

Commercial letters of credit are issued to facilitate trade transactions. Under the terms of a commercial letter of credit, as a general rule, drafts will be drawn when the underlying transaction is consummated as intended. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments.

Credit card guarantees are issued by Colonial Bank to guarantee customers' repayment of outstanding credit card loans. The guarantees remain in effect for the life of the related credit card accounts. The Company holds interest bearing deposits as collateral supporting those guarantees for which collateral is deemed necessary. Since the conditions requiring the Company to honor these guarantees may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments.

The Company enters into indemnification agreements in the ordinary course of business under which it agrees to indemnify third parties against any damages, losses and expenses incurred in connection with legal and other proceedings arising from relationships or transactions with the Company. These relationships or transactions include those arising from service as a director or officer of the Company or its subsidiaries, underwriting agreements relating to the Company's securities, acquisition agreements, and various other business transactions or arrangements. Because the extent of the Company's obligations under these agreements depends entirely upon the occurrence of future events, the Company's potential future liability under these agreements is not determinable.

During 2005 the Company entered into a build-to-suit lease arrangement for a new corporate headquarters facility. In connection with this transaction, the Company agreed to guarantee the residual value of the leased property. The Company would be required to perform under the guarantee in the event that the lessor is unable to recover its investment in the leased asset by selling the asset at the end of the lease term in 2012. The maximum potential amount that the Company could be required to pay under the guarantee is $39.2 million. The carrying value of the liability recorded for this obligation was $2.0 million at December 31, 2006.

Commitments Under Capital and Operating Lease Obligations

BancGroup and its subsidiaries have entered into certain noncancellable leases for premises and equipment used in connection with its operations. The majority of these noncancellable lease agreements contain renewal options for varying periods at the same or renegotiated rentals, and several contain purchase options at fair value. Future minimum lease payments under all capital leases and noncancellable operating leases with initial or remaining terms (exclusive of renewal options) of one year or more at December 31, 2006 were as follows:

	Capital Leases	Operating Leases
	(In thousands)	
2007	$2,732	$ 35,886
2008	448	32,941
2009	195	27,595
2010	177	25,544
2011	147	23,398
Thereafter	979	111,312
Total minimum lease payments	4,678	$256,676
Less: imputed interest	550	
Present value of minimum lease payments	$4,128	

Rent expense for all leases amounted to $39.3 million in 2006, $37.5 million in 2005 and $32.0 million in 2004.

Contingencies

BancGroup and its subsidiaries are, from time to time, defendants in legal actions arising from normal business activities. Management does not anticipate that the outcome of any litigation pending at December 31, 2006 will have a material adverse effect on BancGroup's consolidated financial statements or the results of operations.

8. Variable Interest Entities

BancGroup holds variable interests in six special purpose trusts which were formed for the issuance of trust preferred securities to outside investors. The Company does not absorb a majority of the expected losses or residual returns of the trusts, therefore the Company is not considered the primary beneficiary and does not consolidate them. The Company's equity investments in the trusts, totaling $9 million, represent BancGroup's maximum exposure to loss as a result of its involvement with the trusts. Total assets of the trusts are $306 million as of December 31, 2006. Refer to Note 14, *Long-Term Debt* for additional information.

BancGroup holds variable interests in ten joint ventures formed for the purpose of developing residential real estate. Three of the entities are required to be consolidated, while the other seven are not. For the consolidated entities, total assets were $9.9 million as of December 31, 2006, and the Company's maximum exposure to loss was $8.5 million. For the unconsolidated entities, total assets were $96.9 million as of December 31, 2006, and the Company's maximum exposure to loss was $64.8 million.

BancGroup holds a variable interest in an entity which provides home automation products. The entity is not required to be consolidated. The entity's total assets were $3.9 million as of December 31, 2006, and the Company's maximum exposure to loss was $3.8 million.

BancGroup holds variable interests in several entities formed to provide affordable housing. The entities had total assets of approximately $370 million as of December 31, 2006, and the Company's maximum exposure to loss is approximately $7.8 million. The Company is not required to consolidate these entities.

As discussed in Note 6, the Company sells certain financial assets to a wholly-owned SPE which then sells interests in those assets to third-party commercial paper conduits. While the Company has a variable interest in specified assets of these conduits, it does not have a variable interest in the conduits as a whole and therefore cannot be considered to be the primary beneficiary. The Company's maximum exposure to credit loss at December 31, 2006 as a result of its involvement with these non-consolidated conduits is $87 million, which is the maximum amount that would be paid by the Company in the event of credit-related defaults.

9. Derivatives

Derivative instruments used by the Company consist of interest rate swaps, commitments to originate and sell mortgage loans and options. Derivatives are recorded at fair value in other assets or other liabilities.

Interest Rate Swaps

Fair Value Hedges

During 2006, the Company used interest rate swaps as fair value hedges of subordinated debt, long-term FHLB advances and brokered CDs. The FHLB advance hedges were terminated during the year, and the brokered CD hedges matured, leaving only the subordinated debt hedges in effect as of December 31, 2006. The interest rate swaps used in the subordinated debt hedges had an aggregate notional amount of $337.3 million and an aggregate net loss of $1.75 million as of December 31, 2006. The Company recognized losses due to hedge ineffectiveness of approximately $204,000 during 2006. There were no hedging gains or losses resulting from hedge ineffectiveness recognized during 2005 or 2004.

Cash Flow Hedges

During the second quarter of 2006, the Company terminated interest rate swaps which were used in cash flow hedges of loans. The hedged forecasted transactions are still considered probable of occurring, therefore the net loss will remain in accumulated other comprehensive loss and be reclassified into earnings in the same periods during which the hedged forecasted transactions affect earnings (ending in June of 2008). The estimated amount of losses to be reclassified into earnings within the next 12 months is $6.3 million. There were no cash flow hedging gains or losses resulting from hedge ineffectiveness recognized during 2006, 2005 or 2004.

Commitments to Originate and Sell Mortgage Loans

In connection with its retail mortgage loan production activities, the Company routinely enters into short-term commitments to fund residential mortgage loans (commonly referred to as interest rate locks). A mortgage loan commitment binds the Company to lend funds to a potential borrower at a specified interest rate and within a specified period of time, generally up to 60 days after inception of the commitment. Many of these loans will be sold to third parties. Such a commitment is treated as a derivative if the loan that will result from exercise of the commitment will be held for sale upon funding. Outstanding derivative loan commitments expose the Company to the risk that the price of the loans arising from exercise of the loan commitment might decline from inception of the loan commitment to funding of the loan due to increases in mortgage rates. To protect against this market risk, the Company utilizes forward sales commitments to economically mitigate the risk of potential decreases in the value of the loans that would result from the exercise of the loan commitments. The Company expects that these forward sales commitments will experience changes in fair value opposite to the change in the fair value of the derivative loan commitments. The fair values of the origination and sales commitments are calculated based on changes in market interest rates after the commitment date. The notional amounts of these mortgage loan origination commitments and the related forward sales commitments were approximately $22.8 million at December 31, 2006. The fair value of the origination commitments was a gain of approximately $114,000 at December 31, 2006, which was offset by a loss of approximately $114,000 on the related sales commitments.

BancGroup has executed individual forward sales commitments related to retail mortgage loans and short-term participations in mortgage loans, which are all classified as loans held for sale. The forward sales commitments on retail mortgage loans function as an economic offset and mitigate the Company's market risk on these loans. The forward sales commitments related to the short-term participations allow BancGroup to sell the mortgage loan participations to investor institutions for an amount equal to BancGroup's original acquisition cost. The Company has designated these commitments as fair value hedges of the short-term participations. The notional values of the forward sales commitments on retail mortgage loans and short-term participations at December 31, 2006 were $41.8 million and $1.4 billion, respectively. The fair value of the sales commitments related to retail mortgage loans held for sale was a gain of approximately $92,000 at December 31, 2006. The fair value of the forward sales commitments on the short-term participations was a gain of $4.5 million at December 31, 2006, which was offset by a loss of $4.5 million on the short-term participations.

Options

BancGroup occasionally enters into over-the-counter option contracts on bonds in its securities portfolio. SFAS 133 requires that the fair value of these option contracts be recorded in the financial statements. However, there were no option contracts outstanding at December 31, 2006 or 2005.

10. Premises and Equipment

Premises and equipment are summarized as follows:

	December 31,	
	2006	**2005**
	(In thousands)	
Land	**$ 144,151**	$ 104,333
Bank premises	**191,203**	183,786
Equipment	**155,874**	143,291
Leasehold improvements	**56,269**	51,316
Construction in progress	**40,863**	18,643
Automobiles and airplane	**24,904**	24,881
Total	**613,264**	526,250
Less accumulated depreciation and amortization	**(205,568)**	(186,049)
Premises and equipment, net	**$ 407,696**	$ 340,201

Included in the table above are assets recorded under capital leases and related accumulated amortization of $4.9 million and ($592,000) at December 31, 2006 and $3.3 million and ($142,000) at December 31, 2005, respectively.

Depreciation expense for premises and equipment amounted to $35.3 million in 2006, $31.4 million in 2005 and $26.9 million in 2004.

11. Goodwill and Other Intangible Assets

A summary of goodwill by reportable segment follows (in thousands):

	December 31, 2004	Goodwill acquired	Purchase accounting adjustments	December 31, 2005	Goodwill divested	Purchase accounting adjustments	December 31, 2006
Alabama Regional Bank	$ 28,477	$ —	$ —	$ 28,477	$ —	$ —	$ 28,477
Florida Regional Bank	234,265	282,400	477	517,142	—	251	517,393
Georgia Regional Bank	5,491	—	—	5,491	—	—	5,491
Nevada Regional Bank	15,745	—	—	15,745	—	—	15,745
Texas Regional Bank	60,101	—	—	60,101	—	—	60,101
Corporate/Treasury/Other	8,457	—	—	8,457	(8,457)	—	—
Total	$352,536	$282,400	$477	$635,413	$(8,457)	$251	$627,207

Goodwill divested in 2006 is related to the sale of BancGroup's ownership interest in Goldleaf Technologies, Inc. in January of 2006. Purchase accounting adjustments recorded during 2006 are related to refinement of original estimates recorded for the acquisition of FFLC.

BancGroup has finite-lived intangible assets capitalized on its balance sheet in the form of core deposits and other intangibles. Amortizable intangible assets at December 31, 2006 and 2005 are as follows:

	December 31,	
	2006	2005
	(In thousands)	
Core deposits		
Gross carrying amount	**$ 84,129**	$ 84,129
Less: accumulated amortization	**(37,003)**	(24,799)
Net carrying amount	**47,126**	59,330
Other intangibles		
Gross carrying amount	—	587
Less: accumulated amortization	—	(318)
Net carrying amount	—	269
Total finite-lived intangibles		
Gross carrying amount	**84,129**	84,716
Less: accumulated amortization	**(37,003)**	(25,117)
Net carrying amount	**$ 47,126**	$ 59,599

Amortization expense on finite-lived intangible assets totaled $12.2 million, $11.5 million and $6.4 million for 2006, 2005 and 2004, respectively. Aggregate annual amortization expense of currently recorded core deposit intangibles is expected to be approximately $12.2 million for both 2007 and 2008, approximately $12.1 million for 2009, approximately $6.9 million for 2010 and approximately $3.5 million for 2011.

12. Time Deposits

Certificates of deposit of less than $100,000 totaled $3.7 billion at December 31, 2006, while certificates of deposit of $100,000 or more totaled $2.9 billion. Other time deposits, which consist primarily of IRA's, totaled $476 million. At December 31, 2006, the scheduled maturities of time deposits were as follows:

	(In thousands)
2007	$6,400,544
2008	261,119
2009	156,448
2010	59,044
2011	21,664
Thereafter	99,572
Total	$6,998,391

13. Short-Term Borrowings

Short-term borrowings are summarized as follows:

	December 31,	
	2006	2005
	(In thousands)	
Federal funds purchased	**$1,133,000**	$ 673,925
Repurchase agreements (retail)	**532,672**	568,871
Repurchase agreements (wholesale)	**300,000**	300,000
Total	**$1,965,672**	$1,542,796

Securities with a carrying value of $995 million and $1.1 billion at December 31, 2006 and 2005, respectively, were pledged as collateral for these repurchase agreements.

14. Long-Term Debt

Long-term debt is summarized as follows:

	December 31,	
	2006	2005
	(In thousands)	
Variable rate subordinated debentures	**$ 7,725**	$ 7,725
Subordinated notes	**376,114**	383,622
Junior subordinated debt	**299,078**	307,446
FHLB borrowings	**1,835,229**	1,634,989
Capital lease obligations	**4,128**	3,119
Other	**—**	1,930
Total	**$2,522,274**	$2,338,831

In connection with the ASB Bancshares, Inc. acquisition on February 5, 1998, BancGroup issued $7,725,000 of variable rate subordinated debentures due February 5, 2008 ("1998 Debentures"). These variable rate subordinated debentures bear interest equal to the New York Prime Rate minus 1% (but in no event less than 7% per annum).

On March 15, 1999, Colonial issued $100 million of subordinated notes, due March 15, 2009, of which $56.7 million was outstanding at December 31, 2006. The notes qualify as Tier II capital, bear interest at 8.00% and are not subject to redemption prior to maturity.

On May 23, 2001, Colonial issued $150 million in 9.375% subordinated notes due June 1, 2011, of which $56.8 million was outstanding at December 31, 2006. This debt qualifies as Tier II capital. In connection with this issuance, Colonial executed an interest rate swap whereby Colonial will receive a fixed rate and pay a floating rate, effectively converting the fixed rate notes to floating. The result of this interest rate swap created an effective floating rate of 3-month LIBOR plus 3.2775%.

Effective December 7, 2005, Colonial issued $125 million in new subordinated notes and exchanged $43.3 million of the March 1999 subordinated notes and $93.2 million of the May 2001 subordinated notes for new subordinated notes. The new notes are due December 1, 2015 and bear interest at 6.375%. Concurrent with this exchange, Colonial partially terminated the interest rate swaps on the original subordinated notes in an amount equal to the principal value of the notes exchanged. Colonial executed four interest rate swaps effectively converting the fixed rate on the new notes to an effective floating rate of 3-month LIBOR plus 1.3771%.

On January 29, 1997, Colonial issued, through a special purpose trust, $70 million of trust preferred securities, representing $72 million in junior subordinated debt, that qualify as Tier I capital. The securities bear interest at 8.92% and are subject to redemption by Colonial, in whole or in part, at any time on or after January 29, 2007 until maturity in January 2027. On February 2, 2007 Colonial redeemed these trust preferred securities. Refer to Note 26, *Subsequent Events*, for additional information.

On March 21, 2002, Colonial issued, through a special purpose trust, $100 million of trust preferred securities, representing $103 million in junior subordinated debt, that qualify as Tier I capital. The securities bear interest at 8.32% and are subject to redemption by Colonial, in whole or in part, at any time on or after April 1, 2007 until maturity in April 2032.

On September 16, 2003, Colonial issued, through a special purpose trust, $100 million of trust preferred securities, representing $103 million in junior subordinated debt, that qualify as Tier I capital. The securities bear interest at 7.875% and are subject to redemption by Colonial, in whole or in part, at any time on or after October 1, 2008 until maturity in October 2033.

In May 2004, Colonial added $15 million in trust preferred securities, representing $15 million in junior subordinated debt, as part of the acquisition of P.C.B. Bancorp, Inc. These securities qualify as Tier I capital and bear interest at average rates of 3-month LIBOR plus 3.40% on $10 million and 3-month LIBOR plus 3.15% on $5 million. Colonial may redeem $10 million, in whole or in part, on any March 26, June 26, September 26 or December 26 on or after September 26, 2007 until maturity in September 2032. Colonial may redeem $5 million, in whole or in part, on any March 26, June 26, September 26 or December 26 on or after March 26, 2008 until maturity in March 2033.

In May 2005, Colonial added $5 million in trust preferred securities, representing $5 million in junior subordinated debt, as part of the acquisition of FFLC Bancorp, Inc. These securities qualify as Tier I capital and bear interest at a rate of 3-month LIBOR plus 3.40%. The securities are subject to redemption by Colonial, in whole or in part, on any March 26, June 26, September 26 or December 26 on or after September 26, 2007 until maturity in September 2032.

The subordinated debentures, notes, trust preferred securities and junior subordinated debt described above are subordinate to substantially all remaining liabilities of Colonial.

Colonial had long-term FHLB borrowings outstanding of $1.8 billion and $1.6 billion at December 31, 2006 and 2005, respectively. These borrowings bear interest rates ranging from 3.33% to 5.46% and mature from 2007 to 2026. FHLB credit availability at December 31, 2006 was $1.3 billion based on current collateral, which consists of 1-4 family residential, commercial real estate, home equity lines of credit, and second mortgage loans, along with specified mortgage-backed securities.

Colonial had capital lease obligations outstanding of $4.1 million and $3.1 million at December 31, 2006 and 2005, respectively. These obligations bear interest at a weighted average rate of 5.6% and mature from 2007 to 2017.

The par value of long-term debt is scheduled to mature as shown in the table below. This schedule excludes all carrying value adjustments, such as purchase accounting fair value adjustments, hedge accounting fair value adjustments and unamortized premiums and discounts, that will not affect future cash payments associated with the maturity of this debt.

	Parent Only	Consolidated BancGroup
	(In thousands)	
2007	$ —	$ 32,611
2008	—	13,089
2009	7,725	61,814
2010	—	5,118
2011	—	91,803
Thereafter	298,971	2,384,317
Total	$306,696	$2,588,752

15. Capital Stock

On July 19, 2006, the Company's Board of Directors authorized certain Company officers to purchase, on behalf of the Company, the number of shares of the Company's common stock issued under the Company's various equity-based compensation and incentive plans during 2006, and the number of shares which are likely to be issued under the plans through the termination date of the authorization, not to exceed $50 million. The program is expected to be accomplished in one or more block purchases, on the open market or otherwise at such price and on such other terms as deemed to be in the best interest of the Company. In the event that circumstances arise, including but not limited to, changes in market conditions, an unexpected need for capital, or any other events, these authorized officers are allowed to elect on behalf of the Company not to proceed with the program. This authority granted by the Board of Directors will terminate on July 19, 2008. On September 8, 2006, the Executive Committee of the Company's Board of Directors authorized an additional program to repurchase up to $100 million of the Company's common stock. This program will terminate on the earlier of its completion or September 8, 2008. As of December 31, 2006, the company has repurchased 2,046,400 shares under these programs with an average price per share of $24.89.

On June 24, 2005, the Company entered into an accelerated share repurchase agreement to buy shares of the Company's common stock at an initial cost of approximately $30 million. The treasury stock purchased on July 7, 2005 was approximately 1.4 million shares, at a price of $22.09 per share. The agreement was subject to a future contingent purchase price adjustment based on the volume weighted average price of the Company's stock over the averaging period, which began on July 1, 2005 and ended on September 26, 2005. Pursuant to EITF 99-7, *Accounting for an Accelerated Share Repurchase Program*, the transaction was accounted for as two separate transactions: (a) as shares of common stock acquired in a treasury stock transaction recorded on the acquisition date and (b) as a forward contract indexed to the Company's common stock. The forward contract was accounted for as an equity instrument in accordance with EITF 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*. Subsequent to completion of the averaging period, a settlement amount was calculated based upon the difference between the volume weighted average price of the Company's shares during the averaging period and the initial purchase price. As the volume weighted average price during the averaging period exceeded the initial purchase price, the Company was required to pay a purchase price adjustment and had the option to settle in cash or in shares of its common stock. The Company paid the final settlement of approximately $1.5 million on September 30, 2005, which was recorded as an additional cost to purchase treasury stock and effectively increased the price paid per share to $23.17.

BancGroup's Restated Certificate of Incorporation authorizes the issuance of up to 400,000,000 shares of the Company's common stock. It also authorizes the Board of Directors to issue up to 50,000,000 preferred shares with a par value of $2.50, in one or more series and to fix the terms, rates, limitations, relative rights and preferences of each series. These preferred shares are available for possible future financing, acquisition transactions, capital management and other general purposes. The Company may find that it can raise needed cash with less dilution to the common shareholders by issuing preferred stock. The Company has another authorization for up to 1,000,000 preference shares with a par value of $2.50. The potential rights and privileges of the preference shareholders, including voting rights, may be determined by the Board of Directors at its discretion.

On February 24, 2005, the Company settled a forward sale agreement for 8,400,000 shares of common stock. The Company received approximately $179.8 million, or $21.40 per share, in proceeds from the purchaser in this settlement.

The Company has a dividend reinvestment and common stock purchase plan under which shareholders may automatically reinvest their cash dividends in shares of common stock as well as make optional cash purchases of common stock from $10 to $120,000 per year. The total number of shares authorized for issuance under this plan is 2,000,000. As of December 31, 2006, 1,884,927 shares have been acquired through participation in the plan.

16. Regulatory Matters and Restrictions

Dividends payable by national and state banks in any year, without prior approval of the appropriate regulatory authorities, are limited to the bank's net profits (as defined) for that year combined with its retained net profits for the preceding two years. Under these limitations, approximately $17.9 million of retained earnings plus certain 2007 earnings would be available for distribution to BancGroup, from its subsidiaries, as dividends in 2007 without prior approval from the respective regulatory authorities.

Colonial Bank is required to maintain reserve balances with the Federal Reserve Bank based on a percentage of deposits reduced by its cash on hand. The average amount of those reserves was approximately $3.5 million and $8.3 million for the years ended December 31, 2006 and 2005, respectively.

BancGroup and Colonial Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on BancGroup's financial position. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, BancGroup and Colonial Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. BancGroup's and Colonial Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require BancGroup and Colonial Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006 and 2005, that BancGroup and Colonial Bank meet all capital adequacy requirements to which they are subject.

At December 31, 2006, Colonial Bank was "well-capitalized" as defined by federal banking regulators. To be categorized as "well-capitalized", Colonial Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below, and also must not be subject to any written agreement, order, capital directive, or prompt corrective action directive issued by federal banking regulators. There are no conditions or events since December 31, 2006 that management believes have changed the designation. Actual capital amounts and ratios for BancGroup and Colonial Bank are also presented in the following table:

	Actual		To Be Adequately Capitalized Under the Prompt Corrective Action Provisions		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio[1]	Amount	Ratio	Amount	Ratio
			(In thousands)			
As of December 31, 2006						
Total Capital (to risk-weighted assets)						
Consolidated	$2,232,613	11.77%	$1,516,869	≥8.0%		
Colonial Bank	2,043,522	10.75	1,521,155	≥8.0	$1,901,444	≥10.0%
Tier I Capital (to risk-weighted assets)						
Consolidated	1,724,140	9.09	758,435	≥4.0		
Colonial Bank	1,536,594	8.08	760,578	≥4.0	1,140,867	≥ 6.0
Tier I Leverage (to average assets)[2]						
Consolidated	1,724,140	7.81	883,328	≥4.0		
Colonial Bank	1,536,594	6.97	882,316	≥4.0	1,102,895	≥ 5.0
As of December 31, 2005						
Total Capital (to risk-weighted assets)						
Consolidated	$2,119,530	12.17%	$1,393,010	≥8.0%		
Colonial Bank	2,042,706	11.73	1,393,475	≥8.0	$1,741,843	≥10.0%
Tier I Capital (to risk-weighted assets)						
Consolidated	1,592,411	9.15	696,505	≥4.0		
Colonial Bank	1,518,677	8.72	696,737	≥4.0	1,045,106	≥ 6.0
Tier I Leverage (to average assets)[2]						
Consolidated	1,592,411	7.77	820,189	≥4.0		
Colonial Bank	1,518,677	7.42	819,062	≥4.0	1,023,828	≥ 5.0

(1) These ratios are subject to regulatory review.

(2) The leverage ratio consists of Tier I Capital divided by quarterly average assets, as adjusted for regulatory purposes.

17. Employee Benefit Plans

BancGroup and subsidiaries sponsor a pension plan that covers most employees who have met certain age and length of service requirements. The plan provides benefits based on final average earnings, covered compensation, and years of benefit service. On December 31, 2005, BancGroup closed the pension plan to new employees and set the compensation amount and years of service for the future benefits calculation for participants. Actuarial computations for financial reporting purposes are based on the projected unit credit method. The measurement date is December 31. Based on current actuarial projections, BancGroup will not be required to make a contribution to the plan in 2007.

Employee pension benefit plan status at December 31:

	2006	2005
	(In thousands)	
Change in benefit obligation:		
Benefit obligation at January 1	**$62,551**	$ 69,437
Service cost	**—**	6,948
Interest cost	**3,584**	4,387
Actuarial (gain) loss	**(1,981)**	4,426
Curtailments	**—**	(20,768)
Benefits paid	**(1,731)**	(1,879)
Benefit obligation at December 31	**62,423**	62,551
Change in plan assets:		
Fair value of plan assets at January 1	**60,723**	58,467
Actual return on plan assets	**6,007**	4,135
Employer contributions	**1,900**	—
Benefits paid	**(1,731)**	(1,879)
Fair value of plan assets at December 31	**66,899**	60,723
Funded status at December 31	**4,476**	(1,828)
Unrecognized net actuarial loss	**N/A**	2,250
Unamortized prior service cost	**N/A**	—
Prepaid benefit at December 31	**$ 4,476**	$ 422

	2006	2005	2004
		(In thousands)	
Components of net periodic benefit cost for the year ended December 31:			
Service cost	**$ —**	$ 6,948	$ 5,650
Interest cost	**3,584**	4,387	3,783
Expected return on plan assets	**(5,095)**	(4,920)	(4,038)
Amortization of net transition asset	**—**	—	(5)
Amortization of prior service cost	**—**	9	9
Recognition of net actuarial loss	**—**	1,017	800
Curtailment charge	**—**	56	—
Net annual (benefit) cost	**$(1,511)**	$ 7,497	$ 6,199

The accumulated benefit obligation for the plan was approximately $62.4 million and $62.6 million at December 31, 2006 and 2005, respectively.

	2006	2005
Weighted-average assumptions used to determine benefit obligations at December 31		
Discount rate	**6.00%**	5.70%
Rate of compensation increase	**N/A**	N/A

	2006	2005
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31		
Discount rate	**5.70%**	5.75%
Expected return on plan assets	**8.50**	8.50
Rate of compensation increase	**N/A**	4.00

As a result of adopting SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, on December 31, 2006, BancGroup recognized an increase of $641,000 to the balance of its pension asset, which was offset by adjustments of $423,000 to accumulated other comprehensive income and $218,000 to deferred taxes. The Company does not expect any of the amount in accumulated other comprehensive income to be recognized as a component of net periodic benefit cost during 2007.

Assumptions used in determining the projected benefit obligation for the pension plan are determined by the Company in consultation with its outside actuary. Assumptions, such as the discount rate, are evaluated and updated at least annually. According to SFAS 87, *Employer's Accounting for Pensions*, the discount rate should reflect the rate at which pension obligations could be settled. SFAS 87 further states that employers may "look to rates of return on high-quality fixed income investments currently available and expected to be available during the period to maturity of the pension benefits." This requirement calls for plan sponsors to match their plan's cash flows to yields on bonds at consistent maturity dates.

Using an actuarial valuation tool, forecasts of benefit payments for the pension plan were developed taking into account a variety of factors, including assumptions with regard to retirement, death, termination and disability. In forecasting the plan's benefit payments, participants' accrued service and pay were frozen as of the valuation date. The plan's actual cash flow timing was taken into account and the projected benefit payments were matched to coupon payments underlying a yield curve representing available bonds in the marketplace as of the measurement date. The yield curve was based on an actual portfolio of nearly 700 Aa-graded corporate bonds representing the majority of such bonds available in the marketplace. All bonds were U.S. issues, non-callable or callable with make whole provisions, with a minimum outstanding value of $50 million. This approach utilized a large portfolio of bonds, which is indicative of the broad bond market and less subject to volatility due to changes in the measurement approach underlying a bond index. Based on the result of this analysis, the Company utilized a discount rate of 6.00% to determine benefit obligations at December 31, 2006.

The expected return on plan assets was developed through analysis of historical market returns, current market conditions, and the fund's past experience. The historical returns of asset categories as weighted by the target allocation would produce an expected return of 8.96%, as follows:

	Target Allocation	15-year Annualized	Historical Return Weighted Average
U.S. equity	55%	10.71%	5.89%
International equity	10%	7.86%	0.79%
Fixed income	35%	6.50%	2.28%
Cash and cash equivalents	0%	4.00%	0.00%
Total portfolio	100%		8.96%

The Company's estimates of future market returns by asset category are lower than actual long-term historical returns due to inherent uncertainties in future performance.

The pension plan's weighted-average asset allocations at December 31, 2006, and 2005, by asset category are as follows:

	Percentage of Plan Assets at December 31,	
	2006	2005
U.S. equity	64%	62%
International equity	11%	10%
Fixed income	25%	27%
Cash and cash equivalents	0%	1%
Total	100%	100%

The pension plan seeks to grow the plan assets in relation to the benefit obligations to participants and beneficiaries, while prudently managing the risk of a decrease in the plan assets relative to those liabilities. The Benefits Administration Committee maintains the fund in compliance with all applicable laws governing the operation of pension plans, including ERISA and its fiduciary standards.

The assets of the Plan are invested in a broadly diversified portfolio that includes the following asset classes in the respective allocation levels:

	Minimum	Maximum
U.S. equity	35%	75%
International equity	0%	10%
Fixed income	25%	45%
Real estate	0%	10%
Alternative investment	0%	5%
Cash	0%	10%

BancGroup common stock may be included in the U.S. equity allocation up to a maximum of 10% of the fund.

At both December 31, 2006 and 2005, plan assets included 164,520 shares of BancGroup common stock with market values of $4,234,745 (6% of total plan assets) and $3,918,866 (7% of total plan assets), respectively. Dividends paid to the plan on the BancGroup common stock totaled $111,873 and $100,357 during 2006 and 2005, respectively.

Investments are selected and monitored for the objective of earning a long-term total return equal to or greater than selected benchmarks over the full business cycle.

Permitted equity investments include listed publicly traded securities of domestic and foreign corporations. Permitted fixed income securities include obligations of the U.S. government or its agencies, and U.S. and foreign issuers. Mutual funds may be used, provided the underlying investments are consistent with Plan policies.

The following benefits are expected to be paid in future years. The expected benefits were estimated based on the same assumptions used to measure the Company's benefit obligation at December 31, 2006:

Year	Expected Benefits
	(In thousands)
2007	$ 1,697
2008	1,875
2009	2,030
2010	2,213
2011	2,411
2012-2016	16,197

BancGroup also has a 401(k) savings plan (the Plan) for all of the employees of BancGroup and its subsidiaries. The Plan provides certain retirement, death, disability and employment benefits to all eligible employees and qualifies as a deferred arrangement under Section 401(k) of the Internal Revenue Code. Participants in the Plan make contributions through payroll deduction. BancGroup contributes a minimum of 50% of the basic contributions made by the employees and may make an additional contribution from profits on an annual basis. During 2006, BancGroup contributed 2.5% of employees' eligible compensation as profit sharing. During 2005 and 2004 there were no additional contributions paid. An employee's interest in BancGroup's contributions becomes 100% vested after five years of service with the Company. Participants have options as to the investment of their Plan funds, one of which includes purchase of BancGroup common stock. Management does not encourage employees to elect the purchase of BancGroup common stock. The purchase of BancGroup common stock is merely one of many investment options available to employees. Charges to operations for this plan amounted to approximately $9.4 million, $3.4 million and $2.8 million for 2006, 2005 and 2004, respectively.

18. Stock Plans

The Company has a long-term incentive compensation plan which permits the granting of various types of incentive stock-based awards including stock options, restricted stock, stock appreciation rights and performance units, all of which may be issued only to key employees, officers and directors of BancGroup. A total of 10,000,000 shares of BancGroup common stock are authorized to be issued under the plan. As of December 31, 2006, 6,470,538 shares remain eligible to be granted under the plan. The terms of the plan stipulate that the exercise price of incentive stock options may not be less than the fair market value of BancGroup common stock on the date they are granted, and the exercise price of nonqualified stock options may not be less than 85% of the fair market value of BancGroup common stock on the date of grant. All options expire on the earlier of ten years from the date of grant, or three months after an employee's termination. Options generally become exercisable on a pro-rata basis over a period of five years. Restricted stock awards typically vest over a five-year period unless they are subject to specific performance criteria. There have been no stock appreciation rights or performance units granted under the plan.

Prior to the long-term incentive plan that is currently in place, the Company had other incentive plans which permitted the granting of various types of stock-based awards. The awards granted under those plans may still be exercised, however no new awards may be granted. As of December 31, 2006, there were 1,158,685 stock options still outstanding from those plans.

Pursuant to various business combinations, BancGroup has assumed incentive and nonqualified stock options according to the respective exchange ratios.

The following table summarizes BancGroup's stock option activity since December 31, 2005:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2005	3,595,362	$14.92
Granted	634,414	25.29
Exercised	(490,092)	11.62
Cancelled	(143,800)	18.11
Outstanding at December 31, 2006	3,595,884	$17.08

The following table provides additional information about BancGroup's stock-based awards:

	2006	2005	2004
	(In thousands, except weighted average per share amounts)		
Weighted average grant date fair value of options granted	$ 5.58	$ 4.95	$ 4.36
Weighted average grant date fair value of restricted stock granted	25.42	20.65	—
Total intrinsic value of options exercised	6,576	7,246	7,056
Total fair value of options vested	913	1,425	1,314
Total fair value of restricted stock vested	308	586	898

	As of December 31, 2006		
	Total Options Outstanding	Options Fully Vested and Expected to Vest	Options Fully Vested and Exercisable
Number	3,595,884	2,818,633	2,128,170
Weighted average exercise price	$ 17.08	$ 15.97	$ 13.48
Aggregate intrinsic value (in thousands)	$ 31,157	$ 27,529	$ 26,083
Weighted average remaining contractual life	6.32 years	5.82 years	4.83 years

The following table summarizes BancGroup's restricted stock activity since December 31, 2005:

	Restricted Stock	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2005	387,633	$20.22
Granted	105,899	25.42
Vested	(19,136)	16.08
Cancelled	(7,557)	12.45
Nonvested at December 31, 2006	466,839	$21.70

As of December 31, 2006, the total unrecognized compensation cost related to nonvested awards of stock option and restricted stock not yet expensed was $9.5 million. The unrecognized compensation cost is expected to be recognized over a weighted average period of 2.9 years.

The Company received $5.7 million in cash from the exercise of stock options during 2006. Windfall tax benefits realized during 2006 related to the exercise of stock options and vesting of restricted stock were $1.1 million and are included as an increase to shareholders' equity.

The Company has a compensation plan whereby directors of BancGroup, Colonial Bank and Regional Boards may elect to receive common stock in lieu of cash director fees. The election to participate in the plan is made at the inception of the director's term for subsidiary bank directors and annually for BancGroup directors. Shares earned under the plan for regular fees are issued quarterly, while shares earned for supplemental fees are issued annually. All shares become vested at the end of the respective plan year. During 2006, 2005 and 2004, respectively, 37,665, 49,356 and 70,770 shares of common stock were issued under the plan, representing approximately $793,000, $859,000 and $862,000 in directors' fees. The plan is authorized to issue up to 1,200,000 shares of common stock, and as of December 31, 2006 had issued 1,180,975 shares of common stock.

BancGroup maintains the Employee Stock Purchase Plan which provides employees of BancGroup, who work in excess of 29 hours per week, with a convenient way to become shareholders of BancGroup. The participant authorizes a regular payroll deduction of not less than $10 and not more than 10% of salary. The participant may also contribute whole dollar amounts of not less than $100 or not more than $1,000 each month toward the purchase of the stock at market price. There are 600,000 shares authorized for issuance under this Plan. As of December 31, 2006, approximately 219,000 shares remain eligible to be issued. An additional 400,000 may be acquired from time to time on the open market for issuance under the Plan.

19. Related Parties

BancGroup and its subsidiaries pay legal fees to a law firm where one of the firm's partners also serves on BancGroup's Board of Directors. The total amount of legal fees paid to this firm were approximately $4.4 million, $6.0 million and $4.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. Colonial Bank, N.A. subleased office space to this firm and received $87,000 in 2006, $86,000 in 2005 and $65,000 in 2004 in rental income.

As of December 31, 2006, Colonial Bank had five construction loans outstanding to real estate joint ventures in which BancGroup owns an equity interest. The maximum amounts that can be drawn on these loans totaled $59.3 million, and the maximum amount Colonial was participating in totaled $54.6 million. The outstanding balances totaled $30.2 million at December 31, 2006. The Company had two such loans at December 31, 2005 with total outstanding balances of $23.3 million.

Refer to Note 4 for information on related party loans.

20. Merger Related Expenses

The Company recognized no external merger related expenses during 2006. Merger related expenses recognized during 2005 and 2004 totaled $4.2 million and $2.0 million, respectively. These costs were comprised primarily of travel, training, marketing, retention bonuses and incremental charges related to the integration of acquired banks, such as system conversions and customer supplies.

21. Income Taxes

The components of the provision for income taxes were as follows:

	2006	2005	2004
		(In thousands)	
Currently payable			
Federal	**$131,745**	$123,567	$87,881
State	**2,994**	1,765	3,952
Deferred	**2,194**	(10,729)	(2,904)
Total	**$136,933**	$114,603	$88,929

The reasons for the difference between income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

	2006	2005	2004
		(In thousands)	
Tax at statutory rate on pre-tax income	**$140,961**	$120,087	$91,586
Add:			
Tax-exempt income	**(7,034)**	(6,257)	(5,282)
Other	**3,006**	773	2,625
Total income taxes	**$136,933**	$114,603	$88,929

The components of BancGroup's net deferred tax asset as of December 31, 2006 and 2005 were as follows:

	2006	2005
	(In thousands)	
Deferred tax assets:		
Allowance for loan losses	**$62,505**	$ 60,906
Unrealized loss on securities available for sale	**18,887**	18,594
Unrealized loss on cash flow hedging instruments	**5,120**	4,706
Accrued expenses	**1,167**	6,067
Other	**2,084**	12,261
Total deferred tax asset	**89,763**	102,534
Deferred tax liabilities:		
Intangible assets	**22,920**	21,646
Fixed assets	**10,707**	14,472
Debt repurchase premium	**5,268**	5,665
Other	**2,690**	7,499
Total deferred tax liability	**41,585**	49,282
Net deferred tax asset	**$48,178**	$ 53,252

The net deferred tax asset is included as a component of accrued interest and other assets in the Consolidated Statement of Condition.

BancGroup did not establish a valuation allowance related to the net deferred tax asset due to taxes paid within the carryback period being sufficient to offset future deductions resulting from the reversal of these temporary differences.

22. Earnings Per Share

The following table reflects a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation:

	Income	Shares	Per Share Amount
	(In thousands, except per share amounts)		
2006			
Basic EPS			
Income from continuing operations	**$265,813**	**153,598**	**$1.73**
Effect of dilutive securities:			
Options and nonvested restricted stock		**1,212**	
Diluted EPS	**$265,813**	**154,810**	**$1.72**
2005			
Basic EPS			
Income from continuing operations	$228,502	149,053	$1.53
Effect of dilutive securities:			
Options and nonvested restricted stock		1,737	
Diluted EPS	$228,502	150,790	$1.52
2004			
Basic EPS			
Income from continuing operations	$172,877	131,144	$1.32
Effect of dilutive securities:			
Options		1,171	
Diluted EPS	$172,877	132,315	$1.31

The above calculations exclude options that could potentially dilute basic EPS in the future but were antidilutive for the periods presented. The number of such options excluded was 969,000, 230,000, and 536,000 in 2006, 2005 and 2004, respectively.

23. Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and short-term investments — For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Held to maturity securities and securities available for sale — For debt securities and marketable equity securities held either to maturity or for sale, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans held for sale — The majority of these assets are short-term participations in pools of mortgage loans, for which fair values are calculated based on changes in market interest rates during the periods that the participations are on the balance sheet. For the remainder of these assets, the holding period is so short that the carrying amount is a reasonable estimate of fair value.

Loans — For loans, the fair value is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits — SFAS 107 states that the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, interest-bearing checking and savings accounts, is equal to the amount payable on demand at the measurement date. The amount included for these deposits in the following table is their carrying value at December 31, 2006 and 2005. The fair value of time deposits is calculated based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for comparable wholesale deposits with similar remaining maturities.

Short-term borrowings — Rates currently available to BancGroup for borrowings with similar terms and remaining maturities are used to estimate fair value of existing borrowings by discounting future cash flows.

Long-term debt — For debt securities and FHLB borrowings, fair value equals market price. If a market price is not available, fair value is estimated using discounted cash flow analyses, based on current rates for similar borrowing arrangements.

Derivatives — Fair value is defined as the amount that the Company would receive or pay to terminate the contracts at the reporting date. Market or dealer quotes were used to value the instruments.

Commitments to extend credit and standby letters of credit — The value of the unrecognized financial instruments is estimated based on the related deferred fee income associated with the commitments, which is not material to BancGroup's financial statements at December 31, 2006 and 2005.

The estimated fair values of BancGroup's financial instruments are as follows:

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial assets:				
Cash and short-term investments	**$ 1,048,619**	**$ 1,048,619**	$ 1,088,493	$ 1,088,493
Securities available for sale	**3,083,614**	**3,083,614**	2,841,404	2,841,404
Held to maturity securities	**1,874**	**2,007**	2,950	3,126
Loans held for sale	**1,474,000**	**1,474,000**	1,097,892	1,097,892
Loans	**15,478,889**		14,899,864	
Less: allowance for loan losses	**(174,850)**		(171,051)	
Loans, net	**15,304,039**	**15,281,531**	14,728,813	14,691,534
Total	**$20,912,146**	**$20,889,771**	$19,759,552	$19,722,449
Financial liabilities:				
Deposits	**$16,091,054**	**$16,078,392**	$15,483,449	$15,447,772
Short-term borrowings	**1,965,672**	**1,965,672**	1,542,796	1,542,796
Long-term debt	**2,522,273**	**2,611,424**	2,338,831	2,366,755
Total	**$20,578,999**	**$20,655,488**	$19,365,076	$19,357,323
Derivatives	**$ 2,887**	**$ 2,887**	$ (16,004)	$ (16,004)

24. Segment Information

The Company has six reportable segments for management reporting. Each regional bank segment consists of commercial lending and full service branches in its geographic region with its own management team. The branches provide a full range of traditional banking products as well as financial planning and mortgage banking services. The mortgage warehouse segment headquartered in Orlando, Florida provides funding to mortgage origination companies. The Company reports Corporate/Treasury/Other which includes the investment securities portfolio, nondeposit funding activities including long-term debt, short-term liquidity and balance sheet risk management including derivative hedging activities, the parent company's activities, intercompany eliminations and certain support activities not currently allocated to the aforementioned segments. In addition, Corporate/Treasury/Other includes income from bank-owned life insurance, income and expenses from various nonbank subsidiaries, joint ventures and equity investments, merger related expenses and the unallocated portion of the Company's financial planning business.

The results for these segments are based on BancGroup's management reporting process, which assigns balance sheet and income statement items to each segment. Unlike financial reporting there is no authoritative guidance for management reporting equivalent to generally accepted accounting principles. Colonial uses an internal funding methodology to assign funding costs to assets and earning credits to liabilities as well as an internal capital allocation methodology with an offset in Corporate/Treasury/Other. For 2006, the provision for loan losses included in each segment was based on its actual net charge-off experience. The provision included in the mortgage warehouse segment remained consistent with the prior year. During 2005, the provision for loan losses included in each segment was based on an allocation of the Company's loan loss reserve. Certain back office support functions are allocated to each segment on the basis most applicable to the function being allocated. The management reporting process measures the performance of the defined segments based on BancGroup's management structure and is not necessarily comparable with similar information for other financial services companies. If the management structure and/or allocation process changes, allocations, transfers and assignments may change. Results for prior periods have been restated for comparability.

THE COLONIAL BANCGROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Florida Regional Bank	Florida Mortgage Warehouse	Alabama Regional Bank	Georgia Regional Bank	Nevada Regional Bank	Texas Regional Bank	Corporate/ Treasury/ Other	Consolidated BancGroup
				(In thousands)				
Year Ended December 31, 2006								
Net interest income before intersegment income / expense	$ 360,659	$ 157,680	$ 114,957	$ 80,652	$ 52,175	$ 86,848	$ (97,704)	$ 755,267
Intersegment interest income / expense	277	(91,159)	35,752	(27,469)	(4,372)	(32,091)	119,062	—
Net interest income	360,936	66,521	150,709	53,183	47,803	54,757	21,358	755,267
Provision for loan losses	5,400	(1,373)	12,056	86	156	691	5,126	22,142
Noninterest income	61,855	27,375	45,569	9,520	6,844	7,915	30,144	189,222
Noninterest expense	202,790	8,499	83,422	24,100	22,899	27,685	150,206	519,601
Income/(loss) before income taxes	$ 214,601	$ 86,770	$ 100,800	$ 38,517	$ 31,592	$ 34,296	$ (103,830)	402,746
Income taxes								136,933
Net Income								$ 265,813
Total Assets	$10,341,439	$2,462,670	$3,979,621	$1,418,289	$965,988	$1,404,676	$2,211,566	$22,784,249
Total Deposits	$ 8,933,095	$ 488,812	$3,869,159	$ 815,275	$750,530	$ 721,594	$ 512,589	$16,091,054
Year Ended December 31, 2005								
Net interest income before intersegment income / expense	$ 332,515	$ 108,154	$ 124,796	$ 68,016	$ 50,162	$ 66,254	$ (40,675)	$ 709,222
Intersegment interest income / expense	(8,764)	(46,757)	27,026	(17,362)	(5,354)	(19,429)	70,640	—
Net interest income	323,751	61,397	151,822	50,654	44,808	46,825	29,965	709,222
Provision for loan losses	9,503	96	3,574	601	1,712	2,330	9,022	26,838
Noninterest income	51,696	17,925	81,067	8,697	6,000	5,091	5,500	175,976
Noninterest expense	182,890	7,077	87,238	23,452	20,924	25,629	168,045	515,255
Income/(loss) before income taxes	$ 183,054	$ 72,149	$ 142,077	$ 35,298	$ 28,172	$ 23,957	$ (141,602)	343,105
Income taxes								114,603
Net Income								$ 228,502
Total Assets	$ 9,768,518	$2,220,584	$3,508,666	$1,325,554	$881,870	$1,253,589	$2,467,416	$21,426,197
Total Deposits	$ 8,426,998	$ 523,602	$3,475,808	$ 790,986	$684,862	$ 645,612	$ 935,581	$15,483,449
Year Ended December 31, 2004								
Net interest income before intersegment income / expense	$ 229,894	$ 68,564	$ 117,909	$ 54,200	$ 40,933	$ 45,739	$ 10,009	$ 567,248
Intersegment interest income / expense	14,430	(15,686)	36,981	(3,876)	(2,864)	(7,434)	(21,551)	—
Net interest income	244,324	52,878	154,890	50,324	38,069	38,305	(11,542)	567,248
Provision for loan losses	11,305	331	6,788	855	1,504	1,781	4,430	26,994
Noninterest income	39,559	2,905	47,018	7,953	5,231	4,867	45,668	153,201
Noninterest expense	153,334	5,533	114,951	26,981	22,639	25,634	82,577	431,649
Income/(loss) before income taxes	$ 119,244	$ 49,919	$ 80,169	$ 30,441	$ 19,157	$ 15,757	$ (52,881)	261,806
Income taxes								88,929
Net Income								$ 172,877
Total Assets	$ 6,731,447	$2,053,150	$3,895,614	$1,302,704	$787,735	$1,055,977	$3,069,983	$18,896,610
Total Deposits	$ 5,781,801	$ 283,743	$3,700,810	$ 767,565	$516,978	$ 507,841	$ 304,957	$11,863,695

25. Condensed Financial Information of the Colonial BancGroup, Inc. (Parent Company Only)

Statements of Condition

	December 31,	
	2006	2005
	(In thousands)	
Assets:		
Cash	**$ 154,146**	$ 48,965
Investment in subsidiaries:		
Bank	**2,157,079**	2,154,635
Nonbank	**51,810**	38,493
Other assets	**13,614**	17,826
Total assets	**$2,376,649**	$2,259,919
Liabilities and Shareholders' Equity:		
Long-term debt	**$ 306,803**	$ 315,171
Other liabilities	**12,511**	12,057
Shareholders' equity	**2,057,335**	1,932,691
Total liabilities and shareholders' equity	**$2,376,649**	$2,259,919

Statements of Income

	Year ended December 31,		
	2006	2005	2004
	(In thousands)		
Income:			
Dividends from subsidiaries:			
Bank	**$281,727**	$224,421	$ 75,535
Nonbank	**3,219**	1,459	1,154
Interest and dividends on short-term investments	**2,372**	1,358	1,074
Net cash settlement of swap derivatives	—	8,362	13,337
Change in fair value of swap derivatives	—	(8,550)	(1,345)
Other income	**5,184**	5,212	3,402
Total income	**292,502**	232,262	93,157
Expenses:			
Interest	**26,275**	25,852	24,995
Salaries and employee benefits	**2,128**	3,230	2,593
Occupancy expense	**243**	254	341
Furniture and equipment expense	**31**	21	27
Other expenses	**7,703**	2,994	2,166
Total expenses	**36,380**	32,351	30,122
Income before income taxes and equity in undistributed net income of subsidiaries	**256,122**	199,911	63,035
Income tax benefit	**9,486**	9,150	4,780
Income before equity in undistributed net income of subsidiaries	**265,608**	209,061	67,815
Equity in undistributed net income of subsidiaries	**205**	19,441	105,062
Net income	**$265,813**	$228,502	$172,877

Statements of Cash Flows

	Year ended December 31,		
	2006	**2005**	**2004**
		(In thousands)	
Cash flows from operating activities	**$ 271,563**	$ 212,654	$ 74,853
Cash flows from investing activities:			
Capital expenditures	**(145)**	(1)	(5)
Proceeds from sales of other assets	**22**	—	—
Net cash (paid) received in acquisitions	—	(114,872)	31,312
Net investment in subsidiaries	**(11,553)**	(214,794)	(30,328)
Net cash (used in) provided by investing activities	**(11,676)**	(329,667)	979
Cash flows from financing activities:			
Repayment of long-term debt	**(8,247)**	—	—
Proceeds from issuance of common stock	**9,355**	15,965	8,190
Proceeds from issuance of shares under forward sales agreement	—	179,575	—
Proceeds from sale of treasury stock	—	—	147
Purchase of treasury stock	**(50,996)**	(31,510)	—
Dividends paid	**(104,818)**	(89,702)	(75,635)
Net cash (used in) provided by financing activities	**(154,706)**	74,328	(67,298)
Net increase (decrease) in cash and cash equivalents	**105,181**	(42,685)	8,534
Cash and cash equivalents at beginning of year	**48,965**	91,650	83,116
Cash and cash equivalents at end of year	**$ 154,146**	$ 48,965	$ 91,650

26. Subsequent Events

On February 2, 2007, Colonial redeemed $70 million of trust preferred securities, representing $72 million in junior subordinated debt. The securities bore interest at 8.92% and were subject to redemption by Colonial, in whole or in part, at any time on or after January 29, 2007 until maturity in January 2027. The securities were redeemed at a price equal to 104.46% of the principal amount of the securities, plus accrued interest up to, but not including, the redemption date.

On January 23, 2007, Colonial announced the signing of a definitive agreement to acquire Miami, Florida based Commercial Bankshares, Inc. (Commercial) and its subsidiary Commercial Bank of Florida. Commercial had total assets of $1 billion, total deposits of $841 million and total loans of $611 million at December 31, 2006. Commercial Bank of Florida currently operates 14 full service branches in Miami-Dade and Broward counties in South Florida. Under the terms of the agreement, Commercial's shareholders will receive in the aggregate, consideration of approximately $157.5 million in cash and 6.5 million shares of Colonial stock. This transaction is expected to be completed by the end of the second quarter of 2007.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosures***

None

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation as of December 31, 2006, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms and such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item as to BancGroup's directors will be contained in BancGroup's proxy statement that will be prepared and filed for BancGroup's 2007 annual meeting of shareholders, under the captions "Election of Directors" and "Section 16 (a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name, Age and Year Became Executive Officer	Position and Offices Held with BancGroup and Colonial Bank	Present and Principal Occupation for the Last Five Years
Robert E. Lowder 64, 1981	Chairman of the Board, Chief Executive Officer and President, BancGroup and Colonial Bank.	Chairman of the Board and Chief Executive Officer, BancGroup and Colonial Bank since 1981, also President of BancGroup and Colonial Bank from 1981 to 2003 and since 2005.
Sarah H. Moore 41, 1999	Senior Executive Vice President and Chief Financial Officer, BancGroup and Colonial Bank.	Senior Executive Vice President and Chief Financial Officer, BancGroup and Colonial Bank since July 2005; Senior Executive Vice President, Chief Financial Officer and Chief Accounting Officer, BancGroup and Colonial Bank November 2005-March 2006; Executive Vice President and Chief Financial Officer, BancGroup and Colonial Bank 2003-July 2005; Executive Vice President and Chief Operations Officer, BancGroup and Colonial Bank 2000-2003.
Caryn Cope 43, 2001	Senior Executive Vice President and Chief Credit Officer, BancGroup and Colonial Bank.	Senior Executive Vice President and Chief Credit Officer BancGroup and Colonial Bank since July 2005; Executive Vice President and Chief Credit Officer, BancGroup and Colonial Bank, 2001-July 2005.

Name, Age and Year Became Executive Officer	Position and Offices Held with BancGroup and Colonial Bank	Present and Principal Occupation for the Last Five Years
Patti G. Hill 48, 2004	Senior Executive Vice President and Chief Operating Officer, BancGroup and Colonial Bank.	Senior Executive Vice President and Chief Operating Officer, BancGroup and Colonial Bank since November 2005; Senior Executive Vice President, Retail Banking, BancGroup and Colonial Bank, July 2005-November 2005; Executive Vice President, Retail Banking, BancGroup and Colonial Bank, 2004-July 2005; President and Chief Executive Officer, Alabama Retail Banking, Colonial Bank, May 2004-November 2005; President and CEO, Colonial Bank Retail Banking of South Alabama, October 2003-May 2004; President and CEO, Gulf Coast Region, July 1998-October 2003.
Linda L. Green 55, 2004	Executive Vice President — Wealth Management, BancGroup and Colonial Bank.	Executive Vice President — Wealth Management, BancGroup and Colonial Bank, 2004-present; Chief Executive Officer, North Alabama Region of Colonial Bank, 2003-2004; Chief Executive Officer of Northern Region of Colonial Bank, 2000-2004.
David B. Byrne, Jr. 65, 2006	Executive Vice President — General Counsel and Corporate Secretary, BancGroup and Colonial Bank	Executive Vice President — General Counsel, BancGroup and Colonial Bank, and Corporate Secretary, Colonial Bank since November 2006; Executive Vice President — General Counsel, BancGroup and Colonial Bank, January 2006-November 2006; Shareholder, Capell & Howard, P.C., (law offices) 2000-2005; Shareholder, Robison & Belser, P.A., (law offices) 1975-2000.

BancGroup has adopted a code of ethics applicable to its principal executive officer, principal financial officer and principal accounting officer. A copy of the code of ethics and the form of such officers' agreement to the code of ethics was filed as Exhibit 14 to BancGroup's Annual Report on Form 10-K for the year ended December 31, 2003.

BancGroup's common stock is listed on the New York Stock Exchange ("NYSE"). In accordance with NYSE listing qualifications, BancGroup's Chief Executive Officer must certify each year that he is not aware of any violation by BancGroup of NYSE corporate governance listing standards as of the date of the certification (with such qualifications as may be necessary). This certification was submitted to the NYSE by BancGroup's Chief Executive Officer (with no qualifications) within 30 days of the last annual meeting of BancGroup's shareholders. This Annual Report on Form 10-K includes as Exhibits 31.1 and 31.2 the Sarbanes-Oxley Act Section 302 certifications regarding the quality of BancGroup's public disclosure.

Item 11. *Executive Compensation*

The information required by this item will be contained in the proxy statement prepared and filed for BancGroup's 2007 annual meeting of shareholders, under the caption "Compensation Discussion and Analysis" and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this item will be contained in the proxy statement prepared and filed for BancGroup's 2007 annual meeting of shareholders, under the caption "Voting Securities and Principal Shareholders" and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item will be contained in the proxy statement prepared and filed for BancGroup's 2007 annual meeting of shareholders, under the captions "Compensation Committee Interlocks and Insider Participation" and "Compensation Discussion and Analysis" and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information required by this item will be contained in the proxy statement prepared and filed for BancGroup's 2007 annual meeting of shareholders, under the caption "Relationship with Independent Registered Public Accounting Firm" and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

(a) 1. *Financial Statements*

The following financial statements are included herein at Item 8.

Report of Independent Registered Public Accounting Firm.

Consolidated Statements of Condition as of December 31, 2006 and 2005.

Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004.

Consolidated Statements of Comprehensive Income for the years ended December 31, 2006, 2005 and 2004.

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2006, 2005 and 2004.

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004.

Notes to Consolidated Financial Statements, including Parent Company only information.

2. *Financial Statement Schedules*

The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable or the required information is shown in the financial statements or notes thereto which are incorporated by reference at subsection 1 of this Item, above.

3. *Exhibits*

Exhibits	Description

Exhibit 3 — Articles of Incorporation and Bylaws:

3.1 — Restated Certificate of Incorporation of the Registrant, filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2006, and incorporated herein by reference.

3.2 — Bylaws of the Registrant, as amended, filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

Exhibit 4 — Instruments defining the rights of security holders:

4.1 — Article 4 of the Restated Certificate of Incorporation of the Registrant filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, and incorporated herein by reference.

4.2 — Article II of the Bylaws of the Registrant filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

4.3 — Dividend Reinvestment and Common Stock Purchase Plan of Registrant dated January 15, 1986, and Amendment No. 1 thereto dated as of June 10, 1986, filed as Exhibit 4(C) to the Registrant's Registration Statement on Form S-4 (File No. 33-07015), effective July 15, 1986, and incorporated herein by reference.

Exhibits	Description

4.4 — All instruments defining the rights of holders of long-term debt of the Corporation and its subsidiaries. Not filed pursuant to clause 4(iii) of Item 601(b) of Regulation S-K, to be furnished upon request of the Commission.

Exhibit 10 — Material Contracts:

10.1 — The Colonial BancGroup, Inc. First Amended and Restated Restricted Stock Plan for Directors, as amended, included as Exhibit 10(C)(1) to the Registrant's Registration Statement on Form S-4 (File No. 33-52952), and incorporated herein by reference.

10.2 — The Colonial BancGroup, Inc. Stock Bonus and Retention Plan, Included as Exhibit 10(C)(2) to the Registrant's Registration Statement on Form S-4 (File No. 33-52952), and incorporated herein by reference.

10.3 — Indenture dated as of January 29, 1997 between The Colonial BancGroup, Inc. and Wilmington Trust Company, as Debenture Trustee, included as Exhibit 4(A) to Registrant's Registration Statement on Form S-4 (File No. 333-22135), and incorporated herein by reference.

10.4 — Amended and Restated Management Incentive Plan of The Colonial BancGroup, Inc. filed as Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.

10.5 — Restated Colonial BancGroup 2001 Long-Term Incentive Plan, including forms of award agreements, filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005, and incorporated herein by reference.

10.6 — Junior Subordinated Indenture, dated as of March 21, 2002, between The Colonial BancGroup, Inc. and The Bank of New York, as trustee, the form of which is included as Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (File No. 333-83390), and incorporated herein by reference.

10.7 — First Supplemental Indenture, dated as of March 21, 2002, between The Colonial BancGroup, Inc. and The Bank of New York, as trustee, the form of which is included as Exhibit 4.2 to the Registrant's Registration Statement on Form S-3 (File No. 333-83390), and incorporated herein by reference.

10.8 — Second Supplemental Indenture, dated September 16, 2003, between The Colonial BancGroup, Inc. and The Bank of New York, as trustee, the form of which is included as Exhibit 4.2 to the Registrant's Registration Statement on Form S-3 (File No. 333-108254), and incorporated herein by reference.

10.9 — Schedule of Directors Fees, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K, dated as of February 26, 2007, and incorporated herein by reference.

10.10 — Form of Warehouse Loan Purchase Agreement, dated as of March 23, 2005, among MWL Funding, Inc., as the Seller, and Colonial Bank, N.A., as the Servicer, and the persons parties thereto, as Conduit Purchasers and Committed Purchasers, and Citicorp North America, Inc. as the Program Agent and a Group Agent filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated March 25, 2005, and incorporated herein by reference.

10.11 — Form of Amendment No. 1, dated as of September 29, 2005, to Warehouse Loan Purchase Agreement, dated as of March 23, 2005, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated September 29, 2005, and incorporated herein by reference.

Exhibits	Description
10.12	— Form of Omnibus Amendment, dated as of March 21, 2006, to the Warehouse Loan Purchase Agreement, dated as of March 23, 2005, and amended as of September 29, 2005, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated as of March 21, 2006, and incorporated herein by reference.
10.13	— Form of Amendment No. 3, dated as of August 22, 2006, to the Warehouse Loan Repurchase Agreement, dated as of March 23, 2005 and amended as of September 29, 2005 and March 21, 2006, filed as Exhibit 10.1 to the Registrant's Current Report on form 8-K, dated as of August 22, 2006, and incorporated herein by reference.
10.14	— Form of Warehouse Loan Sale Agreement, dated as of March 23, 2005, between Colonial Bank, N.A., as Originator, and MWL Funding, Inc., as Purchaser, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K, dated March 25, 2005, and incorporated herein by reference.
10.15	— Colonial Bank Management Team Incentive Plan, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated as of April 25, 2006, and incorporated herein by reference.
10.16	— Form of Director Indemnification Agreement, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K, dated as of April 25, 2006, and incorporated herein by reference.
Exhibit 11	— Statement Regarding Computation of Earnings Per Share are included herein at Note 22 to the financial statements in Item 8.
Exhibit 12	— Statement Regarding Computation of Ratios of Earnings to Fixed Charges.
Exhibit 14	— Code of Ethics for Principal Financial Officers filed as Exhibit 14 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
Exhibit 21	— List of subsidiaries of the Registrant.
Exhibit 23	— Consents of experts and counsel:
23.1	— Consent of PricewaterhouseCoopers LLP.
Exhibit 24	— Power of Attorney.
Exhibit 31.1	— Certification of Chief Executive Officer.
Exhibit 31.2	— Certification of Chief Financial Officer.
Exhibit 32.1	— Section 906 Certification.
Exhibit 32.2	— Section 906 Certification.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montgomery, Alabama, on the 26 day of February, 2007.

THE COLONIAL BANCGROUP, INC.

By: /s/ ROBERT E. LOWDER

Robert E. Lowder
Its Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT E. LOWDER Robert E. Lowder	Chairman of the Board of Directors, Chief Executive Officer and President	**
/s/ SARAH H. MOORE Sarah H. Moore	Chief Financial Officer and Senior Executive Vice President	**
/s/ T. BRENT HICKS T. Brent Hicks	Chief Accounting Officer and Senior Vice President	
* Lewis E. Beville	Director	**
* Augustus K. Clements, III	Director	**
* Robert S. Craft	Director	**
* Patrick F. Dye	Director	**
* Hubert L. Harris, Jr.	Director	**
* Clinton O. Holdbrooks	Director	**
* Deborah L. Linden	Director	**

Signature	Title	Date
* John Ed Mathison	Director	**
* Milton E. McGregor	Director	**
John C. H. Miller, Jr.	Director	
* Joe D. Mussafer	Director	**
* William E. Powell, III	Director	**
* James W. Rane	Director	**
* Simuel Sippial	Director	**
* Edward V. Welch	Director	**

* The undersigned, acting pursuant to a power of attorney, has signed this Annual Report on Form 10-K for and on behalf of the persons indicated above as such persons' true and lawful attorney-in-fact and in their names, places and stead, in the capacities indicated above and on the date indicated below.

/s/ SARAH H. MOORE

Sarah H. Moore
Attorney-in-Fact

** Dated: February 26, 2007

EXHIBIT INDEX

Exhibits	Description

Exhibit 3 — Articles of Incorporation and Bylaws:

3.1 — Restated Certificate of Incorporation of the Registrant, filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2006, and incorporated herein by reference.

3.2 — Bylaws of the Registrant, as amended, filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

Exhibit 4 — Instruments defining the rights of security holders:

4.1 — Article 4 of the Restated Certificate of Incorporation of the Registrant filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, and incorporated herein by reference.

4.2 — Article II of the Bylaws of the Registrant filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

4.3 — Dividend Reinvestment and Common Stock Purchase Plan of Registrant dated January 15, 1986, and Amendment No. 1 thereto dated as of June 10, 1986, filed as Exhibit 4(C) to the Registrant's Registration Statement on Form S-4 (File No. 33-07015), effective July 15, 1986, and incorporated herein by reference.

4.4 — All instruments defining the rights of long-term debt of the Corporation and its subsidiaries. Not filed pursuant to clause 4(iii) of Item 601(b) of Regulation S-K, to be furnished upon request of the Commission.

Exhibit 10 — Material Contracts:

10.1 — The Colonial BancGroup, Inc. First Amended and Restated Restricted Stock Plan for Directors, as amended, included as Exhibit 10(C)(1) to the Registrant's Registration Statement on Form S-4 (File No. 33-52952), and incorporated herein by reference.

10.2 — The Colonial BancGroup, Inc. Stock Bonus and Retention Plan, Included as Exhibit 10(C)(2) to the Registrant's Registration Statement on Form S-4 (File No. 33-52952), and incorporated herein by reference.

10.3 — Indenture dated as of January 29, 1997 between The Colonial BancGroup, Inc. and Wilmington Trust Company, as Debenture Trustee, included as Exhibit 4(A) the Registrant's Registration Statement on Form S-4 (File No. 333-22135), and incorporated herein by reference.

10.4 — Amended and Restated Management Incentive Plan of The Colonial BancGroup, Inc. filed as Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.

10.5 — Restated Colonial BancGroup 2001 Long-Term Incentive Plan, including forms of award agreements, filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005, and incorporated herein by reference.

10.6 — Junior Subordinated Indenture, dated as of March 21, 2002, between The Colonial BancGroup, Inc. and The Bank of New York, as trustee, the form of which is included as Exhibit 4.1 to the Registrant's Registration Statement on Form S-4 (File No. 333-83390), and incorporated herein by reference.

Exhibits	Description
10.7 —	First Supplemental Indenture, dated as of March 21, 2002, between The Colonial BancGroup, Inc. and The Bank of New York, as trustee, the form of which is included as Exhibit 4.2 to the Registrant's Registration Statement on Form S-3 (File No. 333-83390), and incorporated herein by reference.
10.8 —	Second Supplemental Indenture, dated September 16, 2003, between The Colonial BancGroup, Inc. and The Bank of New York, as trustee, the form of which is included as Exhibit 4.2 to the Registrant's Registration Statement on Form S-3 (File No. 333-108254), and incorporated herein by reference.
10.9 —	Schedule of Directors Fees, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K, dated as of February 26, 2007, and incorporated herein by reference.
10.10 —	Form of Warehouse Loan Purchase Agreement, dated as of March 23, 2005, among MWL Funding, Inc. as the Seller, and Colonial Bank, N.A., as the Servicer, and the persons parties thereto, as Conduit Purchasers and Committed Purchasers, and Citicorp North America, Inc. as the Program Agent and a Group Agent filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated March 25, 2005, and incorporated herein by reference.
10.11 —	Form of Amendment No. 1, dated as of September 29, 2005, to Warehouse Loan Purchase Agreement, dated as of March 23, 2005, filed as Exhibits 10.1 to the Registrant's Current Report on Form 8-K, dated September 29, 2005, and incorporated herein by reference.
10.12 —	Form of Omnibus Amendment, dated as of March 21, 2006, to the Warehouse Loan Purchase Agreement, dated as of March 23, 2005, and amended as of September 29, 2005, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated as of March 21, 2006, and incorporated herein by reference.
10.13 —	Form of Amendment No. 3, dated as of August 22, 2006, to the Warehouse Loan Repurchase Agreement, dated as of March 23, 2005 and amended as of September 29, 2005 and March 21, 2006, filed as Exhibit 10.1 to the Registrant's Current Report on form 8-K, dated as of August 22, 2006, and incorporated herein by reference.
10.14 —	Form of Warehouse Loan Sale Agreement, dated as of March 23, 2005, between Colonial Bank, N.A., as Originator, and MWL Funding, Inc., as Purchaser, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K, dated March 25, 2005, and incorporated herein by reference.
10.15 —	Colonial Bank Management Team Incentive Plan, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated as of April 25, 2006, and incorporated herein by reference.
10.16 —	Form of Director Indemnification Agreement, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K, dated as of April 25, 2006, and incorporated herein by reference.
Exhibit 11 —	Statement Regarding Computation of Earnings Per Share are included herein at Note 22 to the financial statements in Item 8.
Exhibit 12 —	Statement Regarding Computation of Ratios of Earnings to Fixed Charges.
Exhibit 14 —	Code of Ethics for Principal Financial Officers filed as Exhibit 14 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
Exhibit 21 —	List of subsidiaries of the Registrant.
Exhibit 23 —	Consents of experts and counsel:

Exhibits	Description
23.1	— Consent of PricewaterhouseCoopers LLP.
Exhibit 24	— Power of Attorney.
Exhibit 31.1	— Certification of Chief Executive Officer.
Exhibit 31.2	— Certification of Chief Financial Officer.
Exhibit 32.1	— Section 906 Certification.
Exhibit 32.2	— Section 906 Certification.

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Corporate Offices
Colonial Corporate Campus
100 Colonial Bank Boulevard
Montgomery, Alabama 36117
(334) 676-5000
www.colonialbank.com

Annual Meeting
The annual meeting of shareholders of The Colonial BancGroup, Inc. will be held on April 18, 2007, at 10:00 a.m. Central Time, at the corporate campus.

Stock Exchange
BancGroup's Common Stock is traded on the New York Stock Exchange under symbol CNB.

Dividend Reinvestment
and Stock Purchase Plan
Owners of BancGroup Common Stock may participate in the Dividend Reinvestment and Common Stock Purchase Plan. Dividends are reinvested and additional shares purchased at 100% of the market price average, determined as provided in the plan.

A quarterly dividend of $0.1875 per share was declared on January 17, 2007, payable on February 19, 2007 to shareholders of record on January 26, 2007. Dividends have been paid every year since the Company was founded in 1981. The annual dividend rate has increased every year since 1990.

designed and produced by see see eye/Atlanta

Form 10-K
Form 10-K is BancGroup's annual report filed with the Securities and Exchange Commission, and is included within this document.

A copy of BancGroup's 10-K, information on BancGroup's dividend, reinvestment and stock purchase plan (the "plan"), a prospectus and enrollment card for the plan may be obtained, free of charge, by contacting:

Randy Sallé
The Colonial BancGroup, Inc.
P.O. Box 241148
Montgomery, Alabama 36124-1148
(888) 843-0622
randy_salle@colonialbank.com

Transfer and Dividend Listing
Disbursing Agent
Computershare Investor Services, LLC
P.O. Box 43078
Providence, Rhode Island 02940
(800) 485-1893

Analysts, investors and others seeking additional financial information should contact:
Lisa Free
Director of Investor Relations
The Colonial BancGroup, Inc.
P.O. Box 241148
Montgomery, Alabama 36124-1148
(334) 676-5105
lisa_free@colonialbank.com

Shareholder Information



Colonial
BancGroup[SM]

You'll like it here.

100 Colonial Bank Boulevard
Montgomery, Alabama 36117
www.colonialbank.com

END